UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

☐ No changes to the information required by Part I have occurred since the last filing of this offering statement.

ITEM 1. **Issuer Information**

Exact name of issuer as specified in the issuer's charter: Medivie USA Inc.

Jurisdiction of incorporation/organization: Nevada

Year of incorporation: 2016

CIK: 0001677885

Primary Standard Industrial Classification Code: 5047

I.R.S. Employer Identification Number: 36-4830008

Total number of full-time employees: 0

Total number of part-time employees: 4

Contact Information

Address of Principal Executive Offices: 11319 MAPLE STREET, LOS ALAMITOS, CALIFORNIA 90720

Telephone: 919-405-1539

Provide the following information for the person the Securities and Exchange Commission's staff should call in connection with any pre-qualification review of the offering statement:

Name: Sunny Barkats

Address: 18 East 41st Street, 14th Floor, New York, New York 10017

Telephone: 646-502-7007

Provide up to two e-mail addresses to which the Securities and Exchange Commission's staff may send any comment letters relating to the offering statement. After qualification of the offering statement, such e-mail addresses are not required to remain active:

sbarkats@jsbarkats.com

josh@medivieUSA.com

Financial Statements

Industry Group (select one): ☐ Banking ☐ Insurance ☒ Other

Use the financial statements for the most recent fiscal period contained in this offering statement to provide the following information about the issuer. The following table does not include all of the line items from the financial statements. Long Term Debt would include notes payable, bonds, mortgages, and similar obligations. To determine "Total Revenues" for all companies selecting "Other" for their industry group, refer to Article 5-03(b)(1) of Regulation S-X. For companies selecting "Insurance," refer to Article 7-04 of Regulation S-X for calculation of "Total Revenues" and paragraphs 5 and 7(a) for "Costs and Expenses Applicable to Revenues".

Balance Sheet Information

Cash and Cash Equivalents:	0.00
Investment Securities:	0.00
Accounts and Notes Receivable:	304,000.00
Property, Plant and Equipment (PP&E):	0.00
Total Assets:	304,000.00
Accounts Payable and Accrued Liabilities:	89,000.00
Long Term Debt:	0.00
Total Liabilities:	89,000.00
Total Stockholders' Equity:	215,000.00
Total Liabilities and Equity:	304,000.00

Income Statement Information

Total Revenues:	0.00
Costs and Expenses Applicable to Revenues:	45,000.00
Depreciation and Amortization:	0.00
Net Income:	45,000.00
Earnings Per Share – Basic:	0.00
Earnings Per Share – Diluted:	0.00

Name of Auditor (if any): Fahn Kanne & Co. Grant Thornton Israel

Outstanding Securities

	Name of Class (if any)	Units Outstanding	CUSIP (if any)	Name of Trading Center or Quotation Medium (if any)
Common Equity	Common Stock	18130000	000000000	N/A
Preferred Equity	Preferred Stock	0	000000000	N/A
Debt Securities	N/A	0	000000000	N/A

ITEM 2.   Issuer Eligibility

☒   Check this box to certify that all of the following statements are true for the issuer(s):

- Organized under the laws of the United States or Canada, or any State, Province, Territory or possession thereof, or the District of Columbia.

- Principal place of business is in the United States or Canada.

- Not subject to section 13 or 15(d) of the Securities Exchange Act of 1934.

- Not a development stage company that either (a) has no specific business plan or purpose, or (b) has indicated that its business plan is to merge with an unidentified company or companies.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not issuing fractional undivided interests in oil or gas rights, or a similar interest in other mineral rights.

- Not issuing asset-backed securities as defined in Item 1101(c) of Regulation AB.

- Not, and has not been, subject to any order of the Commission entered pursuant to Section 12(j) of the Exchange Act (15 U.S.C. 78l(j)) within five years before the filing of this offering statement.

- Has filed with the Commission all the reports it was required to file, if any, pursuant to Rule 257 during the two years immediately before the filing of the offering statement (or for such shorter period that the issuer was required to file such reports).

ITEM 3.   Application of Rule 262

☒   Check this box to certify that, as of the time of this filing, each person described in Rule 262 of Regulation A is either not disqualified under that rule or is disqualified but has received a waiver of such disqualification

☐   Check this box if "bad actor" disclosure under Rule 262(d) is provided in Part II of the offering statement.

ITEM 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

Check the appropriate box to indicate whether you are conducting a Tier 1 or Tier 2 offering:

☐ Tier 1 ☒ Tier 2

Check the appropriate box to indicate whether the annual financial statements have been audited:

☐ Unaudited ☒ Audited

Types of Securities Offered in this Offering Statement (select all that apply):

☒ Equity (common or preferred stock)

☐ Debt

☐ Option, warrant or other right to acquire another security

☐ Security to be acquired upon exercise of option, warrant or other right to acquire security

☐ Tenant-in-common securities

☐ Other (describe) _____

Does the issuer intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3)?

Yes ☐ No ☒

Does the issuer intend this offering to last more than one year?

Yes ☐ No ☒

Does the issuer intend to price this offering after qualification pursuant to Rule 253(b)?

Yes ☐ No ☒

Will the issuer be conducting a best efforts offering?

Yes ☒ No ☐

Has the issuer used solicitation of interest communications in connection with the proposed offering?

Yes ☐ No ☒

Does the proposed offering involve the resale of securities by affiliates of the issuer?

Yes ☒ No ☐

Number of securities offered: 2000000

Number of securities of that class already outstanding: 18130000

The information called for by this item below may be omitted if undetermined at the time of filing or submission, except that if a price range has been included in the offering statement, the midpoint of that range must be used to respond. Please refer to Rule 251(a) for the definition of "aggregate offering price" or "aggregate sales" as used in this item. Please leave the field blank if undetermined at this time and include a zero if a particular item is not applicable to the offering.

Price per security: $ 5.00

The portion of the aggregate offering price attributable to securities being offered on behalf of the issuer:

$ 7,000,000.00

The portion of the aggregate offering price attributable to securities being offered on behalf of selling securityholders:

$ 3,000,000.00

The portion of aggregate offering attributable to all the securities of the issuer sold pursuant to a qualified offering statement within the 12 months before the qualification of this offering statement:

$ 0.00

The estimated portion of aggregate sales attributable to securities that may be sold pursuant to any other qualified offering statement concurrently with securities being sold under this offering statement:

$ 0.00

Total: $ 10,000,000.00 (the sum of the aggregate offering price and aggregate sales in the four preceding paragraphs).

Anticipated fees in connection with this offering and names of service providers:

	Name of Service Provider	Fees
Underwriters:		$
Sales Commissions:		$
Finder's Fees:		$
Audit:	Fahn Kanne & Co. Grant Thornton Israel	$ 16,000.00
Legal:	JSBarkats, PLLC	$ 30,000.00
Promoters:		$
Blue Sky Compliance:		$

CRD Number of any broker or dealer listed: _____

Estimated net proceeds to the issuer: $ 6,500,000.00

Clarification of responses (if necessary): Ancillary fees, such as legal, marketing and audit fees, will be approximately $500,000. If the Company uses a placement agent, there could be an additional fee of up to $800,000, resulting in net proceeds to the Company of $5,700,000.

ITEM 5.   Jurisdictions in Which Securities are to be Offered

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	Puerto Rico	PR
X	Arizona	AZ	X	Nevada	NV			
X	Arkansas	AR	X	New Hampshire	NH	X	Alberta	A0
X	California	CA	X	New Jersey	NJ	X	British Columbia	A1
X	Colorado	CO	X	New Mexico	NM	X	Manitoba	A2
X	Connecticut	CT	X	New York	NY	X	New Brunswick	A3
X	Delaware	DE	X	North Carolina	NC	X	Newfoundland	A4
X	Florida	FL	X	North Dakota	ND	X	Nova Scotia	A5
X	Georgia	GA	X	Ohio	OH	X	Ontario	A6
X	Hawaii	HI	X	Oklahoma	OK	X	Prince Edward Island	A7
X	Idaho	ID	X	Oregon	OR	X	Quebec	A8
X	Illinois	IL	X	Pennsylvania	PA	X	Saskatchewan	A9
X	Indiana	IN	X	Rhode Island	RI	X	Yukon	B0
X	Iowa	IA	X	South Carolina	SC	X	Canada (Federal Level)	Z4
X	Kansas	KS	X	South Dakota	SD			
X	Kentucky	KY	X	Tennessee	TN			
X	Louisiana	LA	X	Texas	TX			
X	Maine	ME	X	Utah	UT			
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

☐   None

☒   Same as the jurisdictions in which the issuer intends to offer the securities.

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	Puerto Rico	PR
X	Arizona	AZ	X	Nevada	NV			
X	Arkansas	AR	X	New Hampshire	NH	X	Alberta	A0
X	California	CA	X	New Jersey	NJ	X	British Columbia	A1
X	Colorado	CO	X	New Mexico	NM	X	Manitoba	A2
X	Connecticut	CT	X	New York	NY	X	New Brunswick	A3
X	Delaware	DE	X	North Carolina	NC	X	Newfoundland	A4
X	Florida	FL	X	North Dakota	ND	X	Nova Scotia	A5
X	Georgia	GA	X	Ohio	OH	X	Ontario	A6
X	Hawaii	HI	X	Oklahoma	OK	X	Prince Edward Island	A7
X	Idaho	ID	X	Oregon	OR	X	Quebec	A8
X	Illinois	IL	X	Pennsylvania	PA	X	Saskatchewan	A9
X	Indiana	IN	X	Rhode Island	RI	X	Yukon	B0
X	Iowa	IA	X	South Carolina	SC	X	Canada (Federal Level)	Z4
X	Kansas	KS	X	South Dakota	SD			
X	Kentucky	KY	X	Tennessee	TN			
X	Louisiana	LA	X	Texas	TX			
X	Maine	ME	X	Utah	UT			
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

ITEM 6.   **Unregistered Securities Issued or Sold Within One Year**

☐   None

As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year before the filing of this Form 1-A, state:

(a) Name of such issuer.

Medivie USA Inc.

(b)(1) Title of securities issued

Common stock

(2) Total amount of such securities issued

18130000

(3) Amount of such securities sold by or for the account of any person who at the time was a director, officer, promoter or principal securityholder of the issuer of such securities, or was an underwriter of any securities of such issuer

0

(c)(1) Aggregate consideration for which the securities were issued and basis for computing the amount thereof.

16,200,000 shares - $230,000; 1,800,000 shares - services valued at $30,000.

(2) Aggregate consideration for which the securities listed in (b)(3) of this item (if any) were issued and the basis for computing the amount thereof (if different from the basis described in (c)(1)).

(e) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:

Prior issuance of 18,130,000 unregistered securities to three shareholders relied on Section 4(a)(2) of the Securities Act of 1933, as a transaction by an issuer not involving a public offering.

PART II – OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission, which we refer to as the Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.


MEDIVIE USA INC.



11319 Maple Street
Los Alamitos, California 90720
info@medivie.com

Maximum Offering $10,000,000
The offering provides for 2,000,000 shares of common stock at $5 per share.
Our minimum offering is $5.00
One can purchase single individual share at $5 per share.


Pursuant to this offering circular (the "Offering Circular"), we are offering a maximum of 2,000,000 shares of our common stock at $5.00 per share (the "Shares"), on a "best efforts" basis (the "Offering"). The Offering may continue until the earlier of twelve (12) months from the date this Offering Statement is declared qualified by the Securities and Exchange Commission ("SEC") or the date when all Shares have been sold, the Company provides for a minimum offering of $5.00 of its Company's common stock and may close on the offering at its discretion on an ongoing basis.

It is anticipated that the initial closing will occur after the Offering Statement is declared qualified by the Securities and Exchange Commission. Thereafter, we may hold additional "rolling closings" at such time and place, and on such date or dates, as we may determine at our discretion. This rolling closing allow the company to continuously close on proceeds received in Escrow once the subscription agreement is executed and finalized with the vetted subscribers. Prospective purchasers of the Shares should carefully consider the risk factors referred to in this Offering Circular before making an investment in the Shares (See **"Risk Factors" on Page 9**).

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS OFFERING CIRCULAR THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public [1]	Underwriting Discounts and Commissions [2]	Proceeds to the Company	Proceeds to Other Persons
Per Share	$ 5.00	$ 0	$ 5.00	$ 0
Total Maximum	$ 10,000,000	$ 0	$ 6,500,000 [2]	$ 3,000,000 [3]

(1) The Shares are offered in denominations of $5.00 and any even multiple thereof. The minimum subscription is $5.00.
(2) There is no underwriter for the securities offered by this Offering Circular. The Company intends to sell the securities itself in its capacity as issuer; however, the Company reserves the right to use the services of a placement agent. In the event such services are sought, the fee for such services will be up to 8% in cash and/or common stock of the subscriptions provided by such placement agent. If the Maximum Offering is sold through such services, and the fee is paid entirely in cash, such fees would total $800,000, payable by the Company. In the event the Maximum Offering is sold through the services of a placement agent or registered representatives as described above, and the fee for such services is paid entirely in cash, the net proceeds to the Company would be $5,700,000.
(3) Ancillary fees, such as preparing the offering marketing legal and auditor's fees associated with the offering will be approximately $500,000.

We are providing the disclosure in the format prescribed by Part II of Form 1-A.

The date of this Preliminary Offering Circular is January 23, 2017

Prepared By:



JSBarkats, PLLC
"WE WILL EITHER FIND A WAY OR MAKE ONE®"
18 East 41st Street, 14th Floor
New York, NY 10017
P: (646) 502-7001
F: (646) 607-5544
www.JSBarkats.com

IMPORTANT INVESTOR NOTICES

PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR AS INVESTMENT, LEGAL, BUSINESS OR TAX ADVICE. EACH INVESTOR SHOULD CONTACT HIS OR HER OWN ADVISORS REGARDING THE APPROPRIATENESS OF THIS INVESTMENT AND THE TAX CONSEQUENCES THEREOF WHICH MAY DIFFER DEPENDING ON AN INVESTOR'S PARTICULAR FINANCIAL SITUATION. IN NO EVENT SHOULD THIS OFFERING CIRCULAR BE DEEMED TO BE CONSIDERED TAX ADVICE PROVIDED BY US.

The information contained in this Offering Circular is as of the date set forth on the cover page, and delivery of this Offering Circular at any time does not imply that the information contained herein is correct as of any date subsequent to the date set forth on the cover page.

The Company reserves the right to reject any offering for equity or to terminate, at any time, the solicitation or indications of interest in investing in the opportunity or the further participation in the investigation and proposal process by any party. Finally, the Company reserves the right to modify, at any time, any procedures related to such process without assigning any reason therefore.

We are not a reporting company under the federal securities laws. We do not intend to furnish to our security holders annual reports containing financial statements that have been audited by independent public accountants, unless required to do so after this Offering is declared qualified by the Securities and Exchange Commission.

Inquiries

For additional information regarding Medivie USA Inc. please contact:

Benjamin Rael-Brook our Chairman of the Board of Directors, Secretary and Chief Executive Officer: benjamin@medivieUSA.com ; Tel.: (919) 405-1539
Joshua Rurka our President, Treasurer and Director of the Company: josh@medivieUSA.com ; Tel.: (919) 405-1539

Contact our attorneys at JSBarkats, PLLC located at 18 East 41st Street, 14th Fl., New York, NY 10017 or via email info@jsbarkats.com

TABLE OF CONTENTS

OFFERING SUMMARY

This Offering Summary highlights information contained in other parts of this Offering Circular and is not a complete detailed description of the terms of the investment. Because it is a summary, it does not contain all of the information that you should consider before investing in the Offering. For a more complete understanding of this Offering Circular, you should read this entire document carefully, including information concerning the Company, the securities being offered through this Offering, and the information set forth under the heading "Risk Factors" starting on page 9.

The Company:	Medivie USA Inc. is a Nevada corporation (the "Company", "Medivie", "we", "us", or "our") focused on developing innovative oral devices that provide solutions in the fields of birth, migraines, chronic pains, Alzheimer, Fibromyalgia and ADHD. The Company`s business activities are directed, controlled and coordinated from its principal office in Los Alamitos, CA.
Offering:	A minimum subscription is one Share. The total maximum offering is 2,000,000 Shares (the "Maximum Offering), at $5 per share for an aggregate maximum capital raise of up to $10,000,000 including the resale shareholders identified in this Offering. A total of 600,000 shares are being resold by existing shareholders for an aggregate of $3,000,000 which is not allocated to the Company but directly to those resale shareholders. Therefore, the Company can only obtain before any fee are paid to potential placement agent an aggregate of $6,500,000 (after deduction of estimated offering expenses of approximately $500,000), in addition, if a placement agent is to raise any portion of the capital a fee of 8% of the total capital raising is to be allocated not to exceed $800,000. Such potential fee could reduce the gross capital proceeds allocated to the Company by an additional $800,000 if the maximum offering is reached by a potential nonexclusive placement agent.
	The Company intends to sell the Shares itself in its capacity as issuer. However, the Company reserves the right to offer non-exclusive finder's fees to placement agents for a fee of up to 8% in cash and/or securities for the subscriptions identified as being provide by such placement agent. If the Maximum Offering is sold through such services, and the fee is paid entirely in securities, 160,000 Shares could be issued as payment to such placement agent, resulting in further dilution by such amount of Shares.
	The issuance and sale of the Shares is being made in reliance upon Section 3(b) of the Securities Act, and in reliance on applicable registration, or exemptions from registration, provisions under certain state securities laws.
Ownership of the Company:	Assuming the sale of all of the Shares in the Offering, the purchasers in the Offering will beneficially own an aggregate of 10.24% of the Company's outstanding common stock on a fully diluted basis, following the Offering.
	In the event the Company relies on a placement agent for this Offering, any portion or all of the Offering could be diluted by up to an additional 8% granted to such placement agent, for the identifiable capital raised by the FINRA registered representative. If the Maximum Offering is sold through such services, and the fee is paid entirely in securities, the purchasers in the Offering will beneficially own an aggregate of 10.16% of the Company's outstanding common stock on a fully diluted basis, following the Offering. Such placement agent if any could not exceed $800,000 in commission if the maximum amount were to be placed through such a registered representative or various registered representatives.
Board Composition:	The Company's Board of Directors is composed of Joshua Rurka and Benjamin Rael-Brook our Chairman of the Board.

Closing:	It is anticipated that the initial closing will occur after the Offering Circular is declared qualified by the Securities and Exchange Commission (the "SEC" or "Commission"). Thereafter, the Company may hold additional "rolling closings" at such time and place, and on such date or dates, as the Company may determine at its own discretion (each such date being sometimes referred to herein as a "Closing Date").
Use of Proceeds:	The Company anticipates net proceeds of the Offering, after payment of estimated costs and expenses associated with the Offering, of approximately $6,500,000 if the Maximum Offering is sold. The Company plans to use the proceeds of the Offering to distribute and market, and may manufacture in the future, its Laboraide product and other products and for general corporate and working capital purposes. However, in the event the Company uses the services of a placement agent, the fee for such services will be up to 8% in cash and/or securities of the subscriptions provided by such placement agent. If the Maximum Offering is sold through such services, and the fee is paid entirely in cash, net proceeds to the Company would be $5,700,000.
Subscription Documents:	To subscribe for Shares, any individual qualified in the state of this Offering is provided for subscriber must complete, execute, and return to the Company the Subscription Agreement, which contain certain representations, covenants, warranties, and undertakings, all of which should be carefully considered by the subscriber before execution. A qualified subscriber should also send payment by a wire transfer ACH or certified check payable to "Medivie USA Inc.," to the Company`s escrow account established for the Offering and held by VStock Transfer as its escrow agent in an amount equal to the purchase price for the Shares subscribed. All commitments shall be signed, but no wire needs to be transferred until a binding notice of closing is emailed to the investor.
Investor Suitability:	The Company reserves the right, in its sole discretion, for any reason or for no reason, to reject any potential subscriber and/or to limit the amount of Shares sold to any subscriber in this Offering.
Acceptance of Rejection of Subscriptions:	Subscription Agreements are not binding on the Company until accepted by the Company. If we reject all or a portion of any subscription, we will return to the prospective subscriber all, or the appropriate portion, of the amount submitted with such prospective investor's subscription, without interest or deduction. After all refunds have been made, the Company and its directors, officers and a counsel will have no further liability to subscribers.

Marketing:	There is no underwriter for the securities offered by this Offering Circular. The Company intends to sell the securities itself in its capacity as issuer; however, the Company reserves the right to use the services of a placement agent. In the event such services are sought, the fee for such services will be up to 8% in cash and/or securities of the subscriptions identified as being provided by such placement agent.
	"Crowdfondue.com" will act as the Company's agent to coordinate marketing efforts.
Termination of Offering:	If the Offering is terminated or withdrawn, the Company will return to subscribers the subscription amounts held in the Company`s bank account, without interest or deduction therefrom.
Risk Factors:	Investing in our Shares involves a **high degree of risk**. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the **"Risk Factors"** section of this Offering Circular.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements. To the extent that any statements made in this Offering Circular or any supplement containing information that is not historical, these statements are essentially forward-looking. Forward-looking statements can be identified by the use of words such as "expects," "plans" "will," "may," "anticipates," believes," "should," "intends," "estimates," and other words of similar meaning. These statements are subject to risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties are outlined in the section entitled "Risk Factors" and include, without limitation: our limited operating history; our ability to raise additional capital to finance our activities; the outcome of this Offering and legal and regulatory risks associated therewith; the ability to comply with regulatory requirements; the seeking or enforceability or value of joint development, licensing, distribution, collaboration agreements with other service or vendor companies; the ability to protect intellectual property and proprietary information; the period of time for which the proceeds of the Offering will enable us to fund our operations; general economic and business conditions; volatility of our operating results and financial condition; and other various risks.

Information regarding market and industry statistics contained in this Offering Circular is included based on available information that the Company believes is accurate. The Company has not, and will not, review or include data in the Offering Circular or any supplement from all sources, and cannot assure investors of the accuracy or completeness of the data included in this Offering Circular or any supplement. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue, and market acceptance of products and services. The Company urges prospective investors to do their own research regarding the potential market for the Company's products in development. The Company undertakes no obligation to publicly update any forward-looking statements. As a result, investors should not place undue reliance on these forward-looking statements.

RISK FACTORS

The investment opportunity offered in this document may not be suitable for all recipients of this document. Prior to investing, investors are advised to consult professional advisers who specialize in advising on investments of this nature.

This section "Risk Factors" contains what the Company believes to be the principal risk factors associated with an investment in the Company. In addition to the other information contained in this document, these risk factors should be considered carefully in evaluating whether to make an investment in the Company. If any of the following risks, which are not exhaustive, were to materialize, the Company's business, financial condition, results or future operations could be materially adversely affected. Additional risks and uncertainties not presently known to the Company, or which the Company currently deem immaterial, may also have an adverse effect on the Company. Prospective investors should carefully consider the other information in this document. The risks listed below do not necessarily comprise all the risks associated with an investment in the Company and are not set out in any order of priority.

Risks Related to the Company

The Company operates in a competitive environment.

The Company may have competitors in the future. Potential competitors may have longer operating histories, greater name recognition, more employees, and significantly greater financial, technical, marketing, public relations and distribution resources than the Company. The competitive environment may require the Company to make changes in the Company's products, pricing, licensing, services or marketing to maintain and extend the Company's current brand and technology. Price concessions or the emergence of other pricing or distribution strategies of competitors may diminish the Company's revenues, impact the Company's margins, or lead to a reduction in the Company's market share, any of which will harm the Company's business.

The Company needs to address the primary factors in the industry to be successful.

The Company believes that the primary factors in the oral devices industry markets include:

- the quality and reliability of such distribution channels;

- access to distribution channels necessary to achieve broad distribution and use of products;

- the availability for the sales through Internet;

- access to and protection of the necessary intellectual property rights;

- the difficulty in forecasting customer preferences or demand accurately;

- the inability to expand production capacity to meet demand for new products;

- the inability to successfully manage the interoperability and transition from older products;

- the impact of customers' demand for new products on the products being replaced, thereby causing a decline in sales of existing products and an excessive, obsolete supply of inventory;

- delays in initial shipments of new products;

- delays in sales caused by the desire of customers to evaluate new products for extended periods of time; and

- access to capital to develop its new products.

The Company's failure to adequately address any of the above factors could harm the Company's business strategy and operating results.

We are an early stage development company, have limited operating history and face many of the risks and difficulties frequently encountered by development stage companies.

We have no operating history, and to date, our efforts have been focused primarily on the development and marketing of our business model. We have limited operating history for investors to evaluate the potential of our business development in the U.S. We have not extensively built our customer base or our brand name. In addition, we also face many of the risks and difficulties inherent in gaining market share as a new company, including:

- increasing awareness of our brand name;

- meeting customer demand and standards;

- attaining customer loyalty;

- developing and upgrading our product offerings;

- implementing our advertising and marketing plan;

- maintaining our current strategic relationships and developing new strategic relationships;

- responding effectively to competitive pressures; and

- attracting, retaining and motivating qualified personnel.

Our future will depend on our continued ability to bring our products to the marketplace, which requires careful planning to provide a product that meets customer standards without incurring unnecessary cost and expense.

The Company has no operating history and expects to incur operating losses. The Company has no sales and has generated zero revenue as of the date of this Offering Circular.

The Company has no operating history upon which an evaluation of the Company`s business can be based. Further, the Company expects to incur substantial operating losses. The Company's continued existence is dependent upon the Company's ability to generate profitable operations and to secure the necessary financing to fund the Company's future operations. The likelihood of the Company's future success must be considered in light of the Company's lack of operating history and the Company's expectation of continued operating losses, as well as the problems, expenses, difficulties, risks and complications frequently encountered in connection with similarly situated companies. There can be no assurance that the Company's future revenues, if any, will ever be significant or that the Company's operations will ever be profitable.

The Company's quarterly financial results may fluctuate significantly. The Company expects its quarterly revenues, expenses and operating results to fluctuate significantly in the future as a result of a variety of factors, some of which are outside of the Company's control. These factors include:

- the number of customers;

- the Company's ability to establish and strengthen brand awareness;

- the Company's success, and the success of its strategic partners, in marketing the Company's products and services;

- the amount and timing of the costs relating to marketing efforts or other initiatives;

- the timing of contracts with strategic partners and other parties;

- fees the Company may pay for distribution, service agreements and promotional arrangements or other costs the Company incurs as it expands operations;

- ability to sell the products over the Internet;

- the Company's ability to compete in a highly competitive market, and the introduction of new sites and services by the Company or its competitors; and

- economic conditions specific to the oral devices industry and general economic conditions.

In addition, in an attempt to enhance its long-term competitive position, the Company may from time to time, make decisions regarding pricing, marketing, services and technology that could have a near-term material adverse effect on its business, financial condition and operating results. Due to the foregoing factors, the Company believes that quarter-to-quarter comparisons of its operating results are not a good indication of its future performance.

The implementation of the Company's business strategy will require significant expenditure of capital and may require additional financing.

The implementation of the Company's business strategy will require significant expenditures of capital, and the Company may require additional financing. Additional funds may be sought through equity or debt financings. The Company cannot offer any assurances that commitments for such financings will be obtained on favorable terms, if at all. As of the date of this Offering Circular, the Company has limited funds. Equity financings could result in dilution to stockholders and debt financing could result in the imposition of significant financial and operational restrictions on the Company. The Company's inability to access adequate capital on acceptable terms could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company could default on its Note with Thunder Crowd Capital, LLC ("TCC") and lose its Licensing Agreement and therefore its purpose.

In the event of a failure to repay its debt pursuant to a certain Note Agreement entered into on November 20, 2016, see Exhibit 3.2, in which the Company could in the event of a default lose its exclusive licensing agreement and its assets. Which would be detrimental for the shareholders and the Company resulting in a loss of business and could have a material adverse effect on the Company's goal.

If we fail to attract and retain highly skilled management and other personnel, our business, financial condition and results of operations may be harmed.

Our success has depended, and will continue to depend, in large part on our ability to attract and retain senior executives, key officer and other employees who possess extensive knowledge, experience and skill applicable to our business. While we strive to mitigate the negative impact associated with the loss of a key executive employee, officer and other employee an unsuccessful transition or loss could significantly disrupt our operations and have a material adverse effect on our business, financial condition or results of operations.

We are also dependent on training, motivating and managing our sales team that interact with our customers on a daily basis. Competition for these types of qualified employees is intense and the failure to attract, retain and property train qualified and motivated employees could result in decreased customer satisfaction, loss of customers, and lower sales.

Our future success is dependent, on the performance and continued service of Joshua Rurka and Benjamin Rael-Brook.

The Company depends on key personnel who may leave at any time. The Company's success depends on Benjamin Rael-Brook the Chief Executive Officer, Secretary and Chairmen of the board of Directors of the Company and Mr. Joshua Rurka, the President, Treasurer and Director of the Company.

The Company does not maintain "key-man" life insurance policies.

Although the Company does not presently maintain "key-man" life insurance policies for any executive officer, the Company hopes to obtain a life insurance policy on the above-mentioned individuals as soon as practicable. No assurances can be made however that the Company will be able to obtain life insurance policies for such individuals on reasonable terms, or at all.

While no current lawsuits are filed against the Company, the possibility exists that a claim of some kind may be made in the future.

While no current lawsuits are filed against us, the possibility exists that a claim of some kind may be made in the future. While we will work to insure high product quality and accuracy in all marketing and labeling, no assurance can be given that some claims for damages will not arise.

The Company has arbitrarily determined the offering price for the Shares of our common stock.

The Company has arbitrarily determined the offering price for the Shares of its common stock, and it is discounted from a valuation obtained from an independent third party. There is currently no market for our Shares. The offering price for such Shares of common stock should not be considered an indication of the actual value of such Shares of common stock and is not based on the Company's net worth or prior earnings. The Company cannot assure you that such Shares of common stock could be resold by you at the price you have paid or at any other price.

Establishing a new brand requires effective marketing and product placement which may take a long period of time and may not be successful.

Our principal business strategy is to develop our products as a respected brand within the industry in which they are sold. The marketing of consumer goods is highly dependent on creating favorable consumer perception. The Company has limited experience advertising and marketing its products. We have spent approximately $200,000 to date with regard to preparing for the marketing the Offering, and we intend to hire an advertising and public relations firm to represent us in the future and spend an additional $300,000 toward marketing. However, the Company may be unable to find the appropriate employees or consultants to assist with the commercialization of its products, build a suitable sales force, or enter into satisfactory marketing arrangements with third parties, and its sales and marketing efforts may be unsuccessful.

Competitors may have significantly greater advertising resources and experience and enjoy well-established brand names. There can be no assurance that our initial advertising and promotional activities will be successful in creating the desired consumer perception.

__The Company may not successfully develop new products.__

The Company's growth depends on Medivie UK's ability to develop leading edge oral devices at affordable price ranges. The Company's business and operating results would be harmed if the Company fails to develop products that achieve widespread market acceptance or that fail to generate significant revenues to offset development costs. The Company may not timely and successfully identify, develop and market new product opportunities and could fail to obtain operating licenses. If the Company introduces new products, they may not attain broad market acceptance or contribute meaningfully to its revenues or profitability.

The Company has experienced development delays and cost overruns in its development efforts in the past and the Company may encounter such problems in the future. Delays and cost overruns could affect its ability to respond to technological changes. The Company's products also may contain undetected errors that could cause increased development costs, loss of revenues, adverse publicity, and reduced market acceptance of the products or lawsuits by customers.

__The Company may not successfully manage its growth.__

The Company cannot successfully implement its business model if the Company fails to manage its growth. The Company must rapidly and significantly expand its operations domestically and internationally and anticipate the need for further expansion to take advantage of market opportunities. Managing this substantial expansion will place a significant strain on the Company's management, operational, and financial resources. If the Company's growth accelerates, the Company will need to continue to improve its financial and managerial control and reporting systems and procedures.

__The Company will have to implement new management information software systems.__

The Company will have to implement new management information software systems. This will affect many aspects of its business, including its accounting, operations, electronic commerce, customer service, purchasing, and sales and marketing functions. The purchase, implementation and testing of these systems will result in significant capital expenditures and could disrupt its day-to-day operations. If these systems are not implemented as expected, its ability to provide products and services to its customers on a timely basis will suffer and delays in the recording and reporting of its operating results could occur.

__The Company relies on third-party providers.__

The Company will be dependent upon third-party service providers to develop, deliver and maintain certain aspects of its product and operations. The Company has limited control over these third parties. Any discontinuation of these third party services, or any reduction in performance that requires the Company to replace such services, would disrupt its business. In the event that these service providers are unable to operate to the Company's satisfaction, it would be forced to seek other firms to provide these services. There can be no assurance that substitute providers would be available on reasonable terms, if at all. Such an occurrence would involve significant delay and expense and would have a material adverse effect on the Company's business, prospects, results of operations and financial condition.

The Company could lose strategic relationships that are essential to its business.

The loss of certain current strategic relationships (referring to Exhibit 6.3 "Toys "R" Us Purchase Agreement") and the inability to find other strategic partners or the failure of the Company's existing relationships to achieve meaningful positive results could harm the Company's business. The Company intends to rely in part on strategic relationships to help it:

- maximize adoption of the Company's products through distribution arrangements;

- increase the amount and type of data that can be processed to help boost the demand for the Company's products and services;

- enhance the Company's brand;

- expand the range of commercial activities based on the Company's technology; and

- increase the performance and utility of the Company's products and services.

Many of these goals are beyond the Company's expertise. The Company anticipates that the efforts of the Company's strategic partners will become more important as the oral devices business matures. In addition, the efforts of the Company's strategic partners may be unsuccessful. Furthermore, these strategic relationships may be terminated before the Company realizes any benefit.

Reliance on the Company's strategic relationships, such as the Company's right to market and distribute its products in the United States and Canada through the Toys "R" Us retail chain, is subject to speculation and should not be the basis of any decision to invest under the terms of this Offering. The terms of the Agreement with Toys "R" Us is attached hereto as Exhibit 6.3.

The occurrence of natural disasters or acts of violence or terrorism could adversely affect our operations and financial performance.

The occurrence of natural disasters or acts of violence or terrorism could result in physical damage to our properties, the temporary closure of stores or distribution centers, the temporary lack of an adequate work force, the temporary or long-term disruption in the supply of products (or a substantial increase in the cost of those products) from domestic or foreign suppliers, the temporary disruption in the delivery of goods to our distribution centers (or a substantial increase in the cost of those deliveries), the temporary reduction in the availability of products in our stores, and/or the temporary reduction in visits to stores by customers. If one or more natural disasters or acts of violence or terrorism were to impact our business, we could, among other things, incur significantly higher costs and longer lead times associated with distributing products. Furthermore, insurance costs associated with our business may rise significantly in the event of a large scale natural disaster or act of violence or terrorism.

The Company's products are new and its industry is evolving.

The Company's products are new and its industry is evolving. You should consider the Company's prospects in light of the risks, uncertainties and difficulties frequently encountered by companies in their early stage of development. To be successful in this market, the Company must, among other things:

- develop and introduce functional and attractive product offerings;

- establish and maintain strategic relationships with distribution partners;

- establish and maintain relationships with sponsors and with advertisers;

- build an operations structure to support the Company business; and

- attract, retain and motivate qualified personnel.

The Company cannot guarantee that it will succeed in achieving these goals, and its failure to do so would have a material adverse effect on its business, prospects, financial condition and operating results. The Company's products may need to be improved. The Company is not certain that these products and services will be competitive enough to please consumers as anticipated or be desirable to its intended market and customer base.

Risks Related to Our Common Stock

You may experience dilution of your ownership interest because of the future issuance of additional shares of our common stock and our preferred stock.

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present stockholders. We are currently authorized to issue an aggregate of 500,000,000 shares of common stock, par value $0.00001, and 10,000,000 shares of preferred stock, par value $0.00001.

We may also issue additional shares of our common or preferred stock or other securities that are convertible into or exercisable for common stock in connection with hiring or retaining employees or consultants, future acquisitions, future sales of our securities for capital raising purposes or for other business purposes. There can be no assurance that we will not be required to issue additional shares, warrants or other convertible securities in the future in conjunction with hiring or retaining employees or consultants.

There is no assurance of a public market or that our common stock will ever trade on a recognized exchange, therefore, you may be unable to liquidate your investment.

There is no established public trading market for our common stock. Our Shares are not and have not been listed or quoted on any exchange or quotation system. There is no public market for the offered securities and there can be no assurances that there will be a public trading market in the future. In the absence of a trading market, an investor may be unable to liquidate his or her investment, despite that the Shares are freely tradeable.

We do not expect to pay dividends for the foreseeable future, which could result in no return on your investment.

We have never declared or paid cash dividends on our common stock. We currently intend to retain our earnings, if any, to provide funds for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends in the foreseeable future. Any payment of future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other relevant factors of our operations.

DILUTION

The Company has obtained from an independent third party a valuation of $121,400,000, (see a third party expert "Barzily Economic & Business Consulting (2008), Ltd, (www.brazily.co.il) valuation analysis attached hereto as Exhibit 11.2). The management relies on experienced vetted know experts to base its market analysis on such valuation which seems to be a reliable third party source and indication of the Company's value. However, in order to attract investors to the Offering and to reflect that there is currently no liquidity in, or trading market for, the Shares, the Shares are at the Company's discretion being offered at a discounted valuation from the assessment provided by such expert for an aggregate of $100,000,000.

Offering price per Share	$	5.00
Actual net tangible book value before the Offering (based on third party expert Barzily Economic & Business Consulting)	$	121,400,000
Number of Shares outstanding before the Offering	$	18,130,000
Actual net tangible book value per Share before the Offering	$	6.7
Pro-forma net tangible book value, as adjusted to give effect to this Offering	$	129,200,000
Pro-forma net tangible book value per Share as adjusted to give effect to this Offering	$	6.56
Dilution per Share to purchasers in this Offering	$	-1.56
New Shares issued in this Offering [1]		1,400,000
New Shares that may be issued as payment for placement agent [2]		160,000
Total New Issued Shares		**1,560,000**

(1) Assumes a Maximum Offering of 2,000,000 Shares, of which 600,000 shares will be sold by the existing shareholders.

(2) The Company reserves the right to offer non-exclusive finder's fees to placement agents for a fee of up to 8% in cash and/or securities of the subscriptions provided by such placement agent. If the Maximum Offering is sold through such services, and the fee is paid entirely in securities, 160,000 Shares could be issued as payment to such placement agent, resulting in 1,560,000 total aggregate Shares outstanding, after giving effect to the Offering (assuming 600,000 Shares of common stock will be sold in the Offering by selling shareholders).

The following table summarizes the differences between the existing shareholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid, and the average price per share paid, on a maximum offering basis:

Maximum Offering:

	Number	Purchased/ Resale Shares in the Offering Number	Outstanding Shares after Offering	Percent %	Total Consideration Number	Percent %	Average Price Per Share
Existing shareholders [1]	18,130,000	(600,000)	17,530,000	89.76	260,000[3]	2.53	0.0144
New stocks issuance	-	2,000,000	2,000,000	10.24	10,000,000	97.47	5
Total [2]	**18,130,000**	**1,4000,000**	**19,530,000**	**100**	**10,260,000**	**100**	

(1)   Shares offered by existing Shareholders will be up to 600,000 Shares but in no case more than 30 percent of the Shares sold.
(2)   In the event the Company uses the services of a placement agent in the Offering, the fee for such services will be up to 8% in cash and/or securities of the subscriptions provided by such placement agent. If the Maximum Offering is sold through such services, and the fee is paid entirely in securities, 160,000 Shares of common stock could be issued as payment to such placement agent, resulting in 1,560,000 total aggregate Shares outstanding, after giving effect to the Offering (assuming 600,000 Shares of common stock will be sold in the Offering by Existing Shareholders).
(3)   Total Consideration in cash for 18,000,000 shares.

PLAN OF DISTRIBUTION AND SELLING STOCKHOLDERS

The Company is offering a maximum of 2,000,000 Shares of common stock on a "best efforts" basis. The Offering may continue until the earlier of twelve months from the date this Offering is declared qualified by the Securities and Exchange Commission (which date may be extended at our option) or the date when all Shares have been sold.

There is no underwriter for the securities offered by this Offering Circular. The Company intends to sell the securities itself in its capacity as issuer; however, the Company reserves the right to use the services of a placement agent. In the event the Company uses the services of a placement agent in the Offering, the fee for such services will be up to 8% in cash and/or securities of the subscriptions provided by such placement agent. If the Maximum Offering is sold through such services, and the fee is paid entirely in securities, 160,000 Shares could be issued as payment to such placement agent, resulting in 1,560,000 total aggregate Shares outstanding, after giving effect to the Offering (assuming 600,000 Shares of common stock will be sold in the Offering by existing shareholders).

Subscription Agreements are not binding on the Company until accepted by the Company. If we reject all or a portion of any subscription, we will return to the prospective subscriber all, or the appropriate portion, of the amount submitted with such prospective investor's subscription, without interest or deduction. After all refunds have been made, the Company and its directors, officers and a counsel will have no further liability to subscribers.

Selling stockholders:

Name	Amount owned prior to the Offering	Amount offered	Amount to be owned after the Offering
Medivie U.K.	16,200,000	410,000[1]	15,790,000
Thunder Crowd Capital LLC	1,880,000	190,000[2]	1,690,000
		[3]	
TOTAL	**18,080,000**	**600,000[4]**	**17,480,000**

1) Medivie U.K. can resell up to 410,000 Shares, 1) JSBarkats was granted 1,800,000 shares as part of its fees for services from which it can resell 190,000 Shares such shares were allocated in a private transaction to to Thunder Crowd Capital, Inc
2) Thunder Crowd Capital, LLC can resell up to 190,000 Shares,which includes 40,000 from 80,000 shares granted directly to Thunder Crowd Capital.
3) 600,000 Shares represent 30% of the Maximum Offering.

Subsequent Transaction:
Subsequent Event, on 20 November, 2016, a bridge lender Thunder Crowd Capital, LLC offered a secured promissory note with a face value of $375,000 and 80,000 common shares equal to $100,000 based on a 75% discount to the actual price per shares in the Regulation A+ offering. Pursuant to the terms of this loan all proceeds are to be used exclusively for marketing expenses related to the Issuer's Regulation A+ offering. Proceeds were deposited with escrow agent to be disbursed for Issuer's marketing expenses. The repayment is due on or before April 15, 2017, subject to the earlier payment as follows:
Issuer will direct the escrow agent in the Regulation A+ offering to disburse the net proceeds received as follows:
•   The initial $250,000 will be disbursed to the Investor as a mandatory repayment on the Note.
•   The next $375,000 will be disbursed 67% to the Issuer and 33% to the Investor until the Investor is in receipt of an additional $125,000 (for an aggregate of $375,000 paid to the Investor).
•   Thereafter, all proceeds to be disbursed to the Issuer or as otherwise directed by the Issuer.
TCC entitled to sell shares, at a rate of 5% of the shares sold thereafter in the Offering until TCC has sold 40,000 Shares.
The outstanding 40,000 shares can be sold by TCC and is not part of the Offering capital raising.
See Note Terms attached as Exhibit 3.2.

The Secured Promissory Note to be secured by the Issuer's assets including but not limited to the right in the licensing agreement as well as to the terms of various agreements between the Issuer and its UK majority shareholder and the agreement with Toys R US's subsidiary Babies R Us. A UCC covering all present and future assets of the Company has been filed to the benefit of ThunderCrowd Capital, LLC. The shares allocated to JSBarkats were also subsequently turned to and transferred to ThunderCrowd Capital, LLC as part of a private transaction between JS Barkats and Thundercrowd Capital, LLC. Medivie USA will indemnify TCC for any losses and damage caused in connection with the Note agreement as described in the Note agreement. The indemnification is not limited in amount.

Investor Suitability. To subscribe to purchase the Shares, a prospective investor must complete, execute, and return to the Company a subscription agreement (attached hereto as Exhibit 4.1), which contain certain representations, covenants, warranties, and undertakings, all of which should be carefully considered by the subscriber before execution. A qualified subscriber should arrange for payment in an amount equal to the purchase price for the Shares subscribed, pursuant to the terms of the subscription agreement.

The subscription agreement requires investors to answer certain questions to determine compliance with the investment limitations set forth in Regulation A Rule 251(d)(2)(i)(C) under the Securities Act of 1933, as amended, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed 10% if the greater of the investor's annual income or net worth, in the case of an investor who is not natural person, revenues or net assets for the investor's most recently completed fiscal year are used instead.

The investment limitation does not apply to accredited investors, as that term is defined in Regulation D of Rule 501 under the Securities Act of 1933, as amended. An individual is an accredited investor if he/she meets one of the following criteria:

- a natural person whose individual net worth, or joint net worth with the such individual's spouse, excluding the "net value" of his or her primary residence, at the time of this purchase exceeds $1,000,000 and having no reason to believe that net worth will not remain in excess of $1,000,000 for the foreseeable future, with "net value" for such purposes being the fair value of the residence less any mortgage indebtedness or other obligation secured by the residence, but subtracting such indebtedness or obligation only if it is a liability already considered in calculating net worth; or

- a natural person who has individual annual income in excess of $200,000 in each of the two most recent years or joint annual income with that person's spouse in excess of $300,000 in each of those years and who reasonably expects an income in excess of those levels in the current year.

An entity other than a natural person is an accredited investor if it falls within one of the following categories:

- an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended, (i) if the decision to invest is made by a plan fiduciary which is either a bank, savings and loan association, insurance company, or registered investment advisor; (ii) if such employee benefit plan has total assets in excess of $5,000,000; or (iii) if it is self-directed plan whose investment decisions are made solely by accredited investors;

- a tax-exempt organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust or a partnership, which was not formed for the specific purpose of acquiring the securities offered and which has total assets in excess of $5,000,000;

- a trust, with total assets in excess of $5,000,000, which was not formed for the specific purpose of acquiring the securities offered, whose decision to purchase such securities is directed by a "sophisticated person" as described in Rule 506(b)(2)(ii) under Regulation D; or

- certain financial institutions such as banks and savings and loan associations, registered broker-dealers, insurance companies and registered investment companies.

USE OF PROCEEDS

We estimate that, at a per share price of $5, the net proceeds from the sale of the 2,000,000 Shares in the Maximum Offering will be (i) approximately $6,500,000 to the Company, for the sale of 1,400,000 Shares and after deducting the estimated offering expenses of approximately $500,000 and (ii) $3,000,000 to the selling stockholders for the resale of 600,000 Shares. The Company reserves the right to offer non-exclusive finder's fees to placement agents for a fee of up to 8% in cash and/or securities of the subscriptions provided by such placement agent. If the Maximum Offering is sold through such services, and the fee is paid entirely in cash, the fee for such services would be $800,000, resulting in net proceeds to the Company of $5,700,000. In the event the Company uses a placement agent, the Company shall be responsible for the placement agent fees in whole.

The net proceeds of this Offering received by the Company will be used primarily to fund the manufacturing and marketing of our Laboraide products including the hiring of employees for our expansion to the U.S. and Canada. markets as well as for general corporate purposes. While we currently intend to use the proceeds of this Offering substantially in the manner set forth below, we reserve the right to reassess and reassign such use if, in the judgment of our board of directors, such changes are necessary or advisable.

Accordingly, we expect to use the net proceeds approximately as follows in 2017 and 2018:

	Maximum Offering	
	Amount	Percentage
Cost of Sales	$ 1,200,000	18.46%
General & Administrative	$ 2,000,000	30.77%
Marketing & Sales	$ 2,000,000	30.77%
Other	$ 600,000	9.23%
Operating Expenses	$ 700,000	10.77%
TOTAL	$ 6,500,000	100.0%

* (1) There is no placement agent, nor underwriter, for the securities offered by this Offering Statement. Hence the Company intends to sell the securities itself in its capacity as issuer; however, the Company reserves the right to use the services of a placement agent for the whole offering or a mere portion of such offering on a non-exclusive basis. In the event such services are sought, the fee for such services will be up to 8% in cash and/or securities of the subscriptions provided by such placement agent. If the Maximum Offering is sold through such services, and the fee is paid entirely in cash, proceeds to the Company would be $5,700,000. The Company will assume the fees of the placement agent also for the resale shareholders disclosed in this Offering Statement.

DESCRIPTION OF BUSINESS

Executive Summary

Medivie USA Inc., a Nevada corporation, is an early stage development company. We (Medivie USA Inc.) are involved in marketing and distributing Laboraide products in the U.S. and Canada. We signed a licensing agreement for exclusive patent and trademark rights with Medivie UK Limited ("Medivie UK"). Medivie UK and its parent company Medivie Therapeutic Limited, an Israeli public company ("Medivie Israel" and together with Medivie USA Inc. and Medivie UK, the "Medivie Group").

The Medivie Group specializes in the development and marketing of oral support devices in several fields, mainly for the childbirth field with the development of "Laboraide", a drug - free oral device. The Laboraide is used for the reduction of emergency vacuum and emergency C-sections (Caesarean sections) and the reduction of pain sensation during labor.

Medivie USA Inc. is the exclusive and perpetual license to develop and market in the United States and Canada all products developed and created by the Medivie Group, as well as the right to manufacture.

We are seeking to raise $10,000,000 from which $6,500,000 will be used for marketing operating costs and market penetration, in the U.S. and Canada.

The Company`s business activities, are directed, controlled and coordinated from its office in Los Alamitos, CA, from which all financial, business and sales decisions are made.

Company Overview

We focus in the marketing and sales of oral devices in the following areas:

- **Birth - Currently in the marketing stage:** Laboraide is an oral device in the form of a pleasant cushion and, when placed between the woman's lower and upper jaw during birth, keeps the airways open, increases oxygen flow and relieves tension in the jaws, which decreases the risk of urgent operative intervention and eases pain.

- **Migraines - Future development:** Medivie Group is working on the development of a unique oral device based on the existing company's IP which allows the relaxation of the head muscles prevents the contraction of jaw muscles and increases the flow of blood to the brain for preventing and easing migraines.

USA and Canada Market Size

- The number of registered births in the United States for 2014 was 3,988,076 (https://www.cdc.gov/nchs/fastats/births.htm).
- The number of registered births in Canada for 2014 was 387,120 (http://www.statcan.gc.ca/tables-tableaux/sum-som/l01/cst01/demo04a-eng.htm)
- Laboraide device`s potential market size is approximately 4 million births per annum.

Product Description

- Laboraide is an oral device in the form of a cushion, which is placed between the woman's lower and upper jaw during birth, allowing the relaxation of the jaw, neck and head muscles through the flow of oxygen to the muscles, decreasing the risk of urgent C-section and vacuum intervention and relief pain during labor.



Natural
Medical grade TPE Drug-free non-invasive device
Scientific
Revolutionary product supported by scientific studies
CE registered
High stress leads women in labor to clench their jaw, causing contraction of the neck and back muscles
Laboraide creates a gap between jaw, relieving tension in the jaw, keeps the airway open and thus increases the level of oxygen in the body
Relieving the tension in the muscles and Increasing oxygen flow, reduces the woman's level of the stress and by that stimulates physiological and hormonal responses which assist to:
Reduce Pain
Reduces stress during labor which increases beta endorphins to help cope with pain.
Reduce Operative intervention
Abdominal muscles receive greater isometric strength.
This allows the woman to push more strongly and reduces the need for intervention in order to help the baby exit the birth canal safely.
9

















Product features:

- ✓ Relieves tension in the jaws;
- ✓ Increases the strength of the abdominal muscles;
- ✓ Enables effective pushing;
- ✓ Lowers stress, reduces pain.

HOW IT WORKS



1
REDUCTION OF PAIN
2
REDUCING THE NEED OF OPERATIVE INTERVENTION
First Stage of Labor
As soon as the contractions start, place the soft 1mm pink Laboraide in your mouth until you receive the epidural injection(if chosen).
Laboraide acts as a cushion between the teeth, alleviating the tension in the jaws; your body releases beta endorphins, causing you to feel less pain.
Second Stage of Labor
Once you start pushing, place the cushioned 3mm purple Laboraide in your mouth until the baby is born.
Laboraide enables oxygen levels to rise and abdominal muscles to recieve greater strength, allowing you to push more effectively reducing the need for emergency C-section or vacuum deliveries thus helping the baby exit the birth canal safely.

Clinical Study

- In 2014-2015, Belinson Hospital, one of Israel's largest hospitals, conducted a clinical study, examining the impact of using Laboraide during the second stage of labor (known as the pushing stage).
- The maximal length of the second stage is 3 hours, after which the necessity of obstetrical intervention arises.
- The study demonstrated a major decrease in the need for obstetrical intervention in the second stage of labor.

Mount Sinai Medical Center - Clinical Trial

As of December 2016,   a clinical trial is currently offered to women in labor admitted to the Mount Sinai Medical Center (".Mount Sinai("
The study is designated toward nulliparous women at > 37 weeks of pregnancy. Women will be randomized to an intervention group or to a control group (approximately 150 patients in each arm).
Patients randomized to the intervention group will use a dental support device in the second stage of labor. It is during this time that a patient actively pushes with contractions. The control group will push without the device.
The objective of the trial is to determine if the use of a dental support device in the second stage of labor decreases the time to vaginal delivery.
Secondary outcomes will include a decrease in Caesarean delivery and operative delivery rates. On December 12, 2016, Mount Sinai IRB department has approved the use of the Laboraide in its private clinical studies and clinical trial.
Mount Sinai already started to recruit patients; final data analysis and publication is anticipated in the fall of 2017.

Clinical Results

- **Reduction in the surpassing of the maximal 3 hours' limit:** reduction in the rate of women surpassing the limit of 3 hours pushing stage from 24.5% to 8.6%, which leads to less likelihood of maternal and neonatal morbidities.
- **Reduction of Cesarean Section:** reduction in the rate of emergency cesarean sections from 6.4% to 1.2% as a result of the baby getting stuck in the birth canal.
- **Reduction of Vacuum Deliveries:** reduction in the rate of operative vaginal delivery (Vacuum) from 28.2% to 12.3%.



Regulation & Certificates

 US FDA registration as medical devices (Class 1)

 Israel Ministry of Health - AMAR

 European CE

 Registration in Canada

 ISO 9001



Patents and Trademarks

The company has entered into a licensing agreement for exclusive patent and trademark rights of Laboraide and all other products created or owned by Medivie UK Limited ("Medivie UK"), See attached the Exclusive Licensing Agreement as Exhibit 6.1 B-1.

Patents

Country	Application No.	Title	Application Date	Status
Canada	2850116	Oral Apparatus for Optimizing user Performance	17 September, 2012	Pending
United States	14/347,250	Oral Apparatus for Optimizing user Performance	17 September, 2012	Pending

Trademarks

Country	Trade Mark	Number	Owner	Status
United States	Laboraide	86910732	LABORAIDE & Design in class 10	Published for oppositions
United States	Laboraide	4185114	LABORAIDE	Registered

Marketing & Distribution

End Customers

At all different stages of pregnancy, women are educated for both their pregnancy and labor process through different kinds of platforms. Such platforms involve the Prenatal Courses, Doulas & Nurses and professional literature, both, through books and online. We identify those platforms for marketing education and sales.

Strategic Partnership

Our marketing model is creating strategic partnerships with leading distribution companies in the U.S., such as Toys "R" Us. Medivie U.K. signed a distribution agreement with Toys "R" Us, a Delaware company, as the seller for Medivie products, through all forms of purchase orders. All the distribution to Toys "R" Us has been assigned to and will be conducted by Medivie USA.

MTV Celebrity, Teen Mom II, Jenelle Evans Endorsement Agreement:

The Company has entered into a services agreement with celebrity Teen Mom 2, Ms. Jenelle Evans for the promotion and advertising of the Laboraide See Exhibit 6.5 attached to this Offering Statement It is assessed that Ms. Eveans has around 4.5 million followers on the different social networks: Instagram, Facebook, and Twitter).Ms. Evans Endorsses Medivie USA, and was brought to the table by Jsbarkats, PLLC as an added value endorser..

As part of the services, Ms. Evans will help promote the benefits of the Laboraide in her different social media channels including television programs, network and shows, in which she may participate, and will serve as an ambassador for the Laboraide for the next 3 years, beginning from the date of the signature of the agreement enetred into with Ms. Evans. Among other things, Ms. Evans will promote the product and will appear in the product's advertising/promotional videos in different media and known channels, and will be entitled to a revenue share of five (5%) percent of the gross profits (Gross profits in this report is interpreted as the profit from sales of the product after deducting expenses, including marketing expenses, before tax) from every sale related to her that originated from these networks in the USA, and all over the world to be reasonably and diligently tracked by the Company.

In addition, Ms. Evans will grant Medivie USA the rights to film of her upcoming birth, in which she will use the Laboraide product live.

In exchange for her services, Ms. Evans will receive 50,000 regular shares of Medivie USA valued at $250,000, and a monthly payment of $500 for 12 months, starting from the date of the signature of the agreement.

As such, Ms. Evans will be entitled to a 5% share of the gross profits but not less than $1.00 USD, on the basis of every sale carried out by buyers that got to the Company via Ms. Evans, through one of the social networks where she is active.

Notwithstanding the forgoing, all of the intellectual property rights of Laboraide will remain at all times solely the property of the Company or its creditor in the event of a default Thunder Crowd Capital, LLC.

Products under development See attached to the Exclusive Licensing Agreement as Exhibit 6.1 B-1.

Migrainaide, an oral device to prevent & relieve migraine attacks.

- Scientific studies indicate that using an oral device to treat migraines releases the jaw and skull muscles, improves blood flow to the brain, thereby helping to prevent and reduce intensity levels of migraine attacks.
- Medivie has initiated the development of Migrainaide, oral device, designed to:
    - Prevent the development of migraine attacks
    - Reduce the pain intensity
- The developed product could be used as both a prophylactic measure and as an analgesic during migraine.

Migrainaide will be composed of material which enables comfortable use for long periods.

Industry Overview – Migraines
- A Migraine is a complex neurological medical condition characterized by a severe headache. The headache is often accompanied by nausea, vomiting, and extreme sensitivity to light and sound.
- Given their hormonal fluctuation, women are more susceptible to have a migraine than men.
- It is estimated that about twelve percent (12%) of the world's adult population suffers from migraines. Existing treatment methods offer effective relief to about 60% of suffering patients.
- Anti-migraine drugs are the therapeutic agents to be used against a migraine. Treatment includes painkillers, anti-inflammatory painkillers, anti-sickness medicines, and triptan medicines.
- The most common treatment is medication, yet this treatment is not effective for all those who suffer.

Start of sales: We believe that we will begin sales of Laboraide in the second quarter of 2017.

Price Range: Determining the selling price for the Medivie device took into account different selling prices to pharmacy chains and big distributors (Like Babies"R"Us) and online sales. In order to penetrate the market and encourage the use, selling price was set at a price range of $20 - $55.

Market Share: We assume initial sales in the U.S. may start at the second quarter of 2017. as our principal market. Thereafter, toward the end of 2017 our marketing efforts will be directed to Canada as well. We do not know what market shares we will be able to obtain.

DESCRIPTION OF PROPERTY

Our principal executive office is located at 11319 Maple Street, Los Alamitos, California 90720. All of our executive, sales, financial, accounting and marketing activities are directed, controlled and coordinated from this office by our management team. We believe that our Los Alamitos, CA office is adequate for our present needs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Offering Circular. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this Offering Circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Medivie USA Inc., a Nevada corporation, is an early stage development company. We (Medivie USA Inc.), through an exclusive, perpetual licensing agreement, are involved in marketing and distributing in the United States and Canada the Laboraide product, a drug-free oral device that is used for the reduction of emergency vacuum and emergency C-sections (Caesarean section) and the reduction of pain sensation during childbirth labor. We entered into a licensing agreement for exclusive patent and trademark rights of Laboraide and all other products created or owned by Medivie UK Limited ("Medivie UK"). The Company specializes in the development and marketing of oral support devices in several fields, mainly for the childbirth field with the development of "Laboraide" throughout the United States and Canada.

Operating results

Medivie USA Inc., a Nevada corporation that was incorporated on February 24, 2016, is an early stage development company. We have no prior operations as of January 23, 2017. Accordingly, we have only a limited history upon which an evaluation of our prospects and future performance can be assessed.

Liquidity and capital resources

Liquidity

We are in the very earliest stages of development and our cash balance is $170,000 as of January 23, 2017. We will likely have liquidity problems if we cannot raise a significant amount from this Offering or if we need additional funds for our strategic plans. The Company entered into a Note agreement attached hereto as Exhibit 3.2., and such creditor has a UCC lien against all present and future assets of the Company, including but not limited to its Exclusive Perpetual Licensing Agreement.

Sources of Liquidity

We believe that based on our current business plan, the net proceeds from this Offering will be sufficient to fund our currently anticipated cash requirements through 2018, at which point we estimate Company sales will be sufficient to be profitable by the second quarter of 2018 and, thereafter, we believe sales proceeds will finance the Company's activities.

Plan of Operations

On March 28, 2016, we entered into an exclusive perpetual (see Exhibit 6.1 B-1) licensing agreement with Medivie UK and such agreement grants the Company the right to market and distribute Laboraide and Medivie UK's current and and ancillary products in the United States and Canada. On July 7, 2016, we entered into an Assignment Agreement with Medivie Therapeutic Ltd., which assigned to the Company all of the rights and obligations of Medivie Therapeutic Ltd. under a Master Purchase Order Agreement between Medivie Therapeutic Ltd. and Toys "R" Us – Delaware Inc., pursuant to which the Company distributes the Laboraide and other products to the Toys "R" Us retail chain.

By the second quarter of 2017 we believe that we will start selling the Laboraide product in the U.S. market. The U.S. market is approximately 4 million births per annum, and we believe we might secure a small portion of that market share. The selling price is set at $20 for pharmacy chains & Babies "R" Us, and $55 for retail and through our e-commerce online site and other sales.

We anticipate and believe that we should be able to sale units within 12 months, which will result in revenues as we are a legally marketed medical device in the USA and Canada and In addition we have a material inventory of about 2,592 unirs located in Mansfiled, MA, USA, ready to be supplied. . We plan to spend approximately $24,200,000 on marketing from 2017 through 2021, with about $700,000 of the marketing budget to be allocated to the following 12 months if we successfully close on our offering. We also expect to incur approximately $447,500 in general and administrative expenses in the following 12 months. As a result, we will not be profitable in 2017. Management believe that in the second half of 2018 we may originate profits if we successfully close on our maximum offering under the terms of this Offering Statement.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office (start date)	Approximate hours per week for part-time employees
Benjamin Rael-Brook	Chief Executive Officer Secretary Chairman of the Board of Directors	44	July 2016	30
Joshua Rurka	President Treasurer Director	42	July 2016	30
Mark Corrao	Chief Financial Officer	58	June 2016	12
Dwight Anderson	Chief Marketing Officer	62	July 2016	12

Benjamin Rael-Brook is the Company's Chief Executive Officer and Secretary, and is a Chairmen of the Board of Directors. Mr. Rael-Brook has been a Managing Director at Portslade Enterprises since 2009. He received his MBA degree from Bar-Ilan University, Israel in Finance & International Marketing, and a BA degree from UCLA in Communications.

Joshua Rurka is the Company's President, Treasurer and Director. Mr. Rurka is a Founding Partner at Capital International Financial Services LTD since 1998 and the CEO and a director of Medivie Therapeutic LTD since 2014. He is also the sole director of Medivie UK Limited. Mr. Rurka received a BA degree from the Academic College Tel Aviv Yafo, Israel in Economics and Management.

Mark Corrao is the Company's Chief Financial Officer. He has been a Managing Partner at The CFO Squad since 2013 and the chief financial officer at KannaLife Sciences, Inc. since 2012. From 2010 to 2012, Mr. Corrao was the chief financial officer at Business Efficiency Experts, Inc. Mr. Corrao received a BS degree in Public Accounting from The City University of New York – Brooklyn College.

Dwight Anderson is the Company's Chief Marketing Officer (the "CMO"). He has Over 30 years of experience in Sales, Marketing and general strategy for children's products. Mr. Anderson received a Ph.D. in Organizational Communication, from Rutgers University, 2013.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company was incorporated in February of 2016, thus, no compensation was paid to Directors or Executive Officers during the last completed fiscal year.

The Company entered into an agreement with Benjamin Rael-Brook, its Chief Executive Officer, on July 1, 2016, pursuant to which Mr. Rael-Brook will be paid $18,000 annually and 1% equity interest in the Company, in his capacity as CEO, provided that the Company successfully raises at least $1,000,000 in capital and closes on or before March 1, 2017, whether through this Offering or otherwise. The equity portion of Mr. Rael-Brook's anticipated compensation will be issued from the ownership interest of an existing shareholder.

The Company entered into an agreement with Joshua Rurka, its President, Treasurer and Director, on July 1, 2016, pursuant to which Mr. Rurka will be paid $250,000 annually, in his capacity as President, provided that the Company successfully raises at least $1,000,000 in capital and cumulatively closes on or before March 1, 2017, whether through this Offering or otherwise.

The Company entered into an agreement with Mark Corrao, its Chief Financial Officer, on June 29, 2016, pursuant to which Mr. Corrao will be paid $500 monthly, in his capacity as CFO, beginning June 29, 2016 and continuing through the completion of this Offering, at which time, the Company will pay Mr. Corrao at a rate agreed upon at such time by the parties.

The Company entered into an agreement with Dwight Anderson, its CMO, on July 1, 2016, pursuant to which Mr. Anderson will be paid $500 monthly through completion of the Company's securities offering pursuant to Regulation A +. The total of such salary will be paid to the CMO after completion of the Offering. After completion of the Offering, the Company shall pay the CMO a rate of $5,000 per month for a minimum of 50% of the time normally associated and appropriate for such position as determined by the Chief Executive Officer of the Company at the time and the market. Within 3 months following completion of this Offering, the Company and the CMO will revisit the Company's officers compensation to be reasonably asserted and evaluated.

The Company does not pay its Directors.

SECURITY OWNERSHIP OF MANAGEMENT
AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, the only outstanding class of our capital stock, as of January 23, 2017, by security holders who beneficially own more than 10% of the outstanding common stock of the Company. We believe that each named beneficial owner listed below has sole voting and investment power with respect to the shares listed.

Name and Address(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Medivie U.K.	16,200,000	410,000	79.85%
Thunder Crowd Capital*	1,880,000	190,000	8.65%
Executive officers and directors as a group after the offering (1 people)	195,300	0	0%

Medivie U.K.'s address is The Willows 1, Mark Road, Hemel Hempstead, Herts, United Kingdom, Hp2 7bn., Thunder Crowd 411 Hackensack Ave. Hackensack, New Jersey 07601. [_____]

- Thunder Crowd Capital LLC has entered into a loan agreement pursuant to a Note attached hereto as Exhibit 3.2 and currently as part of the issuance of the Note for its consideration Thunder Crowd Capital, LLC owns 80,000 shares of 0.44% of the company, in addition, Thunder Crowd Capital, LLC received from JSBarkats an additional 1,800,000 million shares that were owned for its passive investment with the fund after being disclosed to the Company.

INTERESTS OF MANAGEMENT AND
OTHERS IN CERTAIN TRANSACTIONS

The Company entered into an agreement with Benjamin Rael-Brook, its Chief Executive Officer, and Chairman of the Board, and Secretary on July 1, 2016, pursuant to which Mr. Rael-Brook will be paid $18,000 annually and 1% equity interest in the Company, in his capacity as CEO, provided that the Company successfully raises at least $1,000,000 in capital and closes on or before March 1, 2017, whether through this Offering or otherwise. The equity portion of Mr. Rael-Brook's anticipated compensation will be issued from Medivie UK's equity ownership. The Company entered into a commercial lease agreement with Benjamin Rael-Brook, its Chief Executive Officer, Secretary and Chairmen of the Board of Directors on March 1, 2016, for the Company's principal executive office, located at 1319 Maple Street, Los Alamitos, California 90720. Pursuant to the terms of the commercial lease agreement, the monthly rent is $1,800 per month.

Joshua Rurka, the Company's President Treasurer and Director, is also the sole director of Medivie UK Limited, the Company's majority shareholder. Joshua Rurka currently holds approx. 12.73% (17.48% on a fully diluted basis) of Medivie Therapeutic LTD (Israeli public company) which is the sole owner of Medivie U.K. In addition, Joshua Rurka is not a direct shareholder in Medivie UK or Medivie USA, but only through his holding in Medivie Therapeutic LTD the Israeli public company. Furthermore, all decisions relating to Medivie UK are dictated by Medivie Therapeutic LTD where Joshua Rurka makes decisions subject to the approval of the Board of directors and\or shareholders assembly of Medivie Therapeutic LTD.

The Company's transfer agent and registrar is the firm V Stock Transfer, LLC. They are located at 18 Lafayette Place, Woodmere, New York 11598. They can be reached at info@vstocktransfer.com or their direct number is (212) 828-8436.

SECURITIES BEING OFFERED

We are authorized to issue 500,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 which have no designation as of yet . As of December 5, 2016, 18,130,000 shares of common stock, and zero shares of preferred stock, were issued and outstanding.

Common Stock

Voting. Each share of common stock shall have one vote per share for all purposes. Our common stock holders are not entitled to cumulative voting for election of the Company's Board of Directors.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, the holders of our common stock are entitled to dividends out of funds legally available when and as declared by our Board of Directors. Our Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the next two years.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Other Rights. Holders of our common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to our common stock. When issued in accordance with our articles of incorporation and applicable law, shares of our common stock are fully paid and not liable to further calls or assessments by the Company.

Preferred Stock

The Company's Board of Directors is authorized by its articles of incorporation to prescribe a class or series of preferred stock and establish the voting powers, designations, preferences, limitations, restrictions and relative rights of each such series without any further vote or action by our stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any news series, preferences or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although the Company's Board of Directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, the Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the market price of such stock at such time. The Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by applicable rules, regulations or laws.

Transfer Agent and Registrar
VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598 is the transfer agent and registrar for our common stock.

FINANCIAL STATEMENTS

The financial statements required by Part F/S of this Offering Circular section on Form 1-A/A are found after the signature page hereto.

PART III – EXHIBITS

Exhibit No.	Description
2.1*	Articles of Incorporation of Medivie USA Inc.
2.2*	Bylaws of Medivie USA Inc.
3.1*	Form of Stock Certificate
3.2*	Thunder Crowd Capital Promissory Note
4.1*	Form of Subscription Agreement
6.1*B-1	Investment Agreement and Master Exclusive Perpetual Licensing Agreement, dated March 28, 2016, between Medivie USA Inc. and Medivie U.K.
6.1* B-2	Patents and trademarks Information
6.2*	Commercial Lease Agreement, dated March 1, 2016.
6.3*	Toys R US, Agreement dated 9 December, 2015, and Assignment Agreement dated July 7, 2016
6.4*	Mount Sinai Hospital Order independent Clinical Trials dated 20 October, 2016.
6.5*	Jenelle Evans Endorsement Agreement dated September 14, 2016.
8.1*	Escrow Agreement with VStock
11.1*	Consent of the Auditors Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd.
11.2*	Expert opinion, Barzily Economic & Business Consulting, Ltd Third Party Valuation.
12.1*	Legal Opinion of JS Barkats, PLLC

* Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, January 23, 2017.

MEDIVIE USA INC.

By: */s/ Benjamin Rael-Brook*
Name: Benjamin Rael-Brook
Title: Chief Executive Officer
Secretary and Chairmen of the Board of Directors

Name	Title	Date
/s/ Benjamin Rael-Brook Benjamin Rael-Brook	Chief Executive Officer (principal executive officer) Secretary Chairmen of the Board of Directors	January 23, 2017
/s/ Joshua Rurka Joshua Rurka	President Treasurer Director	January 23, 2017
/s/ Mark Corrao Mark Corrao	Chief Financial Officer (Principal Accounting Officer)	January 23, 2017

MEDIVIE USA INC.

Financial Statements
as of September 30, 2016

Page 34 of 45

MEDIVIE USA INC.

Financial Statements
as of September 30, 2016

Table of Contents

Report of Independent Registered Public Accounting Firm
To the Shareholders of
MEDIVIE USA INC.

Fahn Kanne & Co.
Head Office
32 Hamasger Street
Tel-Aviv 6721118, ISRAEL
PO Box 36172, 6136101

T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

We have audited the accompanying balance sheet of **MEDIVIE USA INC.** (the "Company") as of September 30, 2016, and the related statements of operations and comprehensive loss, changes in stockholders equity and cash flows for the period from February 24, 2016 (inception of the Company) through September 30, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medivie USA, Inc as of September 30, 2016, and the results of its operations and its cash flows for the period from February 24, 2016 (inception of the Company) through September 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the financial statements, the Company have not yet generated any revenues from operations, and therefore is dependent upon external sources for financing its operations. These matters as set forth in Note 1B, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL

Tel-Aviv, Israel
January 23, 2017

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

BALANCE SHEET
(In thousands)

	US dollars September 30, 2016
ASSETS	
Current assets	
Other current assets	5
Deferred issuance costs	299
Total assets	304
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities	
Other current liabilities (Note 3)	89
Total liabilities	89
Stockholders' equity	
Share capital – preferred shares of US$ 0.00001 par value:	-(*)
Authorized – September 30, 2016 – 10,000,000 shares	
Share capital – ordinary shares of US$ 0.00001 par value:	
Authorized – September 30, 2016 – 500,000,000 shares	
Issued and outstanding – September 30, 2016 – 18,000,000 shares	-(*)
Additional paid in capital	260
Accumulated deficit	(45)
Total stockholders' equity	215
Total liabilities and stockholders' equity	304

(*) Less than US$ 1 thousand.

Date: January 23, 2017

_____   _____   _____

Joshua Rurka   **Benjamin Rael-Brook**   **Mark Corrao**
President, treasurer, Director   CEO, Secretary, Director   CFO

The accompanying notes are an integral part of these financial statements.

MEDIVIE USA INC.

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands)

	US dollars
	For the period February 24 until September 30, 2016
General and administrative expenses (Note 4)	42
Marketing expenses	3
Loss and comprehensive loss for the period	45

The accompanying notes are an integral part of these financial statements.

MEDIVIE USA INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock Number of shares	Amount	Additional paid in Capital	Accumulated deficit	Total Stockholders' equity
Balance as of February 24, 2016 (date of inception)	-	-	-	-	-
Issuance of common stock	16,2000,000	(*)	230	-	230
Stock-based compensation	1,800,000	(*)	30	-	30
Comprehensive loss for the period	-	-	-	(45)	(45)
Balance as of September 30, 2016	18,000,000	(*)	260	(45)	215

(*) Less than US$ 1 thousand.

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
(In thousands)

	US dollars For the period February 24 until September 30, 2016
Cash flows from operating activities:	
Loss for the period	(45)
Adjustments to reconcile net income to net cash from operating activities:	
Increase in Other assets	(5)
Increase in other current liabilities	35
Net cash used in operating activities	(15)
Cash flows from financing activities	
Deferred issuance costs	(259)
Proceeds from parent company	44
Proceeds from issuance of common stock	230
Net cash used in financing activities	15
Increase in cash and cash equivalents	-
Cash and cash equivalents at beginning of the period	-
Cash and cash equivalents at end of the period	-

Non-cash activities
The Company recognized US$ 30 thousand in respect of share-based compensation within the balance deferred issuance costs.

The accompanying notes are an integral part of these financial statements.

MEDIVIE USA INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – GENERAL

A. MEDIVIE USA INC. (the "Company"), a Nevada corporation incorporated on February 24, 2016, is an early stage development company. The Company is involved in marketing and distributing of Laboraide ("Licensed Product") products in the U.S. through a licensing agreement for exclusive patent and trademark rights with Medivie UK Limited ("Medivie UK") the parent company. Medivie UK, is a wholly owned subsidiary of Medivie Therapeutic LTD, an Israeli public company ("Medivie Israel").

The Company has been granted with an exclusive, perpetual license to use, copy or display the Trademarks to commercialize the Licensed Product in Canada and the United States ("Territories") by Medivie UK.

In addition, Medivie UK granted an exclusive, perpetual sublicense to the Company, to use the Patents to commercialize the Licensed Product in the aforementioned Territories. In the event that Medivie UK losses Control of the Patents, the sublicense shall automatically expire and be terminated.

Royalties equal to 2% of the net revenues from the sales of the Licensed Product, shall be paid on a quarterly basis by the Company to Medivie UK

B. **Going concern uncertainty**

Since its incorporation, the Company did not conduct any material operations and have not yet generated any revenues from operations, and therefore is dependent upon external sources for financing their operations. Until such time as the Company generates sufficient revenue to fund its operations (if ever), the Company plans to finance its operations through the sale of equity or equity-linked securities and/or debt securities and, to the extent available, short term and long term loans. There can be no assurance that the Company will succeed in obtaining the necessary financing to continue its operations as a going concern.

C. **Risk factors**

The Company has no operating history upon which an evaluation of the Company`s business can be based. Further, the Company expects to incur substantial operating losses. The Company's continued existence is dependent upon the Company's ability to generate profitable operations and to secure the necessary financing to fund the Company's future operations. The likelihood of the Company's future success must be considered in light of the Company's lack of operating history and the Company's expectation of continued operating losses, as well as the problems, expenses, difficulties, risks and complications frequently encountered in connection with similarly situated companies. There can be no assurance that the Company's future revenues, if any, will ever be significant or that the Company's operations will ever be profitable.

D. The Company has evaluated subsequent events for recognition and disclosure through January 17, 2017, which is the date the financial statements were available to be issued (see Note 5(.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

A. **Use of estimates in the preparation of financial statements**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to the going concern assumptions.

NOTE 2   –   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.   Functional currency

The functional currency of the Company is the US dollar, which is the currency of the primary economic environment in which it intends to operate. In accordance with ASC 830, "Foreign Currency Matters" (ASC 830), balances denominated in or linked to foreign currency are stated on the basis of the exchange rates prevailing at the applicable balance sheet date. For foreign currency transactions included in the statement of operations, the exchange rates applicable on the relevant transaction dates are used. Gains or losses arising from changes in the exchange rates used in the translation of such transactions are carried as financing income or expenses**.**

C.   Cash and cash equivalents

The Company considers all short-term investments, which are highly liquid investments with original maturities of three months or less at the date of purchase, to be cash equivalents.

D.   Deferred issuance costs

Incremental costs directly attributable to a proposed or actual offering of securities are deferred and presented in the balance sheet as "Deferred issuance costs". Such costs are charged against the gross proceeds of the offering upon its completion.

Such costs will be expensed, in the event of a non-execution of the offering or when the offering will no longer be considered as "probable" to be completed.

E.   Stock-based compensation

Stock based compensation to employees is recognized in the statement of operations as an operating expense, based on the fair value of the award on the date of grant. The fair value of stock-based compensation is estimated using the Black Scholes option-pricing model.

The Company applies ASC 505-50, "Equity-Based Payments to Non-Employees" ("ASC 505-50") with respect to stock based compensation issued to non-employees which requires to measure the fair value of the shares, options or warrants granted (as applicable to the relevant grant), at the measurement date, based on the fair value of the consideration received (goods or services) or the fair value of the equity instruments issued, whichever is more reliably measurable (See Note 3B).

F.   Fair value of financial instruments

ASC Topic 825-10, "Financial Instruments" defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company. The Company considers the carrying amount of the other current assets to approximate their fair values due to the short term maturities of such financial instruments. ASC Topic 825-10, establishes the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 - Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3 - Unobservable inputs are used when little or no market data is available. Level 3 inputs are considered as the lowest priority under the fair value hierarchy.

NOTE 2 – **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)**

G. **Recently issued accounting pronouncements**

1. **Accounting Standard Update 2014-09, "Revenue from Contracts with Customers"**

In May 2014, the FASB issued Accounting Standard Update 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09").

ASU 2014-09 outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 also requires entities to disclose sufficient information, both quantitative and qualitative, to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

An entity should apply the amendments in this ASU using one of the following two methods: 1. Retrospectively to each prior reporting period presented with a possibility to elect certain practical expedients, or, 2. Retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. If an entity elects the latter transition method, it also should provide certain additional disclosures.

For a nonpublic entity, the amendments in ASU 2014-09 are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019 (2019 annual financial statements for the Company). Early application is not permitted.

The Company is in the process of assessing the impact, if any, of ASU 2014-09 on its consolidated financial statements.

2. **Accounting Standards Update 2014-15, "Presentation of Financial Statements—Going Concern"**

In August 2014, the FASB issued Accounting Standards Update 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15").

ASU 2014-15 provide guidance on management's responsibility in evaluating whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable).

ASU 2014-15 also provide guidance related to the required disclosures as a result of management evaluation.

The amendments in ASU 2014-15 are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

The Company is in the process of assessing the impact, if any, of ASU 2014-15 on its financial statements or related disclosures.

NOTE 3 – **OTHER CURRENT LIABILITIES**

Composition:

(in thousands)	US dollars September 30, 2016
Accrued expenses	45
Related party	44
	89

NOTE 4 – GENERAL AND ADMINISTRATIVE EXPENSES

(in thousands)	US dollars For the period February 24 until September 30, 2016
Rent	13
Professional fees	28
Salaries and related expenses	1
	42

NOTE 5 – COMMITMENTS

A. On March 1, 2016, the Company signed a lease agreement for 250 sqm. office space with a related party for an "Initial Term" beginning March 1, 2016 and ending February 28, 2017. The Company shall pay a monthly rent of US$ 1,800 to the landlord. It was agreed that the lease payments shall be paid in cash retroactively after the REG A + capital raising is concluded.

B. On July 1, 2016 the Company entered into an agreement with Benjamin Rael-Brook, the CEO of the Company. Pursuant to the agreement, the Company shall pay the CEO a salary of $1,500 per month. Also, the Company shall grant the CEO a 1% equity interest in the Company, provided however, that such shares of the Company's common stock shall be restricted and shall be issued from Medivie UK's equity ownership in the Company. The compensation described above, is contingent to, and shall not be paid unless and until the Company successfully raises and closes on or before March 1, 2017, a minimum of $1,000,000 in capital.

C. On September 14, 2016 the company entered into a service agreement with a presenter in the US. Pursuant to the agreement the company shall pay the presenter 500$ per month for 12 consecutive months after the agreement date. Also, the presenter shall be entitled to 50,000 ordinary shares of the company and 5% from the gross profit related to her marketing efforts on TV shows and 5% of the gross profit from online purchasers coming from the presenter's social media pages.

NOTE 6 – STOCKHOLDERS' EQUITY

A. On February 24, 2016 (inception of the Company), the Company issued 16,200,000 of its ordinary shares for a total consideration of US$ 230,000 (90% of the shares).

B. Upon its inception, the Company granted 10% of its common shares (1,800,000 shares) to a third party service provider as a compensation for future services to be received by the company, in connection with a planned equity offering. In accordance with the provisions of ASC Topic 550-50, Equity-Based Payments to Non-Employees, the Company measured the shares granted based on an estimate of the fair value of the services to be received, as such fair value was determined as more reliably measurable than the fair value of the equity instruments issued. The fair value estimate of the shares that was measured of US$ 30,000, was recorded as part of the deferred issuance costs with corresponding amount in equity. As such compensation was granted in connection with a planned offering of ordinary shares, the transaction did not affect profit or loss. The shares allocated to the third party were also subsequently turned to and transferred to Thunder Crowd Capital, LLC ("TCC") as part of a private transaction between the third party and TCC. The third-party founder is a co-founder in TCC.

MEDIVIE USA INC.

NOTES TO FINANCIAL STATEMENTS (cont.)

NOTE 7 – **RELATED PARTIES**

    A. On July 7, 2016, the Company entered into an Assignment Agreement with Medivie Israel, which assigns to the Company all of the rights and obligations of Medivie Israel under a Master Purchase Order Agreement between Medivie Israel and Toys "R" Us – Delaware Inc., pursuant to which the Company will distribute the Laboraide and other products to the Toys "R" Us retail chain.

    B. On July 1, 2016, the Company entered into an agreement with Joshua Rurka, the Company's President. Pursuant to the agreement, the Company shall pay the President an annual salary of $250,000. However, such annual salary is contingent to, and shall not be paid unless and until the Company successfully raises and closes on or before March 1, 2017, a minimum of $1,000,000 in capital.

NOTE 8 – **SUBSEQUENT EVENTS**

On November 20, 2016, the Company entered into an agreement with Thunder Crowd Capital, LLC ("TCC"). According to the agreement the Company issued and sold to Thunder Crowd Capital, LLC ("TCC") (a) Secured Promissory Note with a face value of $375,000 and (b) 80,000 shares of the copany's common stocks, in return of $250,000 that was paid to the company. The Secured Promissory Note will be paid as follow: Stage 1- all proceeds received in the Escrow Account derive from this offering until TCC has received payments totaling of $250,000. Thereafter One-third of all funds received in the Escrow Account until the TCC is in receipt of an additional $125,000 (for an aggregate of $375,000).

Stage 2 - In addition TCC will receive 80,000 shares of which it is entitled to sell shares, post Stage 1 at a rate of 5% of the shares sold thereafter in the Regulation A+ Offering until TCC has sold one-half of its Shares (i.e. 40,000 shares).

The outstanding 40,000 shares can be sold by TCC and is not part of the REG A + capital raising.

The Secured Promissory Note to be secured by the Company assets including but not limited to the right in the licensing agreement as well as to the terms of various agreements between the Issuer and its UK majority shareholder and the agreement with Toys R US's subsidiary Babies R Us. A UCC covering all present and future assets of the Company has been filed to the benefit of Thunder Crowd Capital, LLC. The Company will indemnify TCC for any losses and damage caused in connection with the Note agreement as described in the Note agreement. The indemnification is not limited in amount. About the third party's shares turned to and transferred to TCC -See note 6B above.

On November 30, 2016, the company received $250,000 from TCC, of which $50,000 was transferred to Medivie Therapeutic Ltd as reimbursement for expenses incurred by the company in connection with its Regulation A+ offering.

Exhibit 2.1



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov


040105

Filed in the office of	Document Number
Barbara K Cegavske	20160082831-21
Barbara K. Cegavske	Filing Date and Time
Secretary of State	02/24/2016 6:12 AM
State of Nevada	Entity Number
	E0088372016-9

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT | ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation: Medivie USA Inc.

2. Registered Agent for Service of Process: (check only one box)

[X] Commercial Registered Agent: Vcorp Services, LLC
Name

[ ] Noncommercial Registered Agent (name and address below)   **OR**   [ ] Office or Position with Entity (name and address below)

Name of Noncommercial Registered Agent   OR   Name of Title of Office or Other Position with Entity

		Nevada	
Street Address	City		Zip Code
		Nevada	
Mailing Address (if different from street address)	City		Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares with par value: 510,000,000   Par value per share: $ 0.00001   Number of shares without par value:

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

1) Joshua Rurka
Name

18 East 41st Street, 14th Floor	New York	NY	10017
Street Address	City	State	Zip Code

2)
Name

Street Address	City	State	Zip Code

5. Purpose: (optional; required only if Benefit Corporation status selected)

The purpose of the corporation shall be:

6. Benefit Corporation: (see instructions)

[ ] Yes

7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

Joshua Rurka	X	_[signature]_
Name		Incorporator Signature

18 East 41st Street, 14th Floor	New York	NY	10017
Address	City	State	Zip Code

8. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X _[signature]_   02/24/2016

Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity   Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 1-5-15

ATTACHMENT A

Article 3 of the Articles of Incorporation is to be read as follows:

"The total number of authorized shares of capital stock of the corporation shall be Five Hundred and Ten Million (510,000,000) shares, consisting of (i) Five Hundred Million (500,000,000) shares of common stock, par value $0.00001 per share, and (ii) Ten Million (10,000,000) shares of blank check preferred stock, par value $0.00001 per share. The board of directors of the corporation is hereby vested with the authority to prescribe the series and number of each series of authorized and theretofore undesignated preferred stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of each such series."



CORPORATE CHARTER

I, BARBARA K. CEGAVSKE, the duly elected and qualified Nevada Secretary of State, do hereby certify that **MEDIVIE USA INC.,** did on February 24, 2016, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on February 25, 2016.

/s/ Barbara K. Cegavske

BARBARA K. CEGAVSKE

Secretary of State

Certified By: Stephen Loff
Certificate Number: C20160224-1719
You may verify this certificate
online at **http://www.nvsos.gov/**

Exhibit 2.2

BY-LAWS OF

MEDIVIE USA INC.

ARTICLE I

Section 1. The following paragraphs contain provisions for the regulation and management of Medivie USA Inc., a Nevada Corporation (the "Corporation").

Section 2. In the event that there is a conflict between a provision of these By-Laws and a mandatory provision of the Articles of Incorporation of this Corporation, then said mandatory provision of the Articles of Incorporation of this Corporation shall control.

ARTICLE II

Place of Business

Section 1. The registered office of the Corporation in the State of Nevada shall be 1645 Village Center Circle, Suite 170, Las Vegas, Nevada 89134. The principal office of the Corporation shall be at 11319 Maple Street, Los Alamitos, California 90720. The foregoing designations shall be without prejudice to the power and right of the Corporation to conduct and transact any of its affairs or business in other cities, states, territories, countries, or places.

Section 2. The registered agent of the Corporation in the State of Nevada shall be VCorp Services, LLC.

Section 3. The registered office, principal place of business, or registered agent of the Corporation may be changed from time to time in the manner prescribed by law without amending these By-Laws.

ARTICLE III

Officers

Section 1. <u>Number.</u> The officers of this Corporation may consist of a President, a Secretary, a Treasurer, and such other officers, including one or more Vice Presidents, and, if desired, a Chief Executive Officer, as may be appointed in accordance with the provisions of Section 2 of this Article.

Section 2. <u>Election, Term of Office and Qualifications.</u> The officers of this Corporation shall be chosen by the Board of Directors. Each officer, except such officer as may be appointed in accordance with the provisions of Section 3 of this Article, shall hold his office until his successors are elected and qualified.

Section 3. <u>Subordinate Officers.</u> The Board of Directors may appoint such other officers to hold office for such period, have such authority and perform such duties as the Board of Directors may from time to time determine. The Board of Directors may delegate to any officer the power to appoint any such subordinate officers.

Section 4.   **Removal.** Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Such removal shall be by vote of a majority of the whole Board of Directors at a regular meeting or a special meeting of the Board of Directors called for this purpose.

Section 5.   **Resignations.** Any officer may resign at any time by giving written notice to the Board of Directors or to the President of the Corporation. Any such resignation shall take effect at the time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 6.   **Chief Executive Officer.** The Chief Executive Officer shall be the principal executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and manage all of the business and affairs of the Corporation. He shall preside at all meetings of the stockholders and at all meetings of the Board of Directors; and shall have general supervisory duties over the affairs of the Corporation and over the other officers.

Section 7.   **President.** The President shall be the chief operating officer of the Corporation. The President shall perform all duties incident to the office of the President; shall sign all stock certificates and written contracts of the Corporation; and shall perform all such other duties as are assigned to him from time to time by resolution of the Board of Directors or the Chief Executive Officer.

Section 8.   **Vice President.** In the absence of the President, or in the event of his death, or inability or refusal to act, the Vice President shall perform the duties of the President, and when so acting, shall have all the powers of, and be subject to, all of the restrictions applicable to the President. The Vice President shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 9.   **Secretary.** The Secretary shall perform his duties in a faithful manner. He shall:
a.   Keep the minutes of the meetings of the stockholders and of the Board of Directors in books provided for that purpose;
b.   See that all notices are duly given in accordance with the provisions of these By-Laws or as required by law;
c.   Be custodian of the records and of the seal of the Corporation and see that such seal is affixed to all stock certificates prior to their issue and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these By-Laws;
d.   Have charge of the stock books of the Corporation and keep or cause to be kept the stock and transfer books through a transfer agent or otherwise in such manner as to show at any time the amount of the stock of the Corporation issued and outstanding, the manner in which and the time when such stock was paid for, the names, alphabetically arranged, and the addresses of the holders of record; and exhibit during the usual business hours of the Corporation to any director, upon application, the original or duplicate stock ledger;
e.   See that the books, reports, statements, certificates, and all other documents and records of the Corporation required by law are properly kept and filed; and
f.   In general, perform all duties incident to the office of Secretary and such other duties as, from time to time, may be assigned to him by the Board of Directors or by the President.

Section 10.   **Treasurer.** The Treasurer shall:

a.   Have charge and custody of, and be responsible for, all funds and securities of the Corporation;

b.   Receive and give receipt for monies due and payable to the Corporation from any source whatsoever; and

c.   In general, perform all duties incident to the office of Treasurer, and such other duties as from time to time may be assigned to him by the Board of Directors or by the President.

Section 11.   **Salaries.** Salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

ARTICLE IV

Directors

Section 1.   **General Powers.** The business and affairs of this Corporation and the management thereof shall be vested in a Board of Directors consisting of not less than one (1) or more than ten (10) members.

Section 2.   **Number and qualification.** The number of directors may be increased or decreased from time to time within the limits stated above by the action of the majority of the whole Board of Directors. Directors shall be elected by a plurality of the votes cast by the stockholders for a term of three (3) years and shall serve until the election and qualification of their successors, unless they sooner resign. The directors need not be residents of the State of Nevada or stockholders of the Corporation.

Section 3.   **Committees.** The Board of Directors, at its discretion, may designate one or more committees which, to the extent provided in the resolution or resolutions, have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation; provided such committee(s) shall act only at such times as directed by the Board of Directors and when the Board of Directors is not in session and in no event to the exclusion of the Board of Directors at any time to act as a Board upon any business of the Corporation.

Section 4.   **Vacancy.** Any director may resign at any time by giving written notice to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any vacancy occurring in the Board of Directors may be filled by the by the affirmative vote of a majority of the remaining directors though less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. A director elected by the stockholders to fill a position resulting from an increase in the number of directors shall hold office until the next election of directors.

Section 5.   **Removal.** Any director may be removed from office, either with or without cause, at any time, and another person may be elected to his place, to serve for the remainder of his term, by the vote of stockholders representing two-thirds of the voting power of the issued and outstanding stock entitled to vote. In case any vacancy so created shall not be filled by the stockholders at such meeting, such vacancy may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum.

Section 6. **Meetings.** The regular meeting of the Board of Directors shall be held immediately following the annual stockholder's meeting. The Board of Directors shall meet at such other time or times as they may from time to time determine.

Section 7. **Place of Meetings.** The Board of Directors may hold its meetings at such place or places within or without the State of Nevada as the Board of Directors may from time to time determine, or, with respect to its meetings, as shall be specified or fixed in respective notices or waivers of notice of such meetings.

Section 8. **Special Meetings: Notice.** Special meetings of the Board of Directors shall be held whenever called by the President or by two of the directors. The person or persons authorized to call special meetings of the Board of Directors may determine the place for holding any special meeting of the Board of Directors called by them. Notice of the time and place of holding said special meeting of the Board of Directors shall be given to each director by either (i) registered mail, return receipt requested, deposited in the mail at least ten (10) days prior to the date of said special meeting, or (ii) guaranteed overnight delivery by a nationally-used courier service at least three (3) days prior to the date of said special meeting, or (iii) by e-mail, telex, facsimile copy or other electronic transmission sent at least forty-eight (48) hours prior to the time and date of such special meeting, provided that receipt is confirmed. Attendance of a director at such special meeting shall constitute a waiver of notice of such special meeting, except where a director attends the meeting for the express purpose of objecting to the transacting of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular meeting or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 9. **Presence at Meetings.** Members of the Board of Directors, or of any committee thereof, may participate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment, by means of which all persons participating in the meeting can hear one another. Participation in a meeting pursuant to this Section 9 shall constitute presence in person at such meeting.

Section 10. **Quorum and Manner of Acting.** A majority of the members of the Board of Directors shall form a quorum for the transaction of business at any regular or special meeting of the Board of Directors. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If the vote of a lesser number is required for a specific act by the Articles of Incorporation, or by another provision of these By-Laws, then that lesser number shall govern. In the absence of a quorum, a majority of the directors present may adjourn the meeting one or more times until a quorum can be present.

Section 12. **Compensation.** By resolution of the Board of Directors, the directors may be paid their expenses, if any, for attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 13. **Election of Officers.** If required, at the first meeting of the Board of Directors, after their election, the President, Vice President, and Secretary and Treasurer shall be elected to serve for a term of 3 years. Election shall be by ballot, and the majority of the votes cast shall be necessary to elect. Any vacancies that occur may be filled by the Board of Directors for the unexpired term. An officer may be removed at any time by the majority vote of the whole Board of Directors at any regular or special meeting of said Board of Directors at which a quorum is present. The Board of Directors shall have the power to fill officer vacancies, create new officer positions, and adjust salaries of officers as said Board from time to time shall deem necessary, all in accordance with the Articles of Incorporation.

Section 14.   **Reporting.** At each annual stockholder's meeting, the directors shall submit a statement of business done during the preceding year, together with a report of the general financial condition of the Corporation, and of the condition of its tangible property.


ARTICLE V

Books and Records


Section 1.   The Corporation shall keep either within or without the State of Nevada, complete books and records of account and shall keep minutes of the proceedings of its stockholders and the Board of Directors.

Section 2.   The Corporation shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of the stock held by each.

Section 3.   The books, records of account, financial statements and other documents of the Corporation shall be available to such persons who have been designated by law as having a right thereto, and said books, records of account, financial statements and documents shall be made available to such persons in the manner and in accordance with the procedures established by law.


ARTICLE VI

Stock


Section 1.   **Authorization.** The authorized stock of the Corporation shall be as provided by the Articles of Incorporation.

Section 2.   **Stock Certificates and Transfers.**

a.   The interest of each stockholder of the Corporation shall be evidenced by stock certificates in a such form as the appropriate officers of the Corporation may from time to time prescribe; provided that the Board of Directors may provide by resolution or resolutions that all or some of all classes or series of the stock of the Corporation shall be represented by uncertificated shares. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman of the Board of Directors, or the President or any other authorized officer and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation representing the number of shares registered in certificate form. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

b.   The certificates of stock shall be signed, countersigned and registered in such manner as the Board of Directors may by resolution prescribe, which resolution may permit all or any of the signatures on such certificates to be in .pdf, facsimile, or other electronic format. In case any officer, transfer agent or registrar who has signed or whose electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

5

c.   Transfers of shares shall be made only upon the share transfer books of the Corporation, kept at the registered office of the Corporation or at its principal place of business, or at the office of its transfer agent or registrar, and before a new certificate is issued the old certificate shall be surrendered for cancellation. The Board of Directors may, by resolution, open a share register in any state or country, and may employ an agent or agents to keep such register, and to record transfers of shares therein.

d.   Shares shall be transferred by delivery of the certificates therefor, accompanied either by an assignment in writing on the back of the certificate or an assignment separate from certificate, or by a written power of attorney to sell, assign and transfer the same, signed by the holder of said certificate. No shares of stock shall be transferred on the books of the Corporation until the outstanding certificates therefor have been surrendered to the Corporation. The Board of Directors may, by resolution, adopt appropriate procedures to allow transfers of shares, the certificates for which have been lost, stolen, mutilated or destroyed.

Section 3.   Restrictions on Transfer. All certificates representing unregistered shares of the Corporation shall bear an appropriate restrictive legend on the face of the certificate or on the back of the certificate.

Section 4.   Lost, Stolen or Destroyed Certificates. No certificate of shares or uncertificated shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or its designee may in its or his discretion require.

Section 5.   Treasury Shares. Treasury shares shall be held by the Corporation subject to the disposal of the Board of Directors and shall neither vote nor participate in dividends.

Section 6.   Lien. The Corporation shall have a first lien on all shares and upon all dividends declared upon same for any indebtedness of the respective holders thereof of the Corporation.

Section 7.   Consideration and Payment for Shares. Shares having a par value shall be issued for such consideration, expressed in dollars but not less than the par value thereof, as shall be fixed from time to time by the Board of Directors. Shares without par value shall be issued for such consideration expressed in dollars as shall be fixed from time to time by the Board of Directors. Treasury shares shall be disposed of for such consideration expressed in dollars as may be fixed from time to time by the Board of Directors. Such consideration may consist, in whole or in part, of money, other property, tangible or intangible, or labor or services actually performed for the Corporation, but neither promissory notes nor future services shall constitute payment or part payment for shares.

ARTICLE VII

Stockholders

Section 1.   Annual Meeting. The regular meeting of the stockholders of the Corporation shall be held at a time and place to be designated by the President, Vice President, or the Board of Directors, provided, however, that whenever such day shall fall upon a Sunday or a legal holiday, the meeting shall be held on the next business day. At the regular annual meeting of the stockholders, if required, directors shall be elected. The officers of the Corporation shall present their annual reports and the Secretary shall have on file for inspection and reference, an authentic list of the stockholders, giving the amount of stock held by each as shown by the stock books of the Corporation as of the record date determined in accordance with Section 4 of this Article VII.

Section 2.   **Special Meeting.** Special meetings of the stockholders may be called at any time by the President, any member of the Board of Directors, or by the holders of ten (10%) percent or more of outstanding stock entitled to vote at said special meeting. The Board of Directors may designate the place for any annual meeting or for any special meeting called by the Board of Directors. If a special meeting shall be called by the President or the stockholders in accordance with this Section 2, the place of meeting shall be the principal office of the Corporation.

Section 3.   **Notice of Meetings.** Written or printed notice stating the place, date, and hour of the meeting, and in case of special meeting, the purpose(s) for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally, or by mail, by or at the discretion of the President, the Secretary, or the director or the person calling the meeting, to each stockholder of record entitled to vote at such meeting, except that if the authorized capital stock is to be increased, at least thirty (30) days notice shall be given. If mailed, such notice shall be deemed to be delivered when deposited in the U.S. Mails and addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Section 4.   **Fixing Record Date for Determination of Stockholders of Record.** The Board of Directors may fix, in advance, a date as the record date for the purposes of determining stockholders: (i) entitled to notice of, or to vote at, any meeting of the stockholders or any adjournment thereof, or (ii) entitled to receive payment of any dividend or other distribution or the allotment of any rights, or (iii) entitled to exercise any rights in respect of any change, conversion or exchange of stock, or to express consent to corporate action in writing without a meeting, or (v) for the purpose of any other lawful action. Such record date in any case shall be not more than sixty (60) days nor less than ten (10) days before the date of a meeting of the stockholders, nor more than sixty (60) days prior to any other action requiring such determination of the stockholders. A determination of stockholders of record entitled to notice or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5.   **Election of Directors.** At the annual meeting of the stockholders of the Corporation, if required, directors shall be elected, who shall serve for a term of 3 years, unless they sooner resign. Election of directors shall be by a plurality of the votes cast of the stockholders attending the annual meeting, either in person or by proxy, provided that if the majority of stock is not represented, said meeting may be adjourned by the stockholders present for a period not exceeding sixty (60) days at any one adjournment. In the election of directors, that number of candidates equaling the number of directors to be elected, having the highest number of votes cast in favor of their election, are elected to the board of directors.

Section 6.   **Quorum.** One-third of the outstanding stock entitled to vote at the meeting exclusive of treasury stock, shall be necessary to constitute a quorum at meetings of the stockholders. If a quorum is present at any meeting, a matter other than the election of directors shall be approved if the votes cast favoring the action exceed the votes cast opposing the action, unless a greater number is required by the Articles of Incorporation of the Company. In the absence of a quorum, those present may adjourn the meeting one or more times, until the quorum can be present, but not exceeding sixty (60) days.

Section 7. **Proxies.** Any stockholder entitled to vote may be represented at any regular or special meeting of the stockholders by a duly executed proxy.

ARTICLE VIII

Waiver of Notice

Section 1. **Directors and Officers.** Unless otherwise provided by law, whenever any notice is required to be given to any director or officer of the Corporation under the provisions of these By-Laws or under the provisions of the Articles of Incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Section 2. **Stockholders.** No notice of the time, place or purpose of any annual, regular, or special meeting of the stockholders need be given if all stockholders of record on the date of said meeting is held waive such notice in writing either before or after the regular, or special meeting of the stockholders, and such meeting shall be deemed to have been legally and duly called, noticed, held, and conducted.

ARTICLE IX

Action Without a Meeting

Section 1. Any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

Section 2. Any action required or permitted by the Nevada Revised Statutes, the Articles of Incorporation, or by these By-Laws to be taken at a board of directors' meeting may be taken without a meeting if all members of the board consent to such action in writing. Action is taken under this section at the time the last director signs a writing describing the action taken, unless, before such time, any director has revoked the director's consent by a writing signed by the director and received by the secretary or any other person authorized by the bylaws or the board of directors to receive such a revocation. Action under this section is effective at the time it is taken as provided hereinabove, unless the directors establish a different effective date. Action taken pursuant to this section has the same effect as action taken at a meeting of directors and may be described as such in any document.

ARTICLE X

Contract, Loans, Checks and Deposits

Section 1. **Contracts.** The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 2. **Loans.** No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. **Deposits.** All funds of the Corporation not otherwise used shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE XI

Execution of Instruments

Section 1. **Execution of Instruments.** The Chief Executive Officer or President shall have power to execute on behalf and in the name of the Corporation any deed, contract, bond, debenture, note or other obligations or evidences or indebtedness, or proxy, or other instrument requiring the signature of an officer of the Corporation, except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. Unless so authorized, no officer, agent or employee shall have any power or authority to bind the Corporation in any way, to pledge its credit or to render it liable pecuniary for any purpose or in any amount.

Section 2. **Checks and Endorsements.** All checks, drafts or other orders for payment of money, notes or other evidence of indebtedness, issued in the name of or payable to this Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board of Directors.

ARTICLE XII

Conflicts of Interest

The Corporation may enter into contracts and otherwise transact business as vendor, purchaser, or otherwise, with its directors and officers and with corporations, associations, firms, and entities in which they are or may become interested as directors, officers, stockholders, members, or otherwise, as freely as though such adverse interest did not exist, even though the vote, action, or presence of such director or officer may be necessary to obligate the Corporation upon such contracts or transactions; and, in the absence of fraud, no such contract or transaction shall be voided and no such director or officer shall be held liable to account to the Corporation, by reason of such adverse interests or by reason of any fiduciary relationship to the Corporation arising out of such office or stock ownership, for any profit or benefit realized through any such contract or transaction; provided that in the case of directors, such director disclosed such his interest in the transaction and otherwise makes any disclosures required by applicable law or these By-Laws, and in the case of officers of the Corporation the nature of the interest of such officer, be disclosed or known to the Board of Directors of the Corporation. Officers need make no disclosure under this article when their interest is less than or equal to five percent (5%) of the voting power or control of the other corporation, association, firm or entity. The Board of Directors may create a committee of independent directors to review and render its advice on conflict of interest transactions, including compensation decisions.

ARTICLE XIII

Indemnification of Officers and Directors

Section 1. The Corporation shall indemnify its directors, officers and employees to the fullest extent allowed by law, provided, however, that it shall be within the discretion of the Board of Directors whether to advance any funds in advance of disposition of any action, suit or proceeding.

Section 2.   The Corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, fiduciary, or agent of the Corporation and who, while a director, officer, employee, fiduciary, or agent of the Corporation is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of any other foreign or domestic corporation or of any partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against or incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article.

ARTICLE XIV

Miscellaneous

Section 1.   **Corporate Seal.** The Board of Directors may provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation, the state of incorporation, and the words "Corporate Seal".

Section 2.   **Fiscal Year.** The fiscal year of the Corporation shall be as established by the Board of Directors.

Section 3.   **Amendments.** Subject to repeal or change by action of the stockholders, the Board of Directors shall have the power to alter, amend, or repeal the By-laws of the Corporation and to make and adopt new By-laws at any regular meeting of the Board of Directors or at any special meeting called for that purpose.

Section 4.   **Dividends.** The Board of Directors may, from time to time, declare, and the Corporation may pay, dividends on its outstanding stock in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

ADOPTED BY THE BOARD OF DIRECTORS, this 28 day of March, 2016.

/s/ Benjamin Rael-Brook
Benjamin Rael-Brook, CEO
Secretary,
Chairmen of the Board of Directors

Exhibit 3.1

Medivie USA Inc.

NUMBER

SHARES

SPECIMEN

*********SPECIMEN**********

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

$0.00001 PAR VALUE COMMON STOCK

COMMON STOCK

THIS CERTIFIES THAT   * SPECIMEN *

Is The Owner of   * SPECIMEN *

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF

Medivie USA Inc.

Transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Dated: SPECIMEN

COUNTERSIGNED AND REGISTERED:
VSTOCK TRANSFER, LLC
Transfer Agent and Registrar





By:_____
AUTHORIZED SIGNATURE

Chief Executive Officer

President

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM	- as tenants in common	UNIF GIFT MIN ACT_____Custodian_____
TEN ENT	- as tenants by the entireties	(Cust) (Minor)
JT TEN	- as joint tenants with the right of	Act_____
	survivorship and not as tenants	(State)
	in common	

Additional abbreviations may also be used though not in the above list.

For value received, _____ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE:

_____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

_____

_____

_____

_____ *shares of the capital stock represented by the*

within Certificate, and do hereby irrevocably constitute and appoint

_____, *Attorney to transfer the said stock on the books of*

the within named Corporation with full power of substitution in the premises.

*Dated*_____

X _____

THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THIS CERTIFICATE. THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (Banks, Stockbrokers, Savings and Loan Associations and Credit Unions).

SIGNATURE GUARANTEED:

TRANSFER FEE WILL APPLY

_____

Exhibit 3.2


UNIT PURCHASE AGREEMENT


       THIS UNIT PURCHASE AGREEMENT (this "<u>Agreement</u>") is dated as of November 20, 2016 (the "<u>Closing Date</u>"), by and between **MEDIVIE USA INC.** (the "<u>Company</u>"), a Nevada corporation, and **THUNDER CROWD CAPITAL, LLC** (the "<u>Lender</u>"), a Delaware limited liability company.


WITNESSETH


       WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Lender, and the Lender shall purchase from the Company, a Unit (the "<u>Unit</u>") consisting of: (a) a Secured Promissory Note (the "<u>Note</u>") with a face value of $375,000 and (b) 80,000 shares (the "<u>Shares</u>") of the Company's common stock; and

       WHEREAS, the purchase price (the "<u>Purchase Price</u>") for the Unit is $250,000.

       NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Agreement the Company and the Lender hereby agree as follows:

       1. <u>CERTAIN DEFINITIONS</u>. Certain terms used herein are defined below:

       (a) "<u>Anti-Corruption Laws</u>" all applicable laws that relate to anti-bribery, anti-corruption, books and records and internal controls, including the United States Foreign Corrupt Practices Act of 1977, and any other laws of another jurisdiction which may apply.

       (b) "<u>Anti-Money Laundering Laws</u>" all applicable laws that relate to money laundering, terrorist financing, financial record keeping and reporting requirements.

       (c) "<u>Applicable Laws</u>" all applicable laws, statutes, rules, regulations, orders, executive orders, directives, policies, guidelines and codes having the force of law, whether local, national, international, as amended from time to time, including without limitation all applicable laws of the United States, or any other laws of another jurisdiction which may apply, including all Applicable Laws that relate to anti-money laundering, terrorist financing, financial record keeping and reporting, sanctions, anti-bribery, anti-corruption, books and records and internal controls.

       (d) "<u>Sanctions Laws</u>" all applicable economic, financial or other sanctions laws or embargos administered or enforced by a competent governmental authority, including without limitation: (i) the United Nations Security Council; (ii) the European Union; (iii) the governmental institutions and agencies of the United States, including the Office of Foreign Assets Control of the United States Department of the Treasury ("<u>OFAC</u>"); and

(e) "Transaction Documents" this Agreement, the Note, a Security Agreement of even date herewith, an Escrow Direction Letter, Closing Statement and any other item executed or delivered in connection herewith or therewith.

2. PURCHASE AND SALE OF UNIT; USE OF PROCEEDS.

(a) Purchase of Unit. The Lender shall purchase from the Company, and the Company shall sell to the Lender, the Unit for the [Purc]hase Price.

(b) Use of Proceeds. The Company shall use the proceeds received from the sale of the Unit exclusively as follows: $50,000 shall be [disb]ursed to the Company's affiliates as reimbursement for actual third party expenses incurred by the Company in connection with its Regulation A+ offering and [$...]0,000 shall be disbursed to third party vendors engaged in the Company's Regulation A+ offering in which the Company is seeking to raise a total of $10.0 million [in eq]uity financing. The Lender shall deposit the Purchase Price with the distribution agent (the "Distribution Agent") to be disbursed for the Company's marketing [expe]nses.

3. UNITS.

(a) Note.

(i) On the date hereof, the Company shall deliver the Note to the Lender. The Note shall have a face value of $375,000, and [is p]ayable in full on or before May 17, 2017 (the "Maturity Date"), subject to certain mandatory prepayment terms and the earlier repayment upon a default. [Ther]eafter, the outstanding balance on the Note shall bear interest at a rate of 24% per annum until the outstanding balance is collected in full.

(ii) The Company has established an escrow account (the "Escrow Account") for receipt of the proceeds related to the sale of [shar]es under an ongoing Regulation A+ offering (the "Offering"). The Escrow Account is maintained by _____ (the "Escrow Agent"), and the Company [repr]esents, warrants and covenants to the Lender that all proceeds from the sale of the shares shall, for as long as there is an unpaid balance on the Note, be deposited [in th]e Escrow Account. The Company covenants with the Lender that the only shares to be sold in the Regulation A+ offering, after the date hereof and continuing for [as lo]ng as there is an unpaid balance on the Note, shall be shares to be sold directly by the Company or the Lender as opposed to units to be sold by any shareholder of [the C]ompany and Medivie U.K.

(iii) On the date hereof, the Company shall deliver to the Escrow Agent a payment direction letter, irrevocably instructing the [Escr]ow Agent to disburse to the Lender, on a weekly basis, all proceeds received in the Escrow Account after the date hereof until the Lender has received payments [total]ing $250,000, and thereafter one-third (33.33%) of all funds received in the Escrow Account (the balance may be disbursed at the Company's discretion) until the [Lend]er is in receipt of an additional $125,000 (for an aggregate of $375,000); provided that the entire balance of $375,000 is paid to the Lender on or before May 17, [2017] even if the disbursements to the Lender from the Escrow Account were insufficient to repay the face value of the Note. All such payments received by the [Lend]er from the Escrow Account shall be applied against the outstanding balance of the Note, as determined by the Lender.

(b) Shares. On the date hereof, the Company shall issue and deliver the Shares to the Lender. One half of the Shares (i.e., 40,000 es) held by the Lender shall be re-sold through a Form 1-A pursuant to a the Regulation A+ Offering prior to the sale of any shares of Medivie U.K. as a selling eholders and the Company as an issuer identified in the Prospectus. After the Company has sold a total of $625,000 of its shares in the Regulation A+ Offering (of :h $375,000 would be paid to the Lender), then 5% of the shares sold thereafter in the Regulation A+ Offering shall be the Lender's Shares until the Lender has one-half of its Shares.

4. COMPANY'S REPRESENTATIONS AND WARRANTIES. Except as stated in the Company's Offering Statement on Form 1-A, as amended, and filed with the SEC August 3, 2016 (as amended at the time of its qualification by the SEC), the Company hereby represents and warrants to the Lender that the following are true and correct as of the Closing Date:

(a) Organization and Qualification. The Company is duly incorporated, validly existing and in good standing under the laws of ada and has all requisite corporate power to own its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign oration to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except e extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect on the Company taken as a whole.

(b) Authorization, Enforcement, Compliance with Other Instruments. (i) The Company has the requisite corporate power and ority to enter into and perform this Agreement and any other Transaction Document, and to issue the Note and Shares in accordance with the terms hereof and eof, (ii) the execution and delivery of this Agreement and any other Transaction Document by the Company and the consummation by it of the transactions emplated hereby and thereby, have been duly authorized by the Board of Directors of the Company and no further consent or authorization is required by the ipany or its Board of Directors or its stockholders, (iii) this Agreement, the Note and the other Transaction Documents have been duly executed and delivered by Company, (iv) this Agreement, the Note and other Transaction Documents constitute the valid and binding obligations of the Company enforceable against the ipany in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, ganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies. Upon issuance, the Shares be duly issued, fully paid and non-assessable.

(c) No Conflict. The execution, delivery and performance of this Agreement, the Note and other Transaction Documents by the ıpany and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) result in a violation of the Articles of Incorporation, certificate of designations of any outstanding series of preferred stock of the Company or (ii) conflict with or constitute a default (or an event which with notice or e of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture ıstrument to which the Company is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including Regulation A+) applicable to Company or by which any material property or asset of the Company is bound or affected and which would cause a Material Adverse Effect. The Company is not iolation of any term of or in default under its Articles of Incorporation, bylaws or organizational charter or by-laws, respectively, or any material contract, ement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company. The business of the ıpany is not being conducted in violation of any material law, ordinance, regulation of any governmental entity. Except as specifically contemplated by this ement and as required under the Securities Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order r make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated his Agreement in accordance with the terms hereof or thereof except as such consent, authorization or order has been obtained prior to the date hereof. The ıpany is unaware of any fact or circumstance which might give rise to any of the foregoing.

(d) Company's Prospectus; Securities Matters; Offering. In connection with the Offering, the Company has filed with the SEC the pectus and all reports, schedules, forms, statements and other documents (the "SEC Documents") required to be filed by it with the SEC to comply with the ırities Act of 1933, as amended, including, without limitation, the rules and regulations applicable to the Offering. The SEC Documents were true and correct in naterial respects when filed with the SEC and as of the date hereof, and none of the SEC Documents contained or contain any untrue statement of a material fact nitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they made, not misleading. The financial statements of the Company included in the SEC Documents complied in all material respects with applicable accounting irements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally pted accounting principles, consistently applied, during the periods involved and fairly present in all material respects the financial position of the Company as of lates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit stments). No other information provided by or on behalf of the Company to the Lender which is not included in the SEC Documents contains any untrue ment of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are ere made, not misleading. The Company acknowledges and agrees that it is solely responsible for the accuracy and completeness of the Prospectus and other rials submitted to the SEC and all other materials and information (including, without limitation, all marketing materials) to be used in the Offering. The ıpany has selected and accepts full responsibility for each person or entity being used or to be used in connection with the Offering, and acknowledges and agrees the Lender has not required the Company to use any such person or entity. The Company acknowledges and agrees that the repayment of the Note is not ingent of the success of the Offering, and that the face value of the Note is due on or before the Maturity Date even if the amounts to be received in the Escrow ount are insufficient to repay the face value of the Note.

4

(e) No Default. The Company is not in default in the performance or observance of any material obligation, agreement, covenant or lition contained in any indenture, debenture, mortgage, deed of trust or other material instrument or agreement to which it is a party or by which it or its property ound and neither the execution, nor the delivery by the Company, nor the performance by the Company of its obligations under the Transaction Documents or any ıe exhibits or attachments hereto will conflict with or result in the breach or violation of any of the terms or provisions of, or constitute a default or result in the tion or imposition of any lien or charge on any assets or properties of the Company under any material indenture, mortgage, deed of trust or other material ement applicable to the Company or instrument to which the Company is a party or by which it is bound, or any statute, or any decree, judgment, order, rule or lation of any court or governmental agency or body having jurisdiction over the Company or their respective properties, in each case which default, lien or charge :ely to cause a Material Adverse Effect.

(f) Absence of Litigation. Except as set forth in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation re or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company or the Company's Common k.

(g) Subsidiaries. The Company does not presently own or control, directly or indirectly, any interest in any other corporation, ıership, association or other material business entity.

(h) Tax Status. Except as disclosed in the SEC Documents, the Company has made or filed all federal and state income and all other eturns, reports and declarations required by any jurisdiction to which it is subject and (unless and only to the extent that the Company have set aside on its books isions reasonably adequate for the payment of all unpaid and unreported taxes) has paid all taxes and other governmental assessments and charges that are rial in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books ision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no ıid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such n.

(i) Certain Transactions. Except as set forth in the SEC Documents none of the officers, directors, or employees of the Company is ently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other ıgement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any employee has a substantial interest or is an officer, director, trustee or partner.

(j)   Foreign Corrupt Practices. The Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has not: (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended. The Company, to its knowledge, any director, officer, agent, employee or affiliate of the Company is not currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(k)   Office of Foreign Assets Control. The Company, to its knowledge, any director, officer, agent, employee or affiliate of the Company is not a person or entity ("Person") that is, or is owned 50% or more or controlled by one or more Persons that are:

(1) on the list of Specially Designated Nationals and Blocked Persons maintained by the U.S. Department of Treasury's Office of Foreign Asset Control ("OFAC SDN List");

(2) the subject of any economic sanctions administered or enforced by OFAC or the U.S. State Department, the United Nations Security Council ("UNSC"), the European Union ("EU"), Her Majesty's Treasury ("HMT"), or other relevant sanctions authority (collectively, "Sanctions"), nor

(3) has a place of business in, or is operating, organized, resident or doing business in, a country or territory that is, or whose government is, the subject of OFAC's sanctions programs (including, without limitation, Crimea, Cuba, Iran, North Korea, Sudan and Syria) ("Sanctions Programs").

(l)   The Company has complied with and is now in full compliance with all Applicable Laws, including without limitation all applicable Anti-Corruption Laws, Anti-Money Laundering Laws, and Sanctions Laws.

(m)   The Company covenants and agrees that neither it, nor any other person acting on its behalf, will provide the Lender or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto the Lender shall have entered into a written agreement with the Company regarding the confidentiality and use of such information. The Company understands and confirms that the Lender shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

5. <u>LENDER'S REPRESENTATIONS AND WARRANTIES</u>.

Lender hereby represents and warrants to the Company that the following are true and correct as of the date hereof, and as of the Closing Date:

(a)   <u>Organization and Authorization</u>. The Lender is duly organized, validly existing and in good standing under the laws of Delaware has all requisite power and authority to purchase and hold the Note. The decision to invest and the execution and delivery of this Agreement by such Lender, the ormance by such Lender of its obligations hereunder and the consummation by such Lender of the transactions contemplated hereby have been duly authorized requires no other proceedings on the part of the Lender. The undersigned has the right, power and authority to execute and deliver this Agreement and all other uments on behalf of the Lender. This Agreement has been duly executed and delivered by the Lender and, assuming the execution and delivery hereof and ptance thereof by the Company, will constitute the legal, valid and binding obligations of the Lender, enforceable against the Lender in accordance with its terms.

(b)   <u>Evaluation of Risks</u>. The Lender has such knowledge and experience in financial, tax and business matters as to be capable of uating the merits and risks of, and bearing the economic risks entailed by, an investment in the Company and of protecting its interests in connection with this saction.

(c)   <u>Investment Purpose</u>. The Unit is being purchased by the Lender for its own account, and for investment purposes.

(d)   <u>Accredited Lender</u>. The Lender is an "<u>Accredited Investor</u>" as that term is defined in Rule 501(a)(3) of Regulation D of the irities Act of 1933 (the "<u>Securities Act</u>").

(e)   <u>Not an Affiliate</u>. The Lender is not an officer, director or a person that directly, or indirectly through one or more intermediaries, rols or is controlled by, or is under common control with the Company or any "<u>Affiliate</u>" of the Company (as that term is defined in Rule 405 of the Securities .

6. <u>Certain Covenants and Agreements</u>. The Company hereby covenants to, and agrees with, the Lender that commencing on the date hereof and continuing for as long as there is any outstanding balance on the Note:

(i) The Company is, and shall continue to, diligently and expediently address the SEC's comments with respect to the ?pectus and other SEC Documents. The Company shall promptly commence the Regulation A+ Offering upon its qualification by the SEC, and shall continue such ?ring so long as any obligations remain owing to the Lender. Once qualified by the SEC, the Offering shall be continuing and remain qualified as originally ?ared by the SEC, and such Offering shall not be or be deemed to be non-qualified or the Offering halted, terminated or suspended by the Company or any other ?on or entity (including governmental authorities) and no determination regarding the non-qualification, halting, terminating or suspension of the Offering shall be ?ling or threatened.

(ii) The Company's Offering shall comply with all aspects of Regulation A+, and the Company shall file any amendments to ?Prospectus and any periodic reports required under Regulation A+ or other laws applicable to the Company.

(iii) The Company shall not suspend of terminate the Offering.

(iv) The Company shall use the proceeds received hereunder in accordance with Section 2(b) hereof.

(v) All shares offered and sold under the Offering shall be by the Company (as opposed to any shareholder) and all proceeds ?efrom shall be deposited in the Escrow Account, and disbursed by the Escrow Agent in accordance with the Escrow Direction Letter. The Company shall not ?inate or replace the Escrow Agent without the prior written consent of the Lender. The Company shall not cause, directly or indirectly, the proceeds of the Escrow ?ount to be used in any manner inconsistent with the terms of the Escrow Direction Letter, and the Company shall not provide the Escrow Agent any instructions ?nsistent with the Escrow Direction Letter.

(vi) Any default by the Company under this Agreement shall constitute an event of default under the Note and each other ?saction Document. Any default or event of default under the Note or each other Transaction Document shall constitute a default under this Agreement.

7. <u>Closing Deliverables</u>. The obligation of the Lender hereunder to purchase the Note is subject to the satisfaction of each of the following ? conditions, provided that these conditions are for the Lender's sole benefit and may be waived by the Lender at any time in its sole discretion:

(a) The Company shall have delivered to the Lender each of the following: this Agreement, the Note, the Security Agreement, the ?es, the Escrow Direction Letter, the Closing Statement and such other items as may be required by the Lender.

(b) There shall not have been any condition, circumstance, or situation that has resulted in or would reasonably be expected to result ? "Material Adverse Effect," where "Material Adverse Effect" shall mean any condition, circumstance, or situation that may result in, or reasonably be expected to ?lt in (1) a material adverse effect on the legality, validity or enforceability of this Agreement or the transactions contemplated herein, (2) a material adverse effect ?e results of operations, assets, business or condition (financial or otherwise) of the Company, taken as a whole, or (3) a material adverse effect on the Company's ?ty to perform in any material respect on a timely basis its obligations under this Agreement, the Note, all exhibits and schedules thereto and hereto and any other ?uments or agreements executed in connection with the transactions contemplated hereunder (collectively, the "<u>Transaction Documents</u>").

8

(c)   The Company has received all necessary authorizations required to issue and sell the Unit (and each of the Note and Shares ;under) to the Lender.

8.   <u>INDEMNIFICATION</u>. The Company will indemnify and hold the Lender and its directors, officers, shareholders, members, partners, employees and agents (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title), each person who controls the Lender, and the directors, officers, shareholders, agents, members, partners or employees (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a "<u>Purchaser Party</u>") harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement, the Note, or any other Transaction Document or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any stockholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by herein (unless such action is based upon a breach of such Purchaser Party's representations, warranties or covenants under this Agreement or any agreements or understandings such Purchaser Party may have with any such stockholder or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which constitutes fraud, gross negligence, willful misconduct or malfeasance). If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company's prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party's breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or any other Transaction Document. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

9.   GOVERNING LAW. All rights and obligations hereunder and thereunder, including matters of construction, validity, and performance, shall be governed by and construed in accordance with the law of the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of any federal or state court located within the State of New York.

10.   NOTICES. Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by electronic mail (provided that the electronic mail transmission is not returned in error or the sender is not otherwise notified of any error in transmission); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	Medivie USA Inc. 11319 Maple Street Los Alamitos, California 90720 Attn: Joshua Rurka, President Telephone: (919) 405-1539 E-Mail: josh@medivie.com
With a copy to:	JSBarkats, PLLC 18 East 41st Street, 14th Floor New York, New York 10017 Attention: Sunny J. Barkats Telephone: (646) 502-7001 E-Mail: info@jsbarkats.com
If to the Holder, to:	Thunder Crowd Capital, LLC 411 Hackensack Ave. Hackensack, New Jersey 07601 Attention: James Sonageri, Esquire E-Mail: jls@sonageri-fallon.com
With a copy to:	Troy J. Rillo 19183 SE Jupiter River Drive Jupiter, Florida 33458 Telephone: (908) 906-5127 Email: t.rillo@me.com

or at such other address and/or electronic mail address and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three Business Days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, or (ii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, or receipt from a nationally recognized overnight delivery service in accordance with clause (i), or (iii) above, respectively.

11. <u>MISCELLANEOUS</u>.

(a) <u>Counterparts</u>. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party.

(b) This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Lender. The Lender may assign any or all of its rights under this Agreement to any person to whom such Lender assigns or transfers the Note, or a portion thereof, provided that such transferee agrees in writing to be bound, with respect to the Note, by the provisions of the this Agreement that apply to the Lender.

(c) <u>Usury</u>. To the extent it may lawfully do so, the Company hereby agrees not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury laws wherever enacted, now or at any time hereafter in force, in connection with any claim, action or proceeding that may be brought by the Lender in order to enforce any right or remedy under any Transaction Document. Notwithstanding any provision to the contrary contained in any Transaction Document, it is expressly agreed and provided that the total liability of the Company under the Transaction Documents for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the "<u>Maximum Rate</u>"), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company may be obligated to pay under the Transaction Documents exceed such Maximum Rate. It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Transaction Documents is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate applicable to the Transaction Documents from the effective date thereof forward, unless such application is precluded by applicable law. If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company to the Lender with respect to indebtedness evidenced by the Transaction Documents, such excess shall be applied by the Lender to the unpaid principal balance of any such indebtedness or be refunded to the Company, the manner of handling such excess to be at the Lender's election.

(d) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements among the Lender, the ...pany with respect to the matters discussed herein, and this Agreement, and the instruments referenced herein, contain the entire understanding of the parties with ...ect to the matters covered herein and therein and, except as specifically set forth herein or therein, none of the Company or the Lender makes any representation, ...anty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing ...ed by the party to be charged with enforcement.

(e) Attorneys' Fees. Upon any default by the Company under this Agreement, the Note or any other Transaction Documents, then the ...pany shall reimburse the Lender promptly for all out-of-pocket fees, costs and expenses, including, without limitation, reasonable attorneys' fees and expenses ...rred by the Lender in any action in connection herewith or therewith, including, without limitation, those incurred: (i) during any workout, attempted workout, ...or in connection with the rendering of legal advice as to the Lender's rights, remedies and obligations, (ii) collecting any sums which become due to the Lender in ...rdance with the terms of this Note, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, ...ervation or enforcement of any rights or remedies of the Lender.

[signature page follows]

IN WITNESS WHEREOF, each of the Lender and the Company has caused their respective signature page to this Note Purchase Agreement to be duly executed as of the date first written above.

COMPANY:

MEDIVIE USA INC.

By:
Name:
Title:

LENDER:

THUNDER CROWD CAPITAL, LLC

By:
Name:
Title:

13

SECURED PROMISSORY NOTE

November 20, 2016

New York, New York   **Face Value U.S. $375,000**

FOR VALUE RECEIVED, each of the undersigned, **MEDIVIE USA INC.**, a Nevada corporation (the "Company"), hereby promises to pay to **THUNDER CROWD CAPITAL, LLC** (the "Lender") at 411 Hackensack Ave., Hackensack, New Jersey 07601 or other address as the Lender shall specify in writing, the principal sum of **Three Hundred Seventy Five Thousand Dollars ($375,000),** subject to and in accordance with the terms set forth herein.

This Note is being issued pursuant to that certain Unit Purchase Agreement (the "UPA") of even date herewith among the Company and the Lender. This Note is secured by a first priority security interest granted by the Company in favor of the Lender pursuant to that certain Security Agreement (the "Security Agreement") of even date herewith.

1) **Repayment Terms**. This Note shall be payable in accordance with Section 3(a) of the UPA.

2) **Waiver and Consent**. To the fullest extent permitted by law and except as otherwise provided herein, the Company hereby waives demand, presentment, protest, notice of dishonor, suit against or joinder of any other person, and all other requirements necessary to charge or hold the Company liable with respect to this Note.

3) **Costs, Indemnities and Expenses**. Upon any default by the Company under this Note, the UPA, the Security Agreement, or any other Transaction Document, then the Company shall reimburse the Lender promptly for all out-of-pocket fees, costs and expenses, including, without limitation, reasonable attorneys' fees and expenses incurred by the Lender in any action in connection herewith or therewith, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to the Lender's rights, remedies and obligations, (ii) collecting any sums which become due to the Lender in accordance with the terms of this Note, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of the Lender.

4) **Event of Default**. An "Event of Default" shall be deemed to have occurred upon the occurrence of any of the following:

   a. The Company fails to make payments required under this Note (as set forth in Section 3(a) of the UPA) when such amounts are due or are declared due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise);

   b. The breach of, or any failure of the Company to observe or perform, any of the terms, covenants or provisions of this Note, the UPA, the Security Agreement, or any other Transaction Document (including, without limitation, those covenants and agreements set forth in Section 6 of the UPA);

c. Any warranty or representation now or hereafter made by the Company to Lender in this Note, the UPA, the Security Agreement, or any other Transaction Document or any schedule, certificate, written statement, report, financial data, written notice or writing furnished at any time by the Company to Lender is untrue or incorrect in any material respect when made;

d. A proceeding under any bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt or receivership law or statute is filed (a) against the Company and an adjudication or appointment is made or order for relief is entered, or such proceeding remains undismissed for a period in excess of 30 days, or (b) by the Company; the Company makes an assignment for the benefit of creditors; the Company voluntarily or involuntarily dissolves or is dissolved, or terminates or is terminated; the Company takes any action to authorize any of the foregoing; the Company becomes insolvent or fails generally to pay its debts as they become due;

e. The Company is enjoined, restrained, or in any way prevented by the order of any court or any administrative or regulatory agency from conducting all or any material part of its business affairs;

f. The occurrence of: (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, prospects or financial condition of the Company; (b) a material impairment of the ability of the Company to perform in any material respect its obligations under this Note or any other Transaction Document; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability of this Note or any other Transaction Document;

g. Lender shall cease to have a first priority perfected security interest in and lien on any of the Collateral (as defined in the Security Agreement);

h. The Company shall, or attempt or purport to, revoke any of its obligations under this Note, the UPA, the Security Agreement, or any other Transaction Document or the Company shall challenge or contest, in any action, suit or proceeding, the validity or enforceability of any of this Note or any other Transaction Document or the perfection or priority of any lien granted to Lender;

i. Any obligation of the Company for the payment of borrowed money in excess of $50,000 is not paid when due or within any applicable grace period, or such obligation becomes or is declared to be due and payable before the expressed maturity of the obligation, or there shall have occurred an event which, with the giving of notice or lapse of time, or both, would cause any such obligation to become, or allow any such obligation to be declared to be, due and payable; or

j. One or more final judgments against the Company, or attachments against the Company's property, not fully and unconditionally covered by insurance shall be rendered by a court of record and shall remain unpaid, unstayed on appeal, undischarged, unbonded and undismissed for a period of thirty (30) days.

5) **Remedies.** Upon an Event of Default (as defined above), all amounts due under this Note shall be immediately due and payable without any action on the part of the Lender, interest shall accrue on the unpaid principal balance at 24% per year or the highest rate permitted by applicable law, if lower, and the Lender shall be entitled to seek and institute any and all remedies available to it.

6) **Maximum Interest Rate**. In no event shall any agreed to or actual interest charged, reserved or taken by the Lender as consideration for this Note exceed the limits imposed by New York law. In the event that the interest provisions of this Note shall result at any time or for any reason in an effective rate of interest that exceeds the maximum interest rate permitted by applicable law, then without further agreement or notice the obligation to be fulfilled shall be automatically reduced to such limit and all sums received by the Lender in excess of those lawfully collectible as interest shall be applied against the principal of this Note immediately upon the Lender's receipt thereof, with the same force and effect as though the Company had specifically designated such extra sums to be so applied to principal and the Lender had agreed to accept such extra payment(s) as a premium-free prepayment or prepayments.

7) **Cancellation of Note**. Upon the repayment by the Company of all of its obligations hereunder to the Lender, including, without limitation, the principal amount of this Note, plus accrued but unpaid interest, the indebtedness evidenced hereby shall be deemed canceled and paid in full. Except as otherwise required by law or by the provisions of this Note, payments received by the Lender hereunder shall be applied first against expenses and indemnities, next against interest accrued on this Note, and next in reduction of the outstanding principal balance of this Note.

8) **Severability.** If any provision of this Note is, for any reason, invalid or unenforceable, the remaining provisions of this Note will nevertheless be valid and enforceable and will remain in full force and effect. Any provision of this Note that is held invalid or unenforceable by a court of competent jurisdiction will be deemed modified to the extent necessary to make it valid and enforceable and as so modified will remain in full force and effect.

9) **Amendment and Waiver.** This Note may be amended, or any provision of this Note may be waived, provided that any such amendment or waiver will be binding on a party hereto only if such amendment or waiver is set forth in a writing executed by the parties hereto. The waiver by any such party hereto of a breach of any provision of this Note shall not operate or be construed as a waiver of any other breach.

10) **Successors.** Except as otherwise provided herein, this Note shall bind and inure to the benefit of and be enforceable by the parties hereto and their permitted successors and assigns.

11) **Assignment.** This Note shall not be directly or indirectly assignable or delegable by the Company. The Lender may assign this Note.

---

12) **No Strict Construction.** The language used in this Note will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party.

13) **Further Assurances.** Each party hereto will execute all documents and take such other actions as the other party may reasonably request in order to consummate the transactions provided for herein and to accomplish the purposes of this Note.

14) **Notices, Consents, etc.** Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by electronic mail (provided that the electronic mail transmission is not returned in error or the sender is not otherwise notified of any error in transmission); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	Medivie USA Inc. 11319 Maple Street Los Alamitos, California 90720 Attn: Joshua Rurka, President Telephone: (919) 405-1539 E-Mail: josh@medivie.com
With a copy to:	JSBarkats, PLLC 18 East 41st Street, 14th Floor New York, New York 10017 Attention: Sunny J. Barkats Telephone: (646) 502-7001 E-Mail: info@jsbarkats.com
If to the Lender, to:	Thunder Crowd Capital, LLC 411 Hackensack Ave. Hackensack, New Jersey 07601 Attention: James Sonageri, Esquire Telephone: (201) 646-1000 E-Mail: jls@sonageri-fallon.com
With a copy to:	Troy J. Rillo 19183 SE Jupiter River Drive Jupiter, Florida 33458 Telephone: (908) 906-5127 Email: t.rillo@me.com

or at such other address and/or electronic mail address and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three Business Days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, or (ii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, or receipt from a nationally recognized overnight delivery service in accordance with clause (i), or (iii) above, respectively.

15) **Remedies, Other Obligations, Breaches and Injunctive Relief.** The Lender's remedies provided in this Note shall be cumulative and in addition to all other remedies available to the Lender under this Note, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy of the Lender contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit the Lender's right to pursue actual damages for any failure by the Company to comply with the terms of this Note. No remedy conferred under this Note upon the Lender is intended to be exclusive of any other remedy available to the Lender, pursuant to the terms of this Note or otherwise. No single or partial exercise by the Lender of any right, power or remedy hereunder shall preclude any other or further exercise thereof. The failure of the Lender to exercise any right or remedy under this Note or otherwise, or delay in exercising such right or remedy, shall not operate as a waiver thereof. Every right and remedy of the Lender under any document executed in connection with this transaction may be exercised from time to time and as often as may be deemed expedient by the Lender. Each of the Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Lender and that the remedy at law for any such breach may be inadequate. Each of the Company therefore agrees that, in the event of any such breach or threatened breach, the Lender shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, and specific performance without the necessity of showing economic loss and without any bond or other security being required.

16) **Governing Law; Jurisdiction.** All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts in New York, for the adjudication of any dispute hereunder or in connection herewith or therewith, or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

17) **No Inconsistent Agreements.** None of the parties hereto will hereafter enter into any agreement, which is inconsistent with the rights granted to the parties in this Note.

18) **Third Parties.** Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or entity, other than the parties to this Note and their respective permitted successor and assigns, any rights or remedies under or by reason of this Note.

19) <u>Waiver of Jury Trial</u>. AS A MATERIAL INDUCEMENT TO THE LENDER, EACH OF THE COMPANY HEREBY KNOWINGLY, VOLUNTARILY AND WILLINGLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING RELATED IN ANY WAY TO THIS AGREEMENT AND/OR ANY AND ALL OF THE OTHER DOCUMENTS ASSOCIATED WITH THIS TRANSACTION.

20) <u>Entire Agreement</u>. This Note (including any recitals hereto) set forth the entire understanding of the parties with respect to the subject matter hereof, and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for any party in connection with the negotiation of the terms hereof, and may be modified only by instruments signed by all of the parties hereto.

[Signature page to follow]

IN WITNESS WHEREOF, this Secured Promissory Note is executed by the undersigned as of the date hereof.

MEDIVIE USA INC.

By: _____
Name: _____
Title: _____

7

GLOBAL SECURITY AGREEMENT

THIS GLOBAL SECURITY AGREEMENT (the "Agreement") is entered into as of November 20, 2016, by and among **MEDIVIE USA INC.** (the "Grantor"), a Nevada corporation in favor of **THUNDER CROWD CAPITAL, LLC** (the "Secured Party").

WHEREAS, this Agreement is given in connection with the terms of that certain Unit Purchase Agreement of even date herewith (as the same may be amended, modified, extended, restated, supplemented and in effect from time to time, the "UPA") between the Company and the Secured Party; and

WHEREAS, pursuant to the UPA, the Secured Party is being issued a Secured Promissory Note (the "Note") of even date herewith by the Grantor. The Grantor is entering into this Agreement as a condition of the UPA and the issuance of the Note to the Secured Party, and for the express purpose of securing the obligations of the Grantor under the Note.

NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, and for other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1.

DEFINITIONS AND INTERPRETATIONS

1.1   Recitals.

The above recitals are true and correct and are incorporated herein, in their entirety, by this reference.

1.2   Interpretations.

Nothing herein expressed or implied is intended or shall be construed to confer upon any person other than the Secured Party any right, remedy or claim under or by reason hereof.

1.3   Definitions.

(a)   To the extent used in this Agreement and not defined herein, terms defined in the UCC shall have the meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined) ascribed to such terms in the UCC, the UPA, or the Note, as applicable. To the extent the definition of any category or type of Collateral is expanded by any amendment, modification or revision to the UCC, such expanded definition will apply automatically as of the date of such amendment, modification or revision.

(b)   As used in this Agreement, the following terms shall have the meanings indicated below (such meanings to be equally applicable to both the singular and plural forms of such terms):

"**Collateral**" has the meaning set forth in <u>Section 2.1</u>.

"**Event of Default**" shall mean (i) a Grantor defaulting in any of its obligations under this Agreement; or (ii) the occurrence of a default or Event of Default under the Note, the UPA or any other Transaction Document.

"**Transaction Documents**" shall have the meaning ascribed to it in the UPA.

"**GAAP**" shall mean generally accepted accounting principles in the United States of America.

"**Indemnified Person**" shall have the meaning given in <u>Section 8.8</u>.

"**Intellectual Property**" shall mean all present and future trade secrets, know-how and other proprietary information; trademarks, trademark applications, internet domain names, service marks, trade dress, trade names, business names, designs, logos, slogans (and all translations, adaptations, derivations and combinations of the foregoing) indicia and other source and/or business identifiers, and all registrations or applications for registrations which have heretofore been or may hereafter be issued thereon throughout the world; copyrights and copyright applications; (including copyrights for computer programs) and all tangible and intangible property embodying the copyrights, unpatented inventions (whether or not patentable); patents and patent applications; industrial design applications and registered industrial designs; license agreements related to any of the foregoing and income therefrom; books, records, writings, computer tapes or disks, flow diagrams, specification sheets, computer software, source codes, object codes, executable code, data, databases and other physical manifestations, embodiments or incorporations of any of the foregoing; all other intellectual property; and all common law and other rights throughout the world in and to all of the foregoing. <u>Schedule 4</u> attached hereto sets forth all Intellectual Property of the Grantor (as such Schedule may be amended, modified or supplemented from time to time).

"**Lien**" has the meaning set forth in <u>Section 4.2</u>.

"**Material Adverse Effect**" shall mean any material and adverse effect as determined by the Secured Party in its reasonable discretion upon (a) the Grantor's assets, business, operations, properties or condition, financial or otherwise; (b) the Grantor's ability to make payment as and when due of all or any part of the Obligations; or (c) the Collateral.

"**Obligations**" shall mean and include any and all debts, liabilities, obligations, covenants and duties owing by any Grantor to the Secured Party, now existing or hereafter arising of every nature, type, and description, whether liquidated, unliquidated, primary, secondary, secured, unsecured, direct, indirect, absolute, or contingent, and whether or not evidenced by a note, guaranty or other instrument, and any amendments, extensions, renewals or increases thereof, including, without limitation, all those under (i) this Agreement, the Note, the UPA, or any other Transaction Document; (ii) any agreement or document related to the Transaction Documents; or (iii) any other or related documents, and including any interest accruing thereon after insolvency, reorganization or like proceeding relating to the Grantor, whether or not a claim for post-petition interest is allowed in such proceeding, and all costs and expenses of the Secured Party incurred in the enforcement, collection or otherwise in connection with any of the foregoing, including, but not limited to, reasonable attorneys' fees and expenses and all obligations of the Grantor to the Secured Party to perform acts or refrain from taking any action.

"**Permitted Indebtedness**" shall mean: (i) indebtedness evidenced by this Agreement, the Note, the Security Agreement or any other Transaction Document or any other amount owed to the Secured Party; (ii) indebtedness incurred solely for the purpose of financing the acquisition or lease of any equipment by the Grantor, including capital lease obligations with no recourse other than to such equipment; (iii) indebtedness (A) the repayment of which has been subordinated to the payment of the Obligations on terms and conditions acceptable to the Secured Party, including with regard to interest payments and repayment of principal, (B) which does not mature or otherwise require or permit redemption or repayment prior to or on the 91st day after the maturity date of the Note then outstanding; and (C) which is not secured by any assets of the Grantor; (iv) indebtedness solely between the Company which indebtedness is not secured by any assets of the Company, provided that (x) in each case a majority of the equity of any such domestic subsidiary is directly or indirectly owned by a Grantor, such domestic subsidiary is controlled by a Grantor and such domestic subsidiary has joined this Agreement as a Grantor hereunder, and (y) any such loan shall be evidenced by an intercompany note that is pledged by such Grantor or its subsidiary, as applicable, as collateral pursuant to this Agreement; (v) reimbursement obligations in respect of letters of credit issued for the account of a Grantor for the purpose of securing performance obligations of such Grantor incurred in the ordinary course of business so long as the aggregate face amount of all such letters of credit does not exceed $50,000 at any one time; and (vi) renewals, extensions and refinancing of any indebtedness described in clause (i) or (ii) of this subsection.

"**Permitted Liens**" shall mean (1) the security interest created by this Agreement, (2) any other security interest granted to the Secured Party, (3) existing Liens disclosed by Grantor on Schedule 4.2; (4) inchoate Liens for taxes, assessments or governmental charges or levies not yet due, as to which the grace period, if any, related thereto has not yet expired, or being contested in good faith and by appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (5) Liens of carriers, materialmen, warehousemen, mechanics and landlords and other similar Liens which secure amounts which are not yet overdue by more than 60 days or which are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (6) non-exclusive licenses, sublicenses, leases or subleases granted to other persons in accordance with the terms of the UPA and which do not materially interfere with the conduct of the business of the Grantor; (7) Liens securing capitalized lease obligations and purchase money indebtedness incurred solely for the purpose of financing an acquisition or lease; (8) easements, rights-of-way, restrictions, encroachments, municipal zoning ordinances and other similar charges or encumbrances, and minor title deficiencies, in each case not securing debt and not materially interfering with the conduct of the business of the Grantor and not materially detracting from the value of the property subject thereto; (9) Liens arising out of the existence of judgments or awards which judgments or awards do not constitute an Event of Default; (10) Liens incurred in the ordinary course of business in connection with workers compensation claims, unemployment insurance, pension liabilities and social security benefits and Liens securing the performance of bids, tenders, leases and contracts in the ordinary course of business, statutory obligations, surety bonds, performance bonds and other obligations of a like nature (other than appeal bonds) incurred in the ordinary course of business (exclusive of obligations in respect of the payment for borrowed money); (11) Liens in favor of a banking institution arising by operation of law encumbering deposits (including the right of set-off) and contractual set-off rights held by such banking institution and which are within the general parameters customary in the banking industry and only burdening deposit accounts or other funds maintained with a creditor depository institution; (12) usual and customary set-off rights in leases and other contracts; and (13) escrows in connection with acquisitions and dispositions.

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"**Real Estate**" means all leases and all land, together with the buildings, structures, parking areas, and other improvements thereon, now or hereafter owned by any Grantor, including all easements, rights-of-way, and similar rights relating thereto and all leases, tenancies, and occupancies thereof.

"**UCC**" or "**Uniform Commercial Code**" means the Uniform Commercial Code as in effect from time to time in the State of New York; <u>provided</u>, <u>however</u>, that if a term is defined in Article 9 of the Uniform Commercial Code differently than in another Article thereof, the term shall have the meaning set forth in Article 9 of the UCC; <u>provided</u> <u>further</u> that, if by reason of mandatory provisions of law, perfection, or the effect of perfection or non-perfection, of a security interest in any Collateral or the availability of any remedy hereunder is governed by the Uniform Commercial Code as in effect in a jurisdiction other than New York, "Uniform Commercial Code" means the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such perfection or effect of perfection or non-perfection or availability of such remedy, as the case may be.

ARTICLE 2.

<u>SECURITY INTEREST</u>

2.1   <u>Grant of Security Interest</u>.

(a)   As security for the payment or performance in full of the Obligations, Grantor hereby pledges to the Secured Party, its successors and assigns, and hereby grants to the Secured Party, its successors and assigns, a security interest in and to all assets and personal property of Grantor, wherever located and whether now or hereinafter existing and whether now owned or hereafter acquired, of every kind and description, tangible or intangible, including without limitation, all Goods, Inventory, Equipment, Fixtures, Instruments, Documents, Accounts, Contracts and Contract Rights, Chattel Paper, Deposit Accounts, Money, Letters of Credit and Letter-of-Credit Rights, Commercial Tort Claims, Securities and all other Investment Property, General Intangibles, Farm Products, all books and records and information relating to any of the foregoing, all Supporting obligations, and any and all Proceeds and products of any and all of the foregoing, and as more particularly described on <u>Exhibit A</u> attached hereto (collectively, the "**Collateral**")

(b)   Simultaneously with the execution and delivery of this Agreement, Grantor shall make, execute, acknowledge, file, record and deliver to the Secured Party such documents, instruments, and agreements, including, without limitation, financing statements, mortgages, certificates, affidavits and forms as may, in the Secured Party's reasonable judgment, be necessary to effectuate, complete or perfect, or to continue and preserve, the security interest of the Secured Party in the Collateral.

(c)   In the event that any Grantor obtains title to any Real Estate, such Grantor shall promptly execute and deliver an original mortgage, deed of trust, or other instrument in a form and substance acceptable to the Secured Party in all respects sufficient to provide the Secured party with a perfected first priority lien on such Real Estate.

2.2   No Assumption of Liability.

The security interest in the Collateral is granted as security only and shall not subject the Secured Party to, or in any way alter or modify any obligation or liability of any Grantor with respect to or arising out of the Collateral.

ARTICLE 3.

ATTORNEY-IN-FACT; PERFORMANCE

3.1   Secured Party Appointed Attorney-In-Fact.

Grantor hereby appoints the Secured Party as its attorney-in-fact, with full authority in the place and stead of such Grantor and in the name of Grantor or otherwise, from time to time in the Secured Party's discretion to take any action and to execute any instrument which the Secured Party may reasonably deem necessary to accomplish the purposes of this Agreement or for the purpose of perfecting, confirming, continuing, enforcing or protecting the security interest in the Collateral, including, without limitation, to (a) file one or more financing statements, continuation statements, filings with the United States Patent and Trademark Office or United States Copyright Office (or any successor office) or other documents; (b) receive and collect all instruments made payable to a Grantor representing any payments in respect of the Collateral or any part thereof and to give full discharge for the same; (c) demand, collect, receipt for, settle, compromise, adjust, sue for, foreclose, or realize on the Collateral as and when the Secured Party may determine, and (d) to execute and complete in the name of one or more Grantor such documents and forms as may be necessary to transfer any domain names and related content to the Secured Party or its designee, including without limitation, completing and submitting online forms in the name of a Grantor and taking all actions necessary in connection therewith. To facilitate collection, the Secured Party may notify account debtors and obligors on any Collateral to make payments directly to the Secured Party. The foregoing power of attorney is a power coupled with an interest and shall be irrevocable until all Obligations are paid and performed in full. The Grantor agrees that the powers conferred on the Secured Party hereunder are solely to protect the Secured Party's interests in the Collateral and shall not impose any duty upon the Secured Party to exercise any such powers.

3.2   Secured Party May Perform.

If a Grantor fails to perform any agreement contained herein, the Secured Party, at its option, may itself perform, or cause performance of, such agreement, and the expenses of the Secured Party incurred in connection therewith shall be included in the Obligations secured hereby and payable by the Grantor under Section 8.4.

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ARTICLE 4.

REPRESENTATIONS AND WARRANTIES

4.1   Authorization: Enforceability.

Grantor represents and warrants that it has taken all action necessary to authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby; and upon execution and delivery, this Agreement shall constitute a valid and binding obligation of the respective party, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights or by the principles governing the availability of equitable remedies.

4.2   Ownership of Collateral; Priority of Security Interest.

Grantor represents and warrants that it is the legal and beneficial owner of the Collateral free and clear of any lien, security interest, option or other charge or encumbrance (each, a "**Lien**") except for the Permitted Liens. Except for the Permitted Liens, (i) the security interest granted to the Secured Party hereunder shall be a first priority security interest subject to no other Liens, and (ii) no financing statement covering any of the Collateral or any proceeds thereof is on file in any public office.

4.3   Location of Collateral.

The Collateral is or will be kept at the address(es) of Grantor set forth on Schedule 4.3 attached hereto. Unless otherwise provided herein, the Grantor will not remove any Collateral from such locations without the prior written consent of the Secured Party.

4.4   Location, State of Incorporation and Name of Grantor.

Grantor's principal place of business; state of incorporation, organization or formation; organization id; and exact legal name is set forth on Schedule 4.4 attached hereto.

4.5   Solvency.

Grantor is able to pay its debts as they mature, has capital sufficient to carry on its business, and the fair present saleable value of its assets, calculated on a going concern basis, is in excess of the amount of its liabilities.

ARTICLE 5.

DEFAULT; REMEDIES; SUBSTITUTE COLLATERAL

5.1   Method of Realizing Upon the Collateral: Other Remedies.

If any Event of Default shall have occurred and be continuing:

(a)   The Secured Party may exercise in respect of the Collateral, in addition to any other rights and remedies provided for herein or otherwise available to it, all of the rights and remedies of a secured party upon default under the UCC (whether or not the UCC applies to the affected Collateral), and also may (i) take absolute control of the Collateral, including, without limitation, transfer into the Secured Party's name or into the name of its nominee or nominees (to the extent the Secured Party has not theretofore done so) and thereafter receive, for the benefit of the Secured Party, all payments made thereon, give all consents, waivers and ratifications in respect thereof and otherwise act with respect thereto as though it were the outright owner thereof, (ii) require Grantor to assemble all or part of the Collateral as directed by the Secured Party and make it available to the Secured Party at a place or places to be designated by the Secured Party that is reasonably convenient to both parties, and the Secured Party may enter into and occupy any premises owned or leased by a Grantor where the Collateral or any part thereof is located or assembled for a reasonable period in order to effectuate the Secured Party's rights and remedies hereunder or under law, without obligation to such Grantor in respect of such occupation, and (iii) without notice except as specified below and without any obligation to prepare or process the Collateral for sale, (A) sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of the Secured Party's offices or elsewhere, for cash, on credit or for future delivery, and at such price or prices and upon such other terms as the Secured Party may deem commercially reasonable and/or (B) lease, license or dispose of the Collateral or any part thereof upon such terms as the Secured Party may deem commercially reasonable. Grantor agrees that, to the extent notice of sale or any other disposition of the Collateral shall be required by law, at least ten (10) days' notice to such Grantor of the time and place of any public sale or the time after which any private sale or other disposition of the Collateral is to be made shall constitute reasonable notification. The Secured Party shall not be obligated to make any sale or other disposition of any Collateral regardless of notice of sale having been given. The Secured Party may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Grantor hereby waives any claims against the Secured Party arising by reason of the fact that the price at which the Collateral may have been sold at a private sale was less than the price which might have been obtained at a public sale or was less than the aggregate amount of the Obligations, even if the Secured Party accepts the first offer received and does not offer such Collateral to more than one offeree, and waives all rights that such Grantor may have to require that all or any part of such Collateral be marshaled upon any sale (public or private) thereof. Grantor hereby acknowledges that (i) any such sale of the Collateral by the Secured Party may be made without warranty, (ii) the Secured Party may specifically disclaim any warranties of title, possession, quiet enjoyment or the like, and (iii) such actions set forth in clauses (i) and (ii) above shall not adversely affect the commercial reasonableness of any such sale of Collateral. In connection with such exercise of rights, the Secured Party shall have an irrevocable non-exclusive, royalty free license to use the Intellectual Property, which shall include a right for the Secured Party to grant one or more non-exclusive sublicenses to use the Intellectual Property.

(b)   Any cash held by the Secured Party as Collateral and all cash proceeds received by the Secured Party in respect of any sale of or collection from, or other realization upon, all or any part of the Collateral may be applied (after payment of any amounts payable to the Secured Party pursuant to Section 8.4 hereof) by the Secured Party against, all or any part of the Obligations in such order as the Secured Party shall elect, consistent with the provisions of the UPA. Any surplus of such cash or cash proceeds held by the Secured Party and remaining after the indefeasible payment in full in cash of all of the Obligations shall be paid over to whomsoever shall be lawfully entitled to receive the same or as a court of competent jurisdiction shall direct.

(c)   In the event that the proceeds of any such sale, collection or realization are insufficient to pay all amounts to which the Secured Party is legally entitled, the Grantor shall be liable for the deficiency, together with interest thereon at the rate specified in the Note for interest on overdue principal thereof or such other rate as shall be fixed by applicable law, together with the costs of collection and the reasonable fees, costs, expenses and other client charges of any attorneys employed by the Secured Party to collect such deficiency.

(d)   Grantor hereby acknowledges that if the Secured Party complies with any applicable state, provincial, or federal law requirements in connection with a disposition of the Collateral, such compliance will not adversely affect the commercial reasonableness of any sale or other disposition of the Collateral.

(e)   The Secured Party shall not be required to marshal any present or future collateral security (including, but not limited to, this Agreement and the Collateral) for, or other assurances of payment of, the Obligations or any of them or to resort to such collateral security or other assurances of payment in any particular order, and all of the Secured Party's rights hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights, however existing or arising. To the extent permitted by applicable law, Grantor hereby agrees that it will not invoke any law relating to the marshaling of collateral which might cause delay in or impede the enforcement of the Secured Party's rights under this Agreement or under any other instrument creating or evidencing any of the Obligations or under which any of the Obligations is outstanding or by which any of the Obligations is secured or payment thereof is otherwise assured, and, to the extent permitted by applicable law, Grantor hereby irrevocably waives the benefits of all such laws.

5.2   Duties Regarding Collateral.

The Secured Party shall have no duty as to the collection or protection of the Collateral or any income thereon or as to the preservation of any rights pertaining thereto, beyond the safe custody and reasonable care of any of the Collateral actually in the Secured Party's possession.

ARTICLE 6.

AFFIRMATIVE COVENANTS

So long as any of the Obligations shall remain outstanding, unless the Secured Party shall otherwise consent in writing:

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6.1   Existence, Properties, Etc.

Grantor (a) shall do, or cause to be done, all things, or proceed with due diligence with any actions or courses of action, that may be reasonably necessary (i) to maintain such Grantor's due organization, valid existence and good standing under the laws of its state of incorporation, and (ii) to preserve and keep in full force and effect all qualifications, licenses and registrations in those jurisdictions in which the failure to do so could have a Material Adverse Effect; and (b) shall not do, or cause to be done, any act impairing the Grantor's corporate power or authority (i) to carry on such Grantor's business as now conducted, and (ii) to execute or deliver this Agreement or any other agreement or document delivered in connection herewith, including, without limitation, the other Transaction Documents to which it is or will be a party, or perform any of its obligations hereunder or thereunder.

6.2   Financial Statements and Reports.

Grantor shall furnish to the Secured Party within a reasonable time such financial data as the Secured Party may reasonably request, including without limitation, an updated perfection certificate on the Secured Party's then standard form to be executed and delivered by the Grantor to the Secured Party on or before the first business day in February of each calendar year.

6.3   Accounts and Reports.

Grantor shall maintain a standard system of accounting in accordance with GAAP and provide, at its sole expense, to the Secured Party the following:

(a)   as soon as available, a copy of any notice or other communication alleging any nonpayment or other material breach or default, or any foreclosure or other action respecting any material portion of its assets and properties, received respecting any of the indebtedness of such Grantor in excess of $50,000 (other than the Obligations), or any demand or other request for payment under any guaranty, assumption, purchase agreement or similar agreement or arrangement respecting the indebtedness or obligations of others in excess of $50,000; and

(b)   within fifteen *(15)* days after the making of each submission or filing, a copy of any report, financial statement, notice or other document, whether periodic or otherwise, submitted to the shareholders of the Grantor, or submitted to or filed by the Grantor with any governmental authority involving or affecting (i) the Grantor that could reasonably be expected to have a Material Adverse Effect; (ii) the Obligations; (iii) any part of the Collateral; or (iv) any of the transactions contemplated in this Agreement or the other Transaction Documents.

6.4   Maintenance of Books and Records: Inspection.

Grantor shall maintain its books, accounts and records in accordance with GAAP, and permit the Secured Party, its officers and employees and any professionals designated by the Secured Party in writing, at any time during normal business hours and upon reasonable notice to visit and inspect any of its properties (including but not limited to the collateral security described in the Transaction Documents), corporate books and financial records, and to discuss its accounts, affairs and finances with any employee, officer or director thereof (it being agreed that, unless an Event of Default shall have occurred and be continuing, there shall be no more than two (2) such visits and inspections in any fiscal year).

6.5   Maintenance and Insurance.

Grantor shall maintain or cause to be maintained, at its own expense, all of its material assets and properties in good working order and condition, ordinary wear and tear excepted, making all necessary repairs thereto and renewals and replacements thereof.

6.6   Contracts and Other Collateral.

Grantor shall perform all of its obligations under or with respect to each instrument, receivable, contract and other intangible included in the Collateral to which such Grantor is now or hereafter will be party on a timely basis and in the manner therein required, including, without limitation, this Agreement, except to the extent the failure to so perform such obligations would not reasonably be expected to have a Material Adverse Effect.

6.7   Defense of Collateral, Etc.

Grantor shall defend and enforce (a) its right, title and interest in and to any part of the Collateral; and (b) if not included within the Collateral, those assets and properties whose loss would reasonably be expected to have a Material Adverse Effect, each against all manner of claims and demands on a timely basis to the full extent permitted by applicable law (other than any such claims and demands by holders of Permitted Liens).

6.8   Taxes and Assessments.

Grantor shall (a) file all material tax returns and appropriate schedules thereto that are required to be filed under applicable law, prior to the date of delinquency (taking into account any extensions of the original due date), (b) pay and discharge all material taxes, assessments and governmental charges or levies imposed upon a Grantor, upon its income and profits or upon any properties belonging to it, prior to the date on which penalties attach thereto, and (c) pay all material taxes, assessments and governmental charges or levies that, if unpaid, might become a lien or charge upon any of its properties; provided, however, that the Grantor in good faith may contest any such tax, assessment, governmental charge or levy described in the foregoing clauses (b) and (c) so long as appropriate reserves are maintained with respect thereto if and to the extent required by GAAP.

6.9   Compliance with Law and Other Agreements.

Grantor shall maintain its business operations and property owned or used in connection therewith in compliance with (a) all applicable federal, state and local laws, regulations and ordinances governing such business operations and the use and ownership of such property, and (b) all agreements, licenses, franchises, indentures and mortgages to which a Grantor is a party or by which such Grantor or any of its properties is bound, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

6.10   Notice of Default.

The Grantor will immediately notify the Secured Party of any event causing a substantial loss or diminution in the value of all or any material part of the Collateral and the amount or an estimate of the amount of such loss or diminution. The Grantor shall promptly notify the Secured Party of any condition or event which constitutes, or would constitute with the passage of time or giving of notice or both, an Event of Default, and promptly inform the Secured Party of any events or changes in the financial condition of any Grantor occurring since the date of the last financial statement of such Grantor delivered to the Secured Party, which individually or cumulatively when viewed in light of prior financial statements, which might reasonably be expected to have a Material Adverse Effect on the business operations or financial condition of the Grantor.

6.11   Notice of Litigation.

Grantor shall give notice, in writing, to the Secured Party of (a) any actions, suits or proceedings wherein the amount at issue is in excess of $50,000, instituted by any person against a Grantor, or affecting any of the assets of such Grantor, and (b)any dispute, not resolved within fifteen (15) days of the commencement thereof, between a Grantor on the one hand and any governmental or regulatory body on the other hand, which might reasonably be expected to have a Material Adverse Effect on the business operations or financial condition of such Grantor.

6.12   Future Subsidiary.

If any Grantor shall hereafter create or acquire any subsidiary, simultaneously with the creation or acquisition of such subsidiary, such Grantor shall cause such subsidiary to become a party to this Agreement as an additional "Grantor" hereunder, and to duly execute and deliver a guaranty of the Obligations in favor of the Secured Party in form and substance reasonably acceptable to the Secured Party, and to duly execute and/or deliver such other documents, in form and substance reasonably acceptable to the Secured Party, as the Secured Party shall reasonably request with respect thereto, including, without limitation, a mortgage to the extent such subsidiary owns any Real Estate.

6.13   Changes to Identity.

Grantor will (a) give the Secured Party at least 30 days' prior written notice of any change in such Grantor's name, identity or organizational structure, (b) maintain its jurisdiction of incorporation, organization or formation as set forth on Schedule 4.4 attached hereto, (c) immediately notify the Secured Party upon obtaining an organizational identification number, if on the date hereof such Grantor did not have such identification number.

6.14   Perfection of Security Interests.

(a)   Financing Statements. The Grantor hereby irrevocably authorize the Secured Party, at the sole cost and expense of the Grantor, at any time and from time to time to file in any filing office in any jurisdiction any initial financing statements and amendments thereto that (a) indicate the Collateral (i) as all assets of the Grantor or words of similar effect, regardless of whether any particular asset comprised in the Collateral falls within the scope of Article 9 of the UCC of such jurisdiction, or (ii) as being of an equal or lesser scope or with greater detail, and (b) contain any other information required by Part 5 of Article 9 of the UCC for the sufficiency or filing office acceptance of any financing statement or amendment, including (i) whether such Grantor is an organization, the type of organization and any organization identification number issued to such Grantor, and (ii) in the case of a financing statement filed as a fixture filing, a sufficient description of real property to which the Collateral relates. The Grantor agrees to furnish any such information to the Secured Party promptly upon request. The Grantor also ratifies its authorization for the Secured Party to have filed in any jurisdiction any initial financing statements or amendments thereto if filed prior to the date hereof. The Grantor acknowledges that it is not authorized to file any financing statement or amendment or termination statement with respect to any financing statement without the prior written consent of the Secured Party and agree that they will not do so without the prior written consent of the Secured Party. The Grantor acknowledges and agrees that this Agreement constitutes an authenticated record.

(b)   Possession. The Grantor (i) shall have possession of the Collateral, except where expressly otherwise provided in this Agreement or where the Secured Party chooses to perfect its security interest by possession in addition to the filing of a financing statement; and (ii) will, where the Collateral is in the possession of a third party, join with the Secured Party in notifying the third party of the Secured Party's security interest and obtaining an acknowledgment from the third party that it is holding the Collateral for the benefit of the Secured Party.

(c)   Control. The Grantor will cooperate with the Secured Party in obtaining control with respect to the Collateral consisting of (i) Investment Property, (ii) Letters of Credit and Letter-of-Credit Rights and (iii) electronic Chattel Paper.

(d)   Marking of Chattel Paper. The Grantor will not create any Chattel Paper without placing a legend on the Chattel Paper acceptable to the Secured Party indicating that the Secured Party has a security interest in the Chattel Paper.

6.15   Notice of Commercial Tort Claims. Attached as Schedule 6.15 is a list of all Commercial Tort Claims of the Grantor (as such Schedule may be amended, modified or supplemented from time to time). If any Grantor shall at any time acquire a Commercial Tort Claim, such Grantor shall immediately notify the Secured Party in a writing signed by such Grantor which shall (a) provide brief details of said claim and (b) grant to the Secured Party a security interest in said claim and in the proceeds thereof, all upon the terms of this Agreement, in such form and substance satisfactory to the Secured Party.

6.16   Licenses.

(a)   Grantor shall (i) promptly and faithfully observe and perform all of the material terms, covenants, conditions and provisions of the material License Agreements to be observed and performed by it, at the times set forth therein, if any, (ii) not do, permit, suffer or refrain from doing anything that could reasonably be expected to result in a default under or breach of any of the terms of any material License Agreement, (iii) not cancel, surrender, modify, amend, waive or release any material License Agreement in any material respect or any term, provision or right of the licensee thereunder in any material respect, or consent to or permit to occur any of the foregoing; except, that Grantor may cancel, surrender or release any material License Agreement in the ordinary course of the respective businesses of Grantor; provided, that, Grantor shall give Secured Party not less than thirty (30) days prior written notice of their intention to so cancel, surrender and release any such material License Agreement, (iv) give Secured Party prompt written notice of any material License Agreement entered into by any Grantor after the date hereof, together with a true, correct and complete copy thereof and such other information with respect thereto as Secured Party may request, (v) give Secured Party prompt written notice of any material breach of any obligation, or any default, by any party under any material License Agreement, and deliver to Secured Party (promptly upon the receipt thereof by any Grantor in the case of a notice to a Grantor, and concurrently with the sending thereof in the case of a notice from a Grantor) a copy of each notice of default and every other notice and other communication received or delivered by a Grantor in connection with any material License Agreement which relates to the right of any Grantor to continue to use the property subject to such License Agreement, and (vi) furnish to Secured Party, promptly upon the request of Secured Party, such information and evidence as Secured Party may require from time to time concerning the observance, performance and compliance by Grantor or the other party or parties thereto with the terms, covenants or provisions of any material License Agreement.

(b)   Grantor will either exercise any option to renew or extend the term of each material License Agreement in such manner as will cause the term of such material License Agreement to be effectively renewed or extended for the period provided by such option and give prompt written notice thereof to Secured Party or give Secured Party prior written notice that a Grantor does not intend to renew or extend the term of any such material License Agreement or that the term thereof shall otherwise be expiring, not less than sixty (60) days prior to the date of any such non-renewal or expiration. In the event of the failure of any Grantor to extend or renew any material License Agreement, Secured Party shall have, and is hereby granted, the irrevocable right and authority, at its option, to renew or extend the term of such material License Agreement, whether in its own name and behalf, or in the name and behalf of a designee or nominee of Secured Party or in the name and behalf of Grantor, as Secured Party shall determine at any time that an Event of Default shall exist or have occurred and be continuing. Secured Party may, but shall not be required to, perform any or all of such obligations of any Grantor under any of the License Agreements, including, but not limited to, the payment of any or all sums due from any Grantor thereunder. Any sums so paid by Secured Party shall constitute part of the Obligations.

ARTICLE 7.

<u>NEGATIVE COVENANTS</u>

So long as any of the Obligations shall remain outstanding, unless the Secured Party shall otherwise consent in writing, Grantor covenants and agrees that it shall not:

7.1   <u>Transfers; Liens and Encumbrances</u>.

(a)   Sell, assign (by operation of law or otherwise), lease, license, exchange or otherwise transfer or dispose of any of the Collateral, except the Grantor may (i) sell or dispose of Inventory in the ordinary course of business, and (ii) sell or dispose of assets the Grantor has determined, in good faith, not to be useful in the conduct of its business, and (iii) sell or dispose of accounts in the course of collection in the ordinary course of business consistent with past practice.

(b)   Directly or indirectly make, create, incur, assume or permit to exist any Lien in, to or against any part of the Collateral other than Permitted Liens.

(c)   The Grantor covenants and agrees that it will not, without the express written consent of the Secured Party, grant any license (whether exclusive or non-exclusive) to use the Intellectual Property to any party other than the Grantor, except that prior to the occurrence of an Event of Default, the Grantor may, in the ordinary course of business, grant non-exclusive licenses to use the Intellectual Property to unrelated third parties which are customers of a Grantor in connection with arms-length transactions, provided that such non-exclusive licenses do not impair the value of the Intellectual Property. To the extent that the Grantor wishes to seek the Secured Party's consent to the granting of a license to use Intellectual Property other than as expressly permitted above, then the Grantor shall provide the Secured Party with a written request for such consent, which request shall be accompanied by a copy of the proposed license and any documents, instruments, and agreements related thereto or to be entered into in connection with such license, and such other information regarding the proposed license as the Secured Party may require. The Secured Party shall endeavor to respond to such request within ten (10) days of its receipt of such request, provided, however, that if the Secured Party does not reply within such ten (10) day period, then such request shall be deemed to have been denied by the Secured Party. Further, the Secured Party shall not have been deemed to have consented to any proposed license unless the Secured Party has provided such consent in a writing executed by a duly authorized representative of the Secured Party and delivered to the Grantor. The decision by the Secured Party on whether to grant or withhold its consent to a proposed license shall be made by the Secured Party in its sole and exclusive discretion, and the Secured Party shall have no obligation whatsoever to consent to any proposed license.

7.2   Restriction on Redemption and Cash Dividends

Directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on its capital stock without the prior express written consent of the Secured Party.

7.3   Incurrence of Indebtedness.

Directly or indirectly, incur or guarantee, assume or suffer to exist any indebtedness, other than the indebtedness evidenced by the Note and other Permitted Indebtedness.

7.4   Places of Business.

Change its state of organization without the written consent of the Secured Party, which consent shall not be unreasonably withheld so long as such change will not result in the loss of the Secured Party's security interest granted hereby or the perfection and priority of the security interest so granted.

ARTICLE 8.

MISCELLANEOUS

8.1   Notices.

Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by electronic mail (provided that the electronic mail transmission is not returned in error or the sender is not otherwise notified of any error in transmission); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	Medivie USA Inc.
	11319 Maple Street
	Los Alamitos, California 90720
	Attn: Joshua Rurka, President
	Telephone: (919) 405-1539
	E-Mail: josh@medivie.com
With a copy to:	JSBarkats, PLLC
	18 East 41st Street, 14th Floor
	New York, New York 10017
	Attention: Sunny J. Barkats
	Telephone: (646) 502-7001
	E-Mail: info@jsbarkats.com
If to the Holder, to:	Thunder Crowd Capital, LLC
	411 Hackensack Ave.
	Hackensack, New Jersey 07601
	Attention: James Sonageri, Esquire
	Telephone: (201) 646-1000
	E-Mail: jls@sonageri-fallon.com
With a copy to:	Troy J. Rillo
	19183 SE Jupiter River Drive
	Jupiter, Florida 33458
	Telephone: (908) 906-5127
	Email: t.rillo@me.com

or at such other address and/or electronic mail address and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three Business Days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, or (ii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, or receipt from a nationally recognized overnight delivery service in accordance with clause (i), or (iii) above, respectively.

8.2   Security Interest Absolute. All rights of the Secured Party hereunder, the security interest in the Collateral and all obligations of the Grantor hereunder shall be absolute and unconditional irrespective of (a) any lack of validity or enforceability of any of the Transaction Documents, any agreement with respect to any of the Obligations or any other agreement or instrument relating to any of the foregoing, (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Transaction Documents or any other agreement or instrument, (c) any exchange, release or non-perfection of any Lien on other collateral, or any release or amendment or waiver of or consent under or departure from any guarantee, securing or guaranteeing all or any of the Obligations, (d) the existence of any claim, set-off or other right which any Grantor may have at any time against any other Grantor or the Secured Party, whether in connection herewith or any unrelated transaction.

8.3   Severability.

If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other severable provision of this Agreement, and this Agreement shall be carried out as if any such invalid or unenforceable provision were not contained herein.

8.4   Expenses.

Upon any default by the Company under this Agreement, the Note or any other Transaction Documents, then the Company shall

reimburse the Secured Party promptly for all out-of-pocket fees, costs and expenses, including, without limitation, reasonable attorneys' fees and expenses incurred by the Secured Party in any action in connection herewith or therewith, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to the Secured Party's rights, remedies and obligations, (ii) collecting any sums which become due to the Secured Party in accordance with the terms of this Note, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of the Secured Party.

8.5   Waivers, Amendments, Etc.

The Secured Party's delay or failure at any time or times hereafter to require strict performance by a Grantor of any undertakings, agreements or covenants shall not waive, affect, or diminish any right of the Secured Party under this Agreement to demand strict compliance and performance herewith. Any waiver by the Secured Party of any Event of Default shall not waive or affect any other Event of Default, whether such Event of Default is prior or subsequent thereto and whether of the same or a different type. None of the undertakings, agreements and covenants of a Grantor contained in this Agreement, and no Event of Default, shall be deemed to have been waived by the Secured Party, nor may this Agreement be amended, changed or modified, unless such waiver, amendment, change or modification is evidenced by an instrument in writing specifying such waiver, amendment, change or modification and signed by the Secured Party in the case of any such waiver, and signed by the Secured Party and the Grantor in the case of any such amendment, change or modification.

8.6   Continuing Security Interest. This Agreement shall create a continuing security interest in the Collateral and shall: (i) remain in full force and effect so long as any of the Obligations shall remain outstanding; (ii) be binding upon Grantor and its successors and assigns; and (iii) inure to the benefit of the Secured Party and its successors and assigns. Upon the payment or satisfaction in full of the Obligations, this Agreement and the security interest created hereby shall terminate, and, in connection therewith, Grantor shall be entitled to the return, at its expense, of such of the Collateral as shall not have been sold in accordance with this Agreement or otherwise applied pursuant to the terms hereof and the Secured Party shall deliver to the Grantor such documents as the Grantor shall reasonably request to evidence such termination.

8.7   Independent Representation.

Grantor acknowledges and agrees that it has received or has had the opportunity to receive independent legal counsel of its own choice and that it has been sufficiently apprised of its rights and responsibilities with regard to the substance of this Agreement.

8.8   Indemnification.

In addition to the indemnification provisions under the other Transaction Documents, Grantor hereby covenants and agrees to indemnify, defend and hold harmless the Secured Party and and its directors, officers, shareholders, members, partners, employees and agents (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title), each person who controls the Lender, and the directors, officers, shareholders, agents, members, partners or employees (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each an "**Indemnified Person**") of, to, and from any loss, judgment, liability, claim, cause of action, or demand, and all costs and expenses (including reasonable attorneys' fees) which may be incurred, suffered, made, brought, threatened, or instituted by or against any person indemnified hereby for any reason whatsoever on account of, arising out of, or in any way relating to the actions or inactions of one or more of the Grantor, including without limitation (i) any matter, fact, event, or act or omission relating to the Collateral, and/or the Grantor's maintenance and management of the Collateral, including any damage to the Collateral or claims threatened or brought against the Secured Party with respect to the Collateral and/or any of the Grantor's acts and/or omissions in connection with the same, (ii) claims threatened or brought by one or more third parties against the Grantor, or any of its affiliates, (iii) claims threatened or brought by any party against the Secured Party, or any of its affiliates concerning or arising from the actions or inactions of any of the Grantor, the Collateral, and the Transaction Documents, this Agreement, or otherwise; and/or (iv) this Agreement. The Secured Party may defend any such claim, cause of action, or demand at the sole cost and expense of the Grantor, with counsel designated by the Secured Party and to the exclusion of the Grantor, or the Secured Party may call upon the Grantor to defend such action at the Grantor's sole cost and expense. The Secured Party may, in the Secured Party's sole and exclusive discretion, adjust, settle, or compromise any such claim, cause of action, or demand made upon the Secured Party, and the Grantor shall indemnify the Secured Party for any such amount so adjusted, settled, or compromised, as well as all costs and expenses (including attorneys' fees) incurred in connection therewith.

8.9   Applicable Law: Jurisdiction.

All rights and obligations hereunder and thereunder, including matters of construction, validity, and performance, shall be governed by and construed in accordance with the law of the State of New York and are intended to take effect as sealed instruments. The Company hereby irrevocably submits to the exclusive jurisdiction of any federal or state court located within the State of New York., provided, however, that nothing herein shall prevent the Secured Party from enforcing its rights and remedies (including, without limitation, by filing a civil action) with respect to the Collateral and/or the Grantor in any other jurisdiction in which the Collateral and/or the Grantor may be located.

8.10   Non-Interference.

From and after the occurrence of an Event of Default, the Grantor agrees:

(a)   Not to interfere with the exercise by the Secured Party of any of its rights and remedies under this Agreement, the other Transaction Documents, and/or applicable law;

(b)   They shall not seek to distrain or otherwise hinder, delay, or impair the Secured Party's efforts to realize upon any Collateral or otherwise to enforce its rights and remedies pursuant to this Agreement, the Transaction Documents, and/or applicable law, and shall at all times cooperate with the Secured Party's exercise of its rights and remedies under this Agreement, the Transaction Documents, and/or applicable law; and

(c)   The provisions of this Section shall be specifically enforceable by the Secured Party.

8.11   Automatic Stay.

The Grantor agrees that upon the filing of any Petition for Relief by or against any of the Grantor under the United States Bankruptcy Code, the Secured Party shall be entitled to immediate and complete relief from the automatic stay with respect to such Grantor, and Secured Party shall be permitted to proceed to protect and enforce its rights and remedies under applicable law. The Grantor hereby expressly assents to, and covenants and agrees not to oppose, any motion filed by the Secured Party seeking relief from the automatic stay. The Grantor further hereby expressly **WAIVES** the protections afforded under Section 362 of the United States Bankruptcy Code with respect to the Secured Party.

8.12   Credit Bidding.

The Grantor hereby expressly acknowledges and agrees, in further consideration for the Secured Party entering into this Agreement, that the Secured Party shall be permitted to credit bid the Obligations at any auction and/or sale, including without limitation, at any auction and/or other sale conducted under or in connection with any of the sections or chapters of the United States Bankruptcy Code. The Grantor hereby further acknowledges and agrees that this provision is a material inducement to the Secured Party entering into this Agreement, and the Grantor has been represented by experienced counsel in connection with entering into this Agreement. The Secured Party, in turn, acknowledges that this paragraph shall not be construed as a restriction or prohibition on Grantor's respective rights to file any voluntary petition or make application for or seek relief or protection under the United States Bankruptcy Code.

8.13   Waiver of Jury Trial.

As a further inducement for the secured party to make financial accommodations to the companies or any grantor, grantor hereby waives, to the fullest permitted by applicable law, any right it may have to trial by jury in any legal proceeding related in any way to this agreement and/or any and all other documents related to this transaction.

8.14   Right of Set Off.

The Grantor hereby grants to the Secured Party, a lien, security interest and right of setoff as security for all liabilities and obligations to the Secured Party, whether now existing or hereafter arising, upon and against all deposits, credits, collateral and property, now or hereafter in the possession, custody, safekeeping or control of the Secured Party or any of its affiliates, or any entity under the control of the Secured Party, or in transit to any of them. At any time, without demand or notice, the Secured Party may set off the same or any part thereof and apply the same to any liability or obligation of the Grantor even though unmatured and regardless of the adequacy of any other collateral securing the Obligations. Any and all rights to require the secured party to exercise its rights or remedies with respect to any other collateral which secures the obligations, prior to exercising its right of setoff with respect to such deposits, credits or other property of the grantor, is hereby knowingly, voluntarily and irrevocably waived.

8.15   Liability of Grantor.

Notwithstanding any provision herein or in any other Transaction Document, the Grantor, , is and shall be liable for any and all Obligations (whether any such Obligation is specified as an obligation of the Grantor or of any of them).

8.16   Counterparts; Facsimile Signatures.

This Agreement may be executed and delivered by exchange of facsimile signatures of the Secured Party and the Grantor, and those signatures need not be affixed to the same copy. This Agreement may be executed in any number of counterparts.

8.17   Entire Agreement.

This Agreement and the other documents or agreements delivered in connection herewith contain the entire understanding among the parties and supersede any prior agreement or understanding among them with respect to the subject matter hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Global Security Agreement as of the date first above written.

MEDIVIE USA INC.

By: _____
Name:
Title:

SECURED PARTY:

THUNDER CROWD CAPITAL, LLC

By: _____
Name:
Title:

EXHIBIT A
(Definition of Collateral)

For the purpose of securing prompt and complete payment and performance by the Grantor of all of the Obligations, Grantor unconditionally and irrevocably hereby grants to the Secured Party a continuing security interest in and to, and lien upon, the following "Collateral" of the Grantor (all capitalized terms used herein and not defined in the Agreement shall have the respective meanings ascribed thereto in the UCC):

All personal property of Grantor, wherever located and whether now or hereinafter existing and whether now owned or hereafter acquired, of every kind and description, tangible or intangible, including without limitation, all:

1.   Goods;

2.   Inventory, including, without limitation, all goods, merchandise and other personal property which are held for sale or lease, or are furnished or to be furnished under any contract of service or are raw materials, work-in-process, supplies or materials used or consumed in the Grantor's business, and all products thereof, and all substitutions, replacements, additions or accessions therefor and thereto; and any cash or non-cash Proceeds of all of the foregoing;

3.   Equipment, including, without limitation, all machinery, equipment, furniture, parts, tools and dies, of every kind and description, of the Grantor (including automotive equipment and motor vehicles), now owned or hereafter acquired by the Grantor, and used or acquired for use in the business of the Grantor, together with all accessions thereto and all substitutions and replacements thereof and parts therefor and all cash or non-cash Proceeds of the foregoing;

4.   Fixtures, including, without limitation, all goods which are so related to particular real estate that an interest in them arises under real estate law and all accessions thereto, replacements thereof and substitutions therefor, including, but not limited to, plumbing, heating and lighting apparatus, mantels, floor coverings, furniture, furnishings, draperies, screens, storm windows and doors, awnings, shrubbery, plants, boilers, tanks, machinery, stoves, gas and electric ranges, wall cabinets, appliances, furnaces, dynamos, motors, elevators and elevator machinery, radiators, blinds and all laundry, refrigerating, gas, electric, ventilating, air-refrigerating, air-conditioning, incinerating and sprinkling and other fire prevention or extinguishing equipment of whatsoever kind and nature and any replacements, accessions and additions thereto, Proceeds thereof and substitutions therefor;

5.   Instruments (including promissory notes);

6.   Documents;

7.	Accounts, including, without limitation, all Contract Rights and accounts receivable, health-care-insurance receivables, and license fees; any other obligations or indebtedness owed to the Grantor from whatever source arising; all rights of Grantor to receive any payments in money or kind; all guarantees of Accounts and security therefor; all cash or non-cash Proceeds of all of the foregoing; all of the right, title and interest of Grantor in and with respect to the goods, services or other property which gave rise to or which secure any of the accounts and insurance policies and proceeds relating thereto, and all of the rights of the Grantor as an unpaid seller of goods or services, including, without limitation the rights of stoppage in transit, replevin, reclamation and resale and all of the foregoing, whether now existing or hereafter created or acquired;

8.	Contracts and Contract Rights (including, without limitation, the licensing agreement with Medivie UK Limited and the agreement with Toys R US), including, to the extent not included in the definition of Accounts, all rights to payment or performance under a contract not yet earned by performance and not evidenced by an Instrument or Chattel Paper;

9.	Chattel Paper (whether tangible or electronic);

10.	Deposit Accounts (and in and to any deposits or other sums at any time credited to each such Deposit Account);

11.	Money, cash and cash equivalents;

12.	Letters of Credit and Letter-of-Credit Rights (whether or not the Letter of Credit is evidenced by a writing);

13.	Commercial Tort Claims;

14.	Securities Accounts, Security Entitlements, Securities, Financial Assets and all other Investment Property, including, without limitation, all ownership or membership interests in any subsidiary or affiliates (whether or not controlled by the Grantor);

15.	General Intangibles, including, without limitation, all Payment Intangibles and Intellectual Property, tax refunds and other claims of the Grantor against any governmental authority, and all choses in action, insurance proceeds, goodwill customer lists, formulae, permits, research and literary rights, and franchises.

16.	Farm Products;

17.	All books and records and information (including all ledger sheets, files, computer programs, tapes and related data processing software) evidencing an interest in or relating to any of the foregoing and/or to the operation of the Grantor's business, and all rights of access to such books and records, and information, and all property in which such books and records, and information are stored, recorded and maintained.

18.	To the extent not already included above, all Supporting Obligations, and any and all cash and non-cash Proceeds, products, accessions, and/or replacements of any of the foregoing, including proceeds of insurance covering any or all of the foregoing.

SCHEDULE 1
(Subsidiary and Affiliates)

None

SCHEDULE 4.3
(Addresses)

11319 Maple Street
Los Alamitos, California 90720

<u>SCHEDULE 4.4</u>
(Location, State of Incorporation, Name)

[to attach]

_____

DISTRIBUTION AGENT AGREEMENT

This **DISTRIBUTION AGENT AGREEMENT,** dated as of November 20, 2016 (the "Effective Date"), by and among **MEDIVIE USA INC.** ("Medivie"), **THUNDER CROWD CAPITAL, LLC** ("TCC") and **SONAGERI & FALLON, L.L.C.** (the "Distribution Agent").

WITNESSETH:

WHEREAS, concurrently herewith, Medivie and TCC are entering into a Unit Purchase Agreement (the "UPA") and other Transaction Documents pursuant to which TCC is purchasing a Unit from Medivie for a purchase price of U.S. $250,000; and

WHEREAS, this Agreement is a condition to the UPA Agreement. Medivie and TCC desire to appoint Distribution Agent as agent for the purpose of holding and disbursing a total of U.S. $200,000 of the purchase price on the terms set forth herewith.

NOW THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Medivie and TCC hereby agree as follows:

1. Medivie and TCC hereby appoint and designate Sonageri & Fallon, L.L.C. as the Distribution Agent, and the Distribution Agent accepts such appointment and designation, upon the terms and conditions and for the purposes set forth in this Agreement. This Agreement sets forth exclusively the duties of the Distribution Agent with respect to all matters and no implied duties or obligations shall be read into this Agreement against the Distribution Agent.

2. TCC will pay U.S. $200,000.00 to the Distribution Agent. The Distribution Agent shall hold such funds in a non-interest bearing attorney trust account.

3. (a) Each of Medivie and TCC hereby authorizes the Distribution Agent to disburse funds from its attorney trust account in compliance with **Exhibit "A"** hereto.

(b)   If a written objection is delivered to the Distribution Agent, Medivie and TCC hereby expressly agree and consent that the Distribution Agent has the right to deposit the money at issue with the New Jersey Superior Court, Chancery Division, Bergen County. Medivie and TCC acknowledge and agree that the Distribution Agent's acting as Distribution Agent hereunder, and/or the institution of any action regarding the escrow money, shall not be deemed to create a conflict situation and that the Distribution Agent may represent TCC in any future dispute or matter including any dispute arising out of this Agreement.

4.   The Distribution Agent shall act as a depository only, for the convenience of and at the request of Medivie and TCC, and is not a party to or bound by any other agreement, document or understanding to which Medivie and TCC are parties, and is not responsible or liable in any manner in its capacity as Distribution Agent for the sufficiency, correctness, genuineness or validity of any of the agreements or documents existing between Medivie and TCC. The Distribution Agent undertakes no responsibility or liability for the form and execution of such agreements and documents or the identity, authority, title or rights of any person executing any of such agreements and documents.

5.   The Distribution Agent shall not be liable for any error in judgment or action which it may in good faith take or refrain from taking in connection herewith, believed by it to be authorized or within the rights and powers conferred upon it by this Agreement, except for its gross negligence or willful misconduct. The Distribution Agent may consult with counsel of its choice (including, without limitation, attorneys employed by it), and shall have full and complete authorization and protection for any action taken by it hereunder in accordance with the opinion of such counsel.

6.   (a)   The Distribution Agent shall be paid a one-time fee of $2,000 for its services hereunder, which amount shall be deducted by the Distribution Agent from the escrowed funds. In addition, the Distribution Agent shall be entitled to recover all reasonable out-of-pocket expenses, disbursements and advances incurred or made by the Distribution Agent in performance of its duties (collectively, "Expenses"); provided, however, that such reimbursement shall be only such Expenses incurred in the Distribution Agent's capacity as Distribution Agent and not as counsel to TCC and the Distribution Agent shall obtain the prior written consent (email included) of Medivie prior to incurring any Expenses in the aggregate of $500. Subject to the foregoing, Medivie and TCC shall be equally, jointly and severally responsible for payment of all Expenses.

(b)   Medivie and TCC agree, jointly and severally, to hold the Distribution Agent harmless from and against all expenses (including, without limitation, reasonable attorneys' fees and expenses), losses, claims, damages or liabilities to which the Distribution Agent may become subject as such expenses, losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any act taken or not taken by the Distribution Agent pursuant to this Agreement, except if such expenses, losses, claims, damages or liabilities result from gross negligence or willful misconduct by the Distribution Agent.

7.   The Distribution Agent shall have the right to resign at any time upon five (5) days written notice to Medivie and TCC, and shall deliver the remaining money to such new escrow agent as shall be named by Medivie and TCC, or in the absence of the naming of a new escrow agent by Medivie and TCC, to the Court referred to in Section 3(b) hereof. Upon such delivery, the Distribution Agent shall be fully released and discharged from all obligations imposed on it under this Agreement, and Medivie and TCC shall remain fully liable to the Distribution Agent in accordance with the terms hereof.

8.   (a)   Notice to the Distribution Agent as required or provided for shall be made in writing and delivered as follows: (i) to the Distribution Agent at 411 Hackensack Avenue, Hackensack, New Jersey 07601, Attention: James L. Sonageri, Esq.; and (ii) to Medivie at 11319 Maple Street, Los Alamitos, California 90720, Attention: Joshua Rurka, President; and (iii) to TCC at 19183 SE Jupiter River Drive, Jupiter, Florida 33458, Attention: Troy J. Rillo, Esq.

(b)   Notices shall be sent by personal delivery, in which case delivery shall be deemed to have been made on the date thereof; facsimile or overnight express courier, in each case with confirmed receipt, in which case delivery shall be deemed to have been made one day after the date thereof; or certified mail, return receipt requested, in which case delivery shall be deemed to have been made three days after the date thereof.

9.   Medivie and TCC shall deliver copies of all notices given to the Distribution Agent simultaneously upon delivery to the other, and the Distribution Agent may presume that the requirements of this provision have been complied with upon the Distribution Agent's receipt of any notice.

10.   The Distribution Agent is authorized to act and rely upon any document, instrument, request or notice which it believes in good faith to be genuine and signed or presented by the proper party or parties, and shall be held harmless in so acting.

11.   This Agreement shall be governed by, construed and enforced in accordance with, the laws of the State of New Jersey. The exclusive venue for any action arising out of or relating to this Agreement shall be the Superior Court of New Jersey, Bergen County.

12.   This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be duly signed by an authorized representative, effective as of the date and year first above written.

MEDIVIE USA INC.

By: _____
Name: _____
Title: _____

THUNDER CROWD CAPITAL, LLC

By: _____
Name: _____
Title: _____

SONAGERI & FALLON, L.L.C.

By: _____
Name: James L. Sonageri
Title: Member

5

Exhibit "A"

The following expenses have been approved in advance by each of Medivie and TCC, and the Disbursement Agent is authorized to disburse funds upon receipt of invoices from Medivie with a copy of such invoices provided to TCC, in accordance with the following:

Expenses which are U.S. $2,500 or less

Expenses payable to each of the following vendors (it being understood and agreed that all proceeds are to be used for marketing related to the Regulation A+ offering, marketing services may be performed by one or more marketing firms mutually acceptable to Medivie and TCC; provided that the marketing firm named Crowdfundx shall be deemed an approved firm for which no further approval shall be necessary):

Movie Producer
Mark Corrao
Jenelle Evans
Accounting/Auditing
Authorities
Crowdfundx or another such other firm mutually acceptable to Medivie and TCC
Flights & Accommodation
Breakfast (Investor meetings)

Medivie and TCC may amend this Exhibit "A" by mutual consent, which consent shall be in writing signed by both Medivie and TCC.

**ESCROW DIRECTION INSTRUCTIONS**

**MEDIVIE USA INC.**

Date: January 20, 2017

VSTOCK TRANSFER, LLC
18 Lafayette Place
Woodmere, New York 11598

Ladies and Gentlemen:

Reference is made to that certain Escrow Agreement (the "Escrow Agreement") dated as of January 20, 2017 by and between **MEDIVIE USA INC.** (the "Company"), and **VStock Transfer, LLC** (the "Escrow Agent"). The Company has established an escrow account (the "Escrow Account") for receipt of the proceeds related to the sale of shares of the Company's common stock under an ongoing Regulation A+ offering (the "Offering"). The Escrow Account is maintained by the Escrow Agent at Citibank, N.A.

The Company is providing this letter to you, the Escrow Agent, in connection with a financing transaction between the Company and Thunder Crowd Capital, LLC ("TCC"). This letter is being delivered to you as a condition of such financing transaction, and is irrevocable.

You are hereby ***irrevocably*** authorized, directed and instructed to disburse to TCC all funds received in the Escrow Account (net of any fees and costs you are entitled to deduct under the terms of the Escrow Agreement) promptly after such time or times that the Escrow Account has a balance of $100,000 or more, or at such other time as TCC may request, until TCC has received disbursements totaling $250,000 and thereafter one-third of all funds received in the Escrow Account (the balance may be disbursed at the Company's direction) until TCC is in receipt of an additional $125,000 (for an aggregate of $375,000). Such disbursements shall be made to TCC by wire transfer in accordance with the wire instructions set forth as ***Exhibit "A"*** hereto. In addition, you are hereby authorized, directed and instructed to provide information and updates on the Escrow Account (including, without limitation, deposits and disbursements) as reasonably requested by TCC.

TCC's ability to receive disbursements from the Escrow Account in a timely manner is a material obligation of the Company. Your firm is hereby irrevocably authorized, directed and instructed to disburse all funds received in the Escrow Account in accordance with this letter ***without any further action or confirmation by the Company or anyone else***. You hereby agree to the forgoing, and agree to comply with such authorization, direction and instruction without any further action or confirmation by the Company.

Each of the Company and TCC understands that the Escrow Agent shall not be required to disburse any funds from the Escrow Account if such disbursement would be prohibited or stopped pursuant to a court order.

1

The Company shall indemnify you and your officers, directors, principals, partners, agents and representatives, and hold each of them harmless from and against any and all loss, liability, damage, claim or expense (including the reasonable fees and disbursements of its attorneys) incurred by or asserted against you or any of them arising out of or in connection the instructions set forth herein, the performance of your duties hereunder and otherwise in respect hereof, including the costs and expenses of defending yourself or themselves against any claim or liability hereunder, except that the Company shall not be liable hereunder as to matters in respect of which it is determined that you have acted with gross negligence or in bad faith. You shall have no liability to the Company in respect to any action taken or any failure to act in respect of this if such action was taken or omitted to be taken in good faith, and you shall be entitled to rely in this regard on the advice of counsel.

TCC is intended to be and is a third party beneficiary hereof, and no amendment or modification to the instructions set forth herein may be made without the consent of TCC.

Please execute this letter in the space indicated to acknowledge your agreement to act in accordance with these instructions.

Very truly yours,

MEDIVIE USA INC.

By:

Name: Benjamin Rael-Brook

Title: CEO

ACKNOWLEDGED AND AGREED:

VStock Transfer, LLC

By: _____

Name: _____

Title: _____

Exhibit "A"

Wire Instructions of Thunder Crowd Capital, LLC

November 18, 2016

RE: **Closing Statement in connection with the Unit Purchase Agreement (the "UPA") between Medivie USA Inc. (the "Company") and Thunder Crowd Capital, LLC ("TCC").**

This letter shall constitute the Closing Statement agreed upon between the Company and TCC regarding the payment of the Purchase Price (as defined in the UPA) by TCC for the benefit of the Company.

The parties hereby agree that TCC shall make the payments and transfers set forth below in accordance with the wire instructions to the trust account of Sonageri & Fallon, LLC (the "Disbursement Agent") in accordance with the wire instructions attached hereto on **Schedule "A"** (or otherwise provided to the Investor). Such Disbursement Agent shall disburse the proceeds exclusively as follows: $50,000 shall be disbursed to Medivie Therapeutic Ltd. as reimbursement for actual third party expenses incurred by the Company in connection with its Regulation A+ offering and $200,000 shall be disbursed to third party vendors engaged in connection with the Regulation A+ offering. The Company hereby acknowledges and agrees that the payment by TCC of the Purchase Price in accordance with this Closing Statement shall fully satisfy TCC's obligation to pay the Purchase Price under the UPA:

Gross and Net Proceeds **$250,000**

[Signature page to follow]

MEDIVIE USA INC.

By: _____
Name:
Title:

THUNDER CROWD CAPITAL, LLC

By: _____
Name:
Title:

SCHEDULE "A"
WIRE INSTRUCTIONS

RESOLUTIONS
OF THE DIRECTORS
OF
MEDIVIE USA INC.

Dated as of November 18, 2016

Pursuant to Ch. 78 of Nevada Revised Statutes, the undersigned, being all of the members of the Board of Directors (the "Board") of Medivie USA Inc., a Nevada corporation (the "Company"), by this resolution hereby adopt the following resolutions:

WHEREAS, the Company's Board has evaluated various funding opportunities and has, after careful consideration, decided to proceed with a transaction with Thunder Crowd Capital, LLC ("TCC"). After consideration of legal, tax and other factors, the proposed funding is to be structured as a sale by the Company to TCC of a Unit (the "Unit") consisting of: (a) a Secured Promissory Note (the "Note") with a face value of $375,000 and (b) 80,000 shares (the "Shares") of the Company's common stock. This Board held a properly called board meeting, with proper notice or having waived notice, for the purpose authorizing the proposed sale of the Unit from the Company to TCC, as we as all related transactions.

RESOLVED: the Company's Board has reviewed and does hereby authorize and approve in all each of the Unit Purchase Agreement (the "UPA"), the Secured Promissory Note, the Global Security Agreement, the Escrow Direction Letter, and any other Transaction Document (as defined in the UPA) , and each officer of this Company is authorized and directed to enter into each such instrument, agreement, item and all other agreements, instruments and other items as may be necessary or desirable in such officer's opinion to fulfill and carry out the transactions contemplated thereby, the approval of which by any such officer shall be conclusive evidence that the Company has authorized and approved such agreements, instruments and other items.

RESOLVED, that the Company is authorized and directed to issue to TCC (in exchange for the Purchase Price (as defined in the UPA) an aggregate of 80,000 shares (the "Shares") of the Company's common stock, and to deliver to TCC one or more stock certificates evidencing TCC's ownership of the Shares, which such Shares when issued shall be validly issued, fully paid and non-assessable.

RESOLVED, that each officer is authorized and directed for and on behalf of the Company to take or cause to be taken any and all actions, to execute and deliver any and all certificates, securities, instructions, requests, or other instruments, and to do any and all things which, in any such officer's judgment, may be necessary or desirable to effect each of the foregoing resolutions and to carry out the purposes thereof, the taking of any such actions, the execution and delivery of any such certificates, instructions, requests, or instruments, or the doing of any such things to be conclusive evidence of their necessity or desirability; and be it further

RESOLVED, that, any actions taken by such officers prior to the date of the foregoing resolutions adopted hereby, that are within the authority conferred thereby, are hereby ratified, confirmed and approved as the acts and deeds of the Company.

[Remainder of page intentionally left blank]

IN WITNESS HEREOF, the undersigned has executed these resolutions of the Board of Directors as of the date first above written.

_____

_____

Exhibit 4.1

MEDIVIE USA INC.
INSTRUCTIONS FOR COMPLETION OF SUBSCRIPTION AGREEMENT

Item I: Subscriber Information. All information must be provided. Securities will be issued in the name set forth in this Item and delivered to the address set forth in this Item. If two people are subscribing jointly, both people must provide their names and social security numbers. A telephone number must also be provided.

Item II: Alternative Distribution Information. If the securities are to be held in a different name than the investor and sent to a different address (i.e., an Individual Retirement Account (IRA) or other account held at a brokerage firm), this Item must be completed. If the securities are to be issued and delivered directly to the entity listed in Item I, this section need not be filled in.

Item III: Certifications. This Item needs to be read by the investor and signed in acknowledgment.

Item IV: USA PATRIOT Act. The USA PATRIOT Act requires US to collect information on the sources of funds. Please complete Section 1, add the documents requested in Section 2 only if funds did not come from the U.S. or one of the listed approved countries, and complete Section 3.

Item V: Signatures. The Subscription Agreement must be signed and dated here.

YOU SHOULD CAREFULLY READ THIS SUBSCRIPTION AGREEMENT BEFORE PURCHASING SECURITIES. ONCE ACCEPTED BY THE COMPANY, SUBSCRIPTIONS MAY NOT BE REVOKED. A COPY OF THIS SUBSCRIPTION AGREEMENT SHOULD BE RETAINED FOR YOUR OWN RECORDS. A DULLY EXECUTED COPY OF THE SUBSCRIPTION AGREEMENT SIGNED AND ACCEPTED BY THE COMPANY, WILL BE RETURNED TO SUBSCRIBERS WHOSE SUBSCRIPTIONS ARE ACCEPTED.

A PERSON WHO IS NOT AN ACCREDITED INVESTOR UNDER RULE 501(A) OF REGULATION D CAN PURCHASE IN THIS OFFERING NO MORE THAN: (A) 10% OF THE GREATER OF ANNUAL INCOME OR NET WORTH (FOR NATURAL PERSONS); OR (B) 10% OF THE GREATER OF ANNUAL REVENUE OR NET ASSETS AT FISCAL YEAR END (FOR NON-NATURAL PERSONS).

Questions
If you have any questions regarding the completion this Agreement, contact the following persons:
Sunny J. Barkats, Esq.at Email: sbarkats@JSBarkats.com

Prepared By:



***JSBarkats*, PLLC**
18 East 41st Street, 14th Floor
New York, NY 10017
P: (646) 502-7001
F: (646) 607-5544
Info@JSBarkats.com;
www.JSBarkats.com

SUBSCRIPTION AGREEMENT

MEDIVIE USA INC.

PLEASE REFER TO OUR OFFERING CIRCULAR PRIOR TO SUBSCRIBING TO THE SHARES.

INVESTING IN OUR SHARES INVOLVES A HIGH DEGREE OF RISK. AS AN INVESTOR YOU SHOULD BE ABLE TO BEAR A COMPLETE LOSS OF YOUR INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT COULD BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET CURRENTLY EXISTS FOR THE SECURITIES, AND IF A PUBLIC MARKET DEVELOPS FOLLOWING THIS OFFERING, IT MAY NOT CONTINUE. YOU SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH IN THE "RISK FACTORS" SECTION OF OUR OFFERING CIRCULAR.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE OFFERING CIRCULAR OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING CIRCULAR OR ANY OF THE OTHER MATERIALS MADE AVAILABLE TO THEM IN CONNECTION WITH THIS OFFERING (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

A PERSON WHO IS NOT AN ACCREDITED INVESTOR UNDER RULE 501(A) OF REGULATION D CAN PURCHASE IN THIS OFFERING NO MORE THAN: (A) 10% OF THE GREATER OF ANNUAL INCOME OR NET WORTH (FOR NATURAL PERSONS); OR (B) 10% OF THE GREATER OF ANNUAL REVENUE OR NET ASSETS AT FISCAL YEAR END (FOR NON-NATURAL PERSONS).

Please read all instructions and the terms and conditions of this agreement carefully before completing this document. If you need assistance, please contact us at sbarkats@jsbarkats.com

The Company reserves the right in its sole discretion and for any reason whatsoever to modify, amend and/or withdraw all or a portion of the Offering and/or accept or reject in whole or in part any prospective investment in the securities or to allot to any prospective investor less than the amount of securities such investor desires to purchase.

This Subscription Agreement is not binding on the Company until accepted by the Company. If we reject all or a portion of any subscription, we will return to the prospective subscriber all, or the appropriate portion, of the amount submitted with such prospective investor's subscription, without interest or deduction. After all refunds have been made, the Company and its directors, officers, counsel and agents will have no further liability to subscribers.

When the agreement is completed, email the signed and dated agreement to: info@jsbarkats.com or mail documents to:
Address:
   18 East 41st Street, 14th Floor, New York, NY 10017
   Fax: (646) 607-5544, Attention: Medivie USA Offering

I. SUBSCRIBER INFORMATION

Name of Subscriber (name of custodian, corporation, trust or beneficiary, if applicable):

_____

_____

Type of owner or form of ownership:

☐ Individual   ☐ Company   ☐ IRA   ☐ Trust

☐ Other

If "Other," specify: _____

Address (Principal State of Residence):   Mailing Address, if different:

_____   _____

_____   _____

City: _____   City: _____

State: _____ Zip Code: _____   State: _____ Zip Code: _____

Country: _____   Country: _____

Telephone number: _____   Fax number: _____

Email: _____

PLEASE CHECK THE APPROPRIATE BOX(ES) BELOW INDICATING SOCIAL SECURITY NUMBER(S) OR TAX ID NUMBER(S). WE WILL USE THIS INFORMATION FOR IRS PURPOSES.

_____   _____

Date of Birth   Social Security/Tax ID #

_____

Marital Status (please check one)   ☐ Single   ☐ Married   ☐ Separated   ☐ Divorced

Investment Amount: _____ purchase of _____ amount of Shares at $5.00 per Share of Common Stock.

MINIMUM PURCHASE: ONE SHARE ($5.00 PER SHARE)

_____

II.   *ALTERNATIVE DISTRIBUTION INFORMATION*

To direct distributions to a party other than the registered owner, complete the information below.

Name of Firm (Bank or Brokerage): _____

Account Name: _____

Account Number: _____

Address: _____ City, State Zip Code: _____

III.   *CERTIFICATIONS*

I certify that I am (please check one):

☐ An Accredited Investor. (Please see Exhibit A to determine if you qualify as an "Accredited Investor").
☐ A Non-Accredited Investor

FOR NON ACCREDITED INVESTORS ONLY:

I, HEREBY CERTIFY THAT I AM INVESTING NOT MORE THAN: (A) 10% OF THE GREATER OF MY ANNUAL INCOME OR NET WORTH (FOR NATURAL PERSONS); OR (B) 10% OF THE GREATER OF ANNUAL REVENUE OR NET ASSETS AT FISCAL YEAR END (FOR NON-NATURAL PERSONS).

I represent and warrant to Medivie USA Inc. that: (i) The financial information provided in the Subscription Agreement is complete, true and correct; (ii) I and my Investment Managers, if any, have carefully reviewed and understand the risks of, and other considerations relating to, a purchase of Securities, including, but not limited to, the risks set forth under " **Risk Factors** " in the Offering Circular (the "offering"); (iii) I and my Investment Managers, if any, have been afforded the opportunity to obtain any information necessary to verify the accuracy of any representations or information set forth in the offeringand have had all inquiries to Medivie USA Inc. answered, and have been furnished all requested materials, relating to Medivie USA Inc. and the offering and sale of the Securities and anything set forth in the offering; (iv) neither I nor my Investment Managers, if any, have been furnished any offering literature by Medivie USA Inc. or any of its affiliates, associates or agents other than the offering, and the documents referenced therein; and (v) I am acquiring the Securities for which I am subscribing for my own account, as principal, for investment and not with a view to the resale or distribution of all or any part of the Securities.

The undersigned, if a corporation, partnership, trust or other form of business entity, (i) is authorized and otherwise duly qualified to purchase and hold the Securities, (ii) has obtained such additional tax and other advice that it has deemed necessary, (iii) has its principal place of business at its residence address set forth in this Subscription Agreement, and (iv) has not been formed for the specific purpose of acquiring the Securities (although this may not necessarily disqualify the subscriber as a purchaser). The persons executing the Subscription Agreement, as well as all other documents related to the Offering, represent that they are duly authorized to execute all such documents on behalf of the entity. (If the undersigned is one of the aforementioned entities, it agrees to supply any additional written information that may be required.)

All of the information which I have furnished to Medivie USA Inc. and which is set forth in the Subscription Agreement is correct and complete as of the date of the Subscription Agreement. If any material change in this information should occur prior to my subscription being accepted, I will immediately furnish the revised or corrected information. I further agree to be bound by all of the terms and conditions of the Offering described in the offering. I am the only person with a direct or indirect interest in the Securities subscribed for by this Subscription Agreement. I agree to indemnify and hold harmless Medivie USA Inc. and its officers, directors and affiliates as well as Medivie USA Inc. placement agents and all their officers, directors and affiliates from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) that they may incur by reason of the failure of the undersigned to fulfill any of the terms or conditions of this Subscription Agreement or by reason of any breach of the representations and warranties made by the undersigned herein or in any document provided by the undersigned to Medivie USA Inc. This subscription is not transferable or assignable by me without the written consent of Medivie USA Inc. If more than one person is executing this agreement, the obligations of each shall be joint and several and the representations and warranties contained in this Subscription Agreement shall be deemed to be made by, and be binding upon, each of these persons and his or her heirs, executors, administrators, successors, and assigns. This subscription, upon acceptance by Medivie USA Inc., shall be binding upon my heirs, executors, administrators, successors, and assigns. This Subscription Agreement shall be construed in accordance with and governed in all respects by the laws of the State of New York.

I certify that I, either alone or with my purchaser representative, have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of this investment.

_____

Under penalties of perjury, I certify that (1) my taxpayer identification number shown in this Subscription Agreement is correct and (2) I am not subject to backup withholding because (a) I have not been notified that I am subject to backup withholding as a result of a failure to report all interest and dividends or (b) the Internal Revenue Service has notified me that I am no longer subject to backup withholding. (If you have been notified that you are subject to backup withholding and the Internal Revenue Service has not advised you that backup withholding has been terminated, strike out item (2).)

BY SIGNING, I ACKNOWLEDGE THAT I HAVE CAREFULLY REVIEWED THE OFFERING CIRCULAR RELATED TO THIS INVESTMENT AND AM BOUND BY THE TERMS OF THE SUBSCRIPTION AGREEMENT AND OFFERING CIRCULAR.

Date: _____

Name: (print) _____

Signature: /s/_____

IV.   *USA PATRIOT ACT REQUIREMENTS*

The USA PATRIOT Act requires us to obtain the following information from you to detect and prevent the misuse of the world financial system.

1. In the space provided below, please identify **from where monies were transferred** to Medivie USA Inc. in relation to your subscription for the securities.

COUNTRY	NAME OF BANK/FINANCIAL INSTITUTION	CONTACT NAME/PHONE NUMBER AT BANK/FINANCIAL INSTITUTION	NAME OF ACCOUNTHOLDER	ACCOUNT NUMBER

If the country from which the monies were transferred appears in the Approved Country List below, please go to number 3. If the country does not appear, please go to number 2.

Approved Country List

Argentina	Australia	Austria	Belgium	Brazil
Canada	Denmark	Finland	France	Germany
Greece	United States	Hong Kong	Iceland	Ireland
Italy	Japan	Turkey	Luxembourg	Mexico
New Zealand	Norway	Russian Federation	Portugal	Singapore
South Africa	Spain	Sweden	Switzerland	
United Kingdom	The Netherlands (including the Netherlands Antilles and Aruba)	Gulf Cooperation Council		

2. If subscription monies were transferred to Medivie USA Inc. from any country other than on the "Approved Country List" (see above), please provide the following documentation to Medivie USA Inc. (all copies should be in English and certified as being "true and correct copies of the original" by a notary public of the jurisdiction of which you are resident).

(a)   **For Individuals:**

      (i)   evidence of name, signature, date of birth and photographic identification;

      (ii)   evidence of permanent address; and

      (iii)   where possible, a reference from a bank with whom the individual maintains a current relationship and has maintained such relationship for at least two years.

(b)   **For Companies:**

      (i)   a copy of its certificate of incorporation and any change of name certificate;

      (ii)   a certificate of good standing;

      (iii)   a register or other acceptable list of directors and officers;

      (iv)   a properly authorized mandate of the company to subscribe in the form, for example, of a certified resolution which includes naming authorized signatories;

      (v)   a description of the nature of the business of the company;

      (vi)   identification, as described above for individuals, for at least two directors and authorized signatories;

      (vii)   a register of members or list of shareholders holding a controlling interest; and

      (viii)   identification, as described above, for individuals who are beneficial owners of corporate shareholders which hold 10% or more of the capital share of the company.

(c)   **For Partnerships and Unincorporated Businesses:**

      (i)   a copy of any certificate of registration and a certificate of good standing, if registered;

      (ii)   identification, as described above, for individuals and, where relevant, companies constituting a majority of the partners, owners or managers and authorized signatories;

      (iii)   a copy of the mandate from the partnership or business authorizing the subscription in the form, for example, of a certified resolution which includes naming authorized signatories; and

      (iv)   a copy of constitutional documents (formation and partnership agreements).

(d)   **For Trustees:**

      (i)   identification, as described above, for individuals or companies (as the case may be) in respect of the trustees;

      (ii)   identification, as described above for individuals, of beneficiaries, any person on whose instructions or in accordance with those wishes the trustee/nominee is prepared or accustomed to act and the settlor of the trust; and

      (iii)   evidence of the nature of the duties or capacity of the trustee.

3.   Medivie USA Inc. is also required to verify the source of funds. To this end, summarize the underlying source of the funds remitted to us (for example, where subscription monies were the profits of business (and if so please specify type of business), investment income, savings, etc.).

V. *SIGNATURES*

The Subscription Agreement contains various statements and representations by subscribers and should be carefully reviewed in its entirety before executing this signature page.

I hereby certify that I have reviewed and am familiar with the terms of the Subscription Agreement.

This Subscription Agreement incorporates by reference all forms of securities to be purchased. I agree to be bound by all of the terms and conditions of this Subscription Agreement and all forms of securities presented to me. I acknowledge that I have not received any formal disclosure document regarding Medivie USA Inc. or this investment other than a confidentiality and non-disclosure document which prohibits disclosure of the company's confidential materials to any person other that the signers of the agreement and the professionals who have been involved in assisting me (us) in making this investment decision.

Dated_____

_____   */s/* _____
Print name of authorized person   Signature of authorized person

Investment Authorization. The undersigned corporation, partnership, benefit plan or IRA has all requisite authority to acquire the Securities hereby subscribed for and to enter into the Subscription Agreement, and further, the undersigned officer, partner, or fiduciary of the subscribing entity has been duly authorized by all requisite action on the part of such entity to execute these documents on its behalf. Such authorization has not been revoked and is still in full force and effect.


CAPACITY CLAIMED BY SIGNER:


Title/Capacity: _____
                    (For example, individual, partner, officer, attorney, guardian and etc.)


ACCEPTANCE BY THE COMPANY


Medivie USA Inc. hereby accepts the foregoing Subscription and agrees to be bound by the terms and conditions of this Agreement.

Medivie USA Inc., Nevada corporation

By: _____   Date: _____
      Name and Title


Or


By: _____   Date: _____
      Name and Title

_____

Exhibit A. ACCREDITED INVESTOR STATUS

You are qualified as an Accredited Investor if at least one of the categories below applies to you.

(1) **INDIVIDUAL WITH NET WORTH IN EXCESS OF $1.0 MILLION** . A natural person (not an entity) whose net worth, or joint net worth with his or her spouse, at the time of purchase exceeds $1,000,000. (Explanation: In calculating net worth, you may include your equity in personal property and real estate (excluding your principal residence), cash, short-term investments, stock and securities. Your inclusion of equity in personal property and real estate should be based on the fair market value of such property less debt secured by such property.)

(2) **INDIVIDUAL WITH A $200,000 INDIVIDUAL ANNUAL INCOME**. A natural person (not an entity) who had an individual income of more than $200,000 in each of the preceding two calendar years, and has a reasonable expectation of reaching the same income level in the current year.

(3) **INDIVIDUAL WITH A $300,000 JOINT ANNUAL INCOME.** A natural person (not an entity) who had joint income with his or her spouse in excess of $300,000 in each of the preceding two calendar years, and has a reasonable expectation of reaching the same income level in the current year.

(4) **CORPORATIONS OR PARTNERSHIPS.** A corporation, partnership, or similar entity that has in excess of $5 million of assets and was not formed for the specific purpose of acquiring an Interest in the Company.

(5) **REVOCABLE TRUST.** A trust that is revocable by its grantors and each of whose grantors is an accredited investor. (If this category is checked, please also check the additional category or categories under which the grantor qualifies as an accredited investor.)

(6) **IRREVOCABLE TRUST.** A trust (other than an ERISA plan) that (i) is not revocable by its grantors, (ii) has in excess of $5 million of assets, (iii) was not formed for the specific purpose of acquiring an Interest, and (iv) is directed by a person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of an investment in the Company.

(7) **IRA OR SIMILAR BENEFIT PLAN**. An IRA, Keogh or similar benefit plan that covers a natural person who is an accredited investor. (If this category is checked, please also check the additional category or categories under which the natural person covered by the IRA or plan qualifies as an accredited investor.)

(8) **PARTICIPANT-DIRECTED EMPLOYEE BENEFIT PLAN ACCOUNT**. A participant directed employee benefit plan investing at the direction of, and for the account of, a participant who is an accredited investor. (If this category is checked, please also check the additional category or categories under which the participant qualifies as an accredited investor.)

(9) **OTHER ERISA PLAN**. An employee benefit plan within the meaning of Title I of the ERISA Act other than a participant-directed plan with total assets in excess of $5 million or for which investment decisions (including the decision to purchase an Interest) are made by a bank, registered investment adviser, savings and loan association, or insurance company.

(10) **GOVERNMENT BENEFIT PLAN**. A plan established and maintained by a state, municipality, or any agency of a state or municipality, for the benefit of its employees, with total assets in excess of $5 million.

(11) **NON-PROFIT ENTITY** . An organization described in Section 501©(3) of the Internal Revenue Code, as amended, with total assets in excess of $5 million (including endowment, annuity and life income funds), as shown by the organization's most recent audited financial statements.

(12) **OTHER INSTITUTIONAL INVESTOR**.
- A bank, as defined in Section 3(a)(2) of the Securities Act (whether acting for its own account or in a fiduciary capacity);
- A savings and loan association or similar institution, as defined in Section 3(a)(5)(A) of the Securities Act (whether acting for its own account or in a fiduciary capacity;
- A broker-dealer registered under the Exchange Act;
- An insurance company, as defined in section 2(13) of the Securities Act;
- A "business development company," as defined in Section 2(a)(48) of the ICA;
- A small business investment company licensed under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended; or
- A "private business development company" as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended.

(13) **EXECUTIVE OFFICER OR DIRECTOR.** A natural person who is an executive officer, director or general partner of the Partnership or the General Partner.

(14) **ENTITY OWNED ENTIRELY BY ACCREDITED INVESTORS**. A corporation, partnership, private investment company or similar entity each of whose equity owners is a natural person who is an accredited investor. (If this category is checked, please also check the additional category or categories under which each natural person qualifies as an accredited investor.)

Exhibit 6.1(b)(1)

INVESTMENT AGREEMENT

THIS INVESTMENT AGREEMENT (the "**Agreement**") is made and entered into as of March 28th , 2016 (the "**Effective Date**"), by and between MEDIVIE UK LIMITED, a private company incorporated and operating under the laws of the United Kingdom with registered offices at The Willows 1, Mark Road Hemel Hempstead, Herts, United Kingdom, Hp2 7bn ("**MDVI UK**") and **Medivie USA Inc.**, a company incorporated under the laws of the State of Nevada, with the principal offices at 11319 Maple Street, Los Alamitos, California 90720 ("**MDVI USA**). Each of MDVI UK and MDVI USA are also referred to herein individually as a "**Party**", and together as the "**Parties**". It is understood as follows:

WHEREAS,   MDVI UK invested in MDVI USA and in exchange MDVI USA is interested in issuing MDVI USA's securities to MDVI UK pursuant to the terms and conditions more fully set forth in this Agreement.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.   **THE INVESTMENT**

1.1   MDVI UK paid MDVI USA the amount of US $219,000, and has committed to pay an additional $11,000, for an aggregate payment in the amount of $230,000 (the "**Investment** ").

1.2   In exchange for the Investment, MDVI USA shall issue to MDVI UK 16,200,000 shares of its common stock, par value $0.00001 per share, representing 90% of the common stock ownership of MDVI USA on a fully diluted basis.

2.   **REPRESENTATIONS AND WARRANTIES OF MDVI UK**

MDVI UK represents, warrants, covenants and agrees that (a) it has full power and authority and has taken all required action necessary to permit it to execute and deliver and to carry out the terms of this Agreement and that this Agreement is valid and binding upon MDVI UK; and (b) the consummation of the transactions contemplated hereunder and the performance by of this Agreement MDVI UK do not violate the provisions of any applicable law, and will not result in any breach of, or constitute a default under, any agreement or instrument to which MDVI UK is a party or under which it's bound; and (c) MDVI UK acknowledges that it had the opportunity to ask questions of, and receive information from, management of MDVI USA concerning the terms and conditions of this transaction and the activity of MDVI USA and its obligations and liabilities.

3.   **REPRESENTATIONS AND WARRANTIES OF MDVI USA**

3.1   The consummation of the transactions contemplated hereunder and the performance of this Agreement by MDVI USA do not violate the provisions of any applicable law, and will not result in any breach of, or constitute a default under, any agreement or instrument to which MDVI USA is a party or under which it's bound.

3.2   MDVI USA represents that all corporate actions on the part of MDVI USA necessary for the approval of this Agreement were taken prior to the execution of this Agreement.

4.   MISCELLANEOUS

(A) This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subject matter hereof and supersedes and cancels any prior or contemporaneous agreements, understandings or discussions.

(B) Any term of this Agreement may be amended or waived only with the prior written consent of MDVI USA and MDVI UK.

(C) This Agreement shall be governed by the laws of the State of New York, without regard to the principles of conflict of law thereof. Exclusive jurisdiction is hereby granted to the courts of New York, New York.

(D) Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and are binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

(E) Unless otherwise provided in this Agreement, neither Party shall assign or transfer this Agreement or its respective rights, duties and obligations hereunder to any third party or parties without having obtained the prior written consent of the other Party, which consent shall not be unreasonably withheld.

(F) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one instrument.

(G) All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be delivered by email, fax or hand delivery or by guaranteed courier, addressed to such party's address as set forth below or at such other address as such party shall have furnished to each other party in writing in accordance with this provision:

If to MDVI UK: The Willows 1Mark
                             Herts Road Hemel Hempstead
                             United Kingdom, Hp2 7bn

If to MDVI USA: 11319 Maple Street
                             Los Alamitos, CA 90720

[SIGNATURE PAGE FOLLOWS]

[SIGNATURE PAGE TO INVESTMENT AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Investment Agreement as of the date first hereinabove set forth.

MEDIVIE UK LIMITED   **MEDIVIE USA INC.**

By: _____   By: _____

     Name: Joshua Rurka   Name: Benjamin Rael-Brook

     Title: Sole Director   Title: CEO

<h1 style="text-align: center">MASTER LICENSING AGREEMENT</h1>

THIS MASTER LICENSING AGREEMENT (this "**Agreement**") is entered into on this 28 day of March, 2016 ("Effective Date"), by and between **MEDIVIE U.K.**, a company incorporated under the laws of England and Wales, bearing company registration number 8189870, with registered offices at The Willows 1, Mark Road Hemel Hempstead, Herts, United Kingdom, Hp2 7bn, its affiliates and subsidiaries (collectively, "**MDVI UK**") and **Medivie USA Inc.**, a company incorporated under the laws of the State of Nevada, with the principal offices at 11319 Maple Street, Los Alamitos, California 90720 ("**Medivie USA**").

Each of MDVI UK and Medivie USA are also referred to herein individually as a "**Party**", and together as the "**Parties**". It is understood as follows:

> MDVI UK owns or otherwise Controls the Licensed Intellectual Property to the Licensed Product; and

> Medivie USA is interested to acquire from MDVI UK an exclusive license to use the Licensed Intellectual Property for the Commercialization of the License Product in Canada, and the United States (the "**Territory**"); and

> MDVI UK desires to grant such an exclusive license and exclusive sublicense as described in section 2 of this Agreement in the Territory to Medivie USA for the consideration described in Section 3; and

> MDVI UK intends to invest in MDVI USA and in exchange Medivie USA shall issue Medivie USA's securities to MDVI UK pursuant to an investment agreement to be entered between the Parties upon mutually agreeable terms.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and in consideration of the mutual obligations undertaken herein, the Parties hereby agree as follows:

1.   <u>**DEFINTIONS**</u>

1.1   **"Commercialize"** means to manufacture, develop, improve, market, promote, distribute, offer for sale, sell, have sold, import, have imported, export, have exported or otherwise commercialize a product or device. When used as a noun, "Commercialization" means any and all activities involved in Commercializing**.**

1.2   **"Confidential Information"** shall mean each Party's information of a confidential and/or proprietary nature, including without limitation any of MDVI UK's non-public information related to the Licensed Intellectual Property, or the Licensed Product, as well as, business plans and methods, intellectual property rights, technical information, know-how, customers, projections, sales, profit and margin information and any other non-public data related to the business or affairs of each Party. Confidential Information will include written information or oral information in tangible or intangible form.

1.3   **"Control**" means the ability (whether by sole, joint or other ownership interest, license or otherwise, other than pursuant to this Agreement) to, without violating the terms of any agreement with a Third Party, grant a license or sublicense.

1.4   **"Field"** shall mean all fields except where related directly or indirectly to sporting activities.

1.5   "**Affiliate License Agreements**" shall mean the agreements listed in Exhibit B-1.

1.6   **"Licensed Product"** shall mean the labour- and pain-reducing dental support device Laboraide, any supplemental products relating to Laboraide, and any other present products and future products developed, manufactured or supplied by or for MDVI UK, **such as products for migraines, chronic pains, Alzheimer, <u>Fibromyalgia</u> and <u>ADHD</u>**.

1.7   "**Licensed Intellectual Property**" means any and all right, title and interest, in and to: (i) the Patents, (ii) the Trademarks; (iii) any materials, methods, processes, techniques, know-how, data, information relating to the Licensed Product, now existing or which may be developed, discovered or otherwise obtained in the future; and (iii) any drawings, plans, diagrams, specifications and other documents in any way embodying now or in the future the Licensed Product, or the aforesaid products, materials, methods, processes, techniques, know-how, data, information or other results.

1.8   **Master Purchase Order Agreement**" shall mean the agreement listed in Exhibit B-2.

1.9   "**Net Revenues**" shall mean all revenue less: (a) discounts, charge backs, VAT, withholding taxes, other taxes; (b) amounts repaid or credited by reason of rejection, return or retroactive price reduction; (c) customary trade commissions, quantity commissions, wholesaler commissions, and distributor commissions actually allowed and taken; (d) reasonable charges for delivery, transportation, storage, and packing provided by third parties, if separately stated; and (e) uncollected debt.

1.10   **"Patents"** shall mean (i) the patent application Controlled by MDVI UK and described in Exhibit A-1, attached hereto, (ii) all divisional, continuations, continuations in part of the foregoing application, (ii) all patents issued from any of the foregoing application; and (iv) all reissues, reexaminations, extensions, supplementary protection certificates and similar rights that are based or driving priority from the foregoing application.

1.11   **Regulation A+ Offering** shall mean offering under Regulation A+ of the Securities Act of 1933, as amended, to be conducted by Medivie USA.

1.12   "**Third Party"** shall mean any person other than MDVI UK or Medivie USA.

1.13   **"Trademarks"** shall mean any and all trademarks registrations or applications for registration owned by MDVI UK and listed in Exhibit A-2, and any and all trade name, service mark, service name, brand, domain name, trade dress, logo, slogan or other indicia of origin or ownership, including the goodwill and activities associated with the foregoing.

1.14   **"Valid Claim"** shall mean a claim of a patent or patent application that has not expired or has not been held invalid or unenforceable by a court of competent jurisdiction in a final and non-appealable judgment.

2.   <u>LICENSE</u>

2.1   <u>Exclusive sublicense</u>. Subject to the terms and conditions of this Agreement and to the rights granted under the Master Purchase Order Agreement, as of the Effective Date, MDVI UK hereby grants to Medivie USA an exclusive, perpetual, sublicense to use the Patents to Commercialize the Licensed Product in the Field in the Territory, which sublicense shall automatically expire and terminate in the event that MDVI UK losses Control of the Patents.

2.2   Exclusive License. Subject to the terms and conditions of this Agreement and to the non-exclusive license granted under the Master Purchase Order Agreement as of the Effective Date, MDVI UK hereby grants to Medivie USA an exclusive, perpetual, license to use, copy or display the Trademarks to Commercialize the Licensed Product in the Field in the Territory.

2.3   Sublicenses. Medivie USA shall not have the right to sublicense the rights granted to it pursuant to section 2.1 and 2.2 without the prior written consent of MDVI UK, which shall not be unreasonably withheld.

3.   CONSIDERATION

3.1   In consideration for the license and sublicense described in section 2 above, Medivie USA shall pay MDVI UK royalties equal to two percent (2%) of the Net Revenue from the sale by Medivie USA of the Licensed Product in the Territory

3.2   The royalties shall be paid on a quarterly basis, within thirty (30) days from the end of the relevant quarter by a wire transfer to MDVI UK's bank account or as otherwise instructed by MDVI UK.

3.3   For each calendar quarter, Medivie USA shall provide MDVI UK a financial report setting forth in reasonable details the basis for the calculation of the royalties. In the event of a dispute regarding the amount of royalties owed to MDVI UK, a mutually agreed upon independent auditor shall make the final determination as to such amount of royalties.

3.4   All taxes on any royalty paid hereunder shall be the responsibility of MDVI UK, provided that Medivie USA may make such withholdings as may be required by law.

4.   INTELLECTUAL PROPERTY AND REGULATORY

4.1   Ownership. As between the Parties, MDVI UK is and shall remain the sole and exclusive owner of the Licensed Intellectual Property. Nothing in this Agreement shall be construed as transferring to Medivie USA title, proprietary or intellectual property rights in or to the Licensed Intellectual Property, except for the rights expressly granted herein.

4.2   Prosecution of the Licensed Intellectual Property. MDVI UK shall at its expenses handle the maintenance and management of the Licensed Intellectual Property, including registration and prosecution of the Patents and the Trademarks.

4.3   Protection and Enforcement of Rights. Each of the Parties shall promptly notify the other Party if it becomes aware of infringement, misappropriation or unauthorized use of the Licensed Intellectual Property or any part thereof. MDVI UK has the duty to protect and keep the ownership of the Licensed Intellectual Property by taking all the necessary actions. The Parties shall assist each other, to the extent reasonably possible, in investigating or prosecuting any action against the parties violating such rights. MDVI UK shall have the exclusive right to reach a settlement in any such suit without casting any liability on Medivie USA or their employees.

If MDVI UK fails to take actions to prosecute an infringement of the Licensed Intellectual Property pursuant to this Agreement within ninety (90) days from the date the Parties are aware of such infringement, then Medivie USA shall be entitled, but not be obligated, to take necessary actions and MDVI UK shall reimburse all Medivie USA for all the expenses related to such actions, and the remaining recovery amount from such proceedings shall vest with MDVI UK.

4.4 Regulatory. Commencing with the Effective Date, Medivie USA shall be responsible to maintain all regulatory permits required for the distribution of the Licensed Product in the Territory at its sole expenses.

5. CONFIDENTIAL INFORMATION.

5.1 Each Party shall maintain the other Party's Confidential Information in the strictest confidence, and, without prior written consent, will not disclose, transfer, or divulge such Confidential Information to any Third Party or use such Confidential Information for any purpose other than in accordance with the license granted herein, and only to the extent required. Without limiting the foregoing, each Party may disclose Confidential Information to its directors, officers, partners, employees and/or independent contractors (collectively referred to as "Affiliates") who have a "need to know" such information, provided that such Affiliates have first been advised of its confidential status and are under express written obligations of confidentiality not less severe than the provisions of this Agreement.

5.2 Notwithstanding the above, Confidential Information relating to the Licensed Product shall be considered MDVI UK's Confidential Information and shall remain the property of the MDVI UK and shall be used strictly in accordance with the license granted herein.

5.3 This Agreement imposes no obligation upon either Party with respect to any Confidential Information (a) that is or becomes a matter of public knowledge through no fault of the other Party; or (b) the disclosure of which is required by law.

6. COMMERCIALIZATION

6.1 Medivie USA shall exercise commercially reasonable efforts and diligence in Commercializing the Licensed Product.

6.2 Medivie USA shall from time to time report to MDVI UK on the status and progress of Medivie USA's efforts in Commercializing the Licensed Product.

6.3 MDVI UK shall provide to Medivie USA, at Medivie USA's request, technical assistance concerning the Commercialization of the Licensed Product, as may be required.

6.4 Medivie USA shall purchase the Licensed Product directly from the manufacturer of the Licensed Product, and if there is more than one manufacturing location, Medivie USA reserves the right, in its sole discretion, to select the manufacturing location from which to purchase the Licensed Product. Notwithstanding anything to the contrary contained herein, Medivie USA also retains the right to manufacture the Licensed Product, should it so choose in its sole discretion, provided that (i) such Licensed Product manufactured by Medivie USA is similar or better in quality than the Licensed Product produced by the current manufacturer; and (ii) the Licensed Product manufactured by Medivie USA complies with all rules, regulations and manufacturing standards applicable the Licensed Product in the Territory.

6.5 MDVI UK may provide to Medivie USA, from time to time, administrative services for the Commercialization of the Licensed Product in the Territory (the "Services"), and such Services shall be provided with the consent of both Parties.

7.   REPRESENTATIONS AND WARRANTIES

7.1   The Parties hereby represent and warrant that by entering into this Agreement, the Parties do not violate any law and do not infringe upon the rights of any Third Party and does not violate any provision of their respective articles of incorporation, bylaws or similar corporate formation documents.

7.2   MDVI UK hereby represents and warrants that by entering into this Agreement, it does not violate the Affiliate License Agreements or the Master Purchase Order Agreement.

7.3   MDVI UK represents and warrants that the Licensed Product will be manufactured in compliance with current, good manufacturing practices promulgated by U.S. Food and Drug Administration and in accordance with all reasonable, appropriate and applicable specifications. MDVI UK's liability and Medivie USA's remedy for failure of the Licensed Product to conform to such specifications shall be the replacement of the nonconforming Licensed Products or a refund of the purchase price paid by Medivie USA for the nonconforming Licensed Products (including duty, freight, insurance charges, and other similar expenses) at Medivie USA's sole option.

7.4   MDVI UK represents and warrants that it has all the necessary right, title and interest in and to the Licensed Product to enter into this Agreement, including but not limited to the required regulatory permits for the distribution of the Licensed Product in the Territory, and, to the best of MDVI UK's knowledge, the Licensed Product and the use and/or exploitation thereof has not infringed and does not infringe the patents or other proprietary rights of any Third Party or constitute an unlawful use of proprietary information of any Third Party. MDVI UK shall promptly notify Medivie USA of the receipt of any notice alleging infringement and/or unlawful use, during the term of this Agreement.

7.5   MDVI UK represents and warrants that except as explicitly disclosed herein with respect to the Master Purchase Order Agreement, nothing in the Master Purchase Order Agreement or the Affiliate License Agreements conflict with or preclude performance under this Agreement, and further represents and warrants that if such Master Purchase Order Agreement or the Affiliate License Agreements do so conflict with or preclude performance under this Agreement, then MDVI UK will use its best efforts to take reasonable and necessary steps to amend the Master Purchase Order Agreement and the Affiliate License Agreements accordingly.

7.6   MDVI UK hereby represents and warrants that Medivie USA shall have all the rights and privileges necessary for Commercialization of the Licensed Product in the Territory, subject to the non-exclusive rights granted under the Master Purchase Order Agreement.

MDVI UK MAKES NO OTHER WARRANTIES, AND EXCEPT AS EXPRESSLY SET FORTH HEREIN, EXPRESSLY DISCLAIMS ALL OTHER WARRANTIES, EXPRESSED OR IMPLIED, WITH RESPECT TO THE LICENSED PRODUCT, ITS MERCHANTABILITY, OR ITS FITNESS FOR ANY PARTICULAR PURPOSE OR TO THE VALIDTY OR ENFORCEABILITY OF THE LICENSED INTELLECTUAL PROPERTY. Any breach of the representations and warranties as set forth herein constitutes a material breach of this Agreement.

8.   LIMITATION OF LIABILITY

Neither Party shall be liable to the other Party (whether under contract, tort (including negligence) or otherwise), for any indirect, special, punitive, incidental, consequential or exemplary damages, whether foreseeable or not, even if such Party is advised or should have known of the possibility thereof. The provisions of this Section 8 shall survive the termination of this Agreement for any reason whatsoever.

9. **PERPETUITY**

9.1   The term of this Agreement and the license granted hereunder shall commence on the Effective Date and shall continue in force in perpetuity.

9.2   The following sections shall survive termination of this Agreement and shall remain in full force and effect thereafter: 4, 5, 7, 8, 9, 10, 11.

9.3   Notwithstanding any other provision of this Agreement, either Party may terminate this Agreement upon giving notice to the other, should the other commit an act of bankruptcy, declare bankruptcy, be declared bankrupt, enter into an arrangement for the benefit of creditors, or enter into a procedure of winding up or dissolution.

10. **INDEMNIFICATION**

10.1   <u>Indemnity by Medivie USA</u>. Medivie USA shall indemnify, defend and hold harmless MDVI UK, and its directors, officers, employees and agents from and against all costs, expenses, damages, losses and liabilities ("Losses") asserted against them for which MDVI UK or its directors, officers, employees or agents may become liable or incur or be compelled to pay and resulting from (i) a breach by Medivie USA of a material terms and conditions contained herein or (ii) Commercialization by Medivie USA of the Licensed Product in the Territory, except to the extent that any such Losses result from: (i) a defect in the Licensed Product; (ii) a failure of the Licensed Product to be manufactured and delivered to Medivie USA; (iii) any negligence or wrongdoing of MDVI UK or (iv) the breach by MDVI UK of this Agreement.

10.2   <u>Indemnity by MDVI UK</u>. MDVI UK shall indemnify, defend and hold harmless Medivie USA and its directors, officers, employees and agents from and against all Losses asserted against them for which Medivie USA or the directors, officers, employees or agents may become liable or incur or be compelled to pay and resulting from (i) a defect in the Licensed Product; USA; (ii) any negligence or intentional wrongdoing of MDVI UK; or (iii) the material breach by MDVI UK of this Agreement, except to the extent that any such Losses result from of a material breach of any of the Medivie USA representations and warranties or other material terms and conditions contained herein.

11. **GOVERNING LAW AND DISPUTE RESOLUTION**

This Agreement shall be governed for all purposes by the laws of the state of New York and the competent courts in New York, New York shall have exclusive jurisdiction over any dispute arising from or related to the performance or interpretation of this Agreement.

12. MISCELLANEOUS

12.1 TAX

Each Party to this Agreement shall be responsible for and bear all tax due in connection with the consummation of the transactions under this Agreement. To the extent required by applicable law, Medivie USA shall withhold or deduct any applicable taxes, from the payments to be made hereunder.

12.2 SEVERABILITY

If any provision contained in this Agreement is determined to be void, invalid or unenforceable, in whole or in part, the remaining provisions and any partially enforceable provision will, nevertheless, be binding and enforceable, and the Parties hereby agree to substitute for the invalid provision a valid provision which most closely approximates the intent and the economic effect of the invalid provision.

12.3 INTEGRATION; MODIFICATIONS

This Agreement constitutes the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersedes all prior or contemporaneous agreements, representations, warranties and understandings of the Parties, whether oral or written. No promise, inducement, representation or agreement, other than as expressly set forth herein, has been made to or by the Parties. This Agreement may be amended or modified and the observance of any term herein may be waived (either prospectively or retroactively, and either generally or in a particular instance) only by a written instrument signed by both Parties.

12.4 ASSIGNMENT

Unless otherwise provided in this Agreement, neither Party shall assign or transfer this Agreement or its respective rights, duties and obligations hereunder to any Third Party or parties without having obtained the prior written consent of the other Party, which consent shall not be unreasonably withheld.

12.5 COUNTERPARTS

This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

12.6 WAIVER

The failure of any Party to enforce at any time, or for any period of time, any provision of this Agreement shall not be construed as a waiver of either such provision or of the right of such Party thereafter to enforce each and every provision of this Agreement.

12.7 NOTICES

All notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing, to the address set forth herein in the preamble. Notices shall be deemed properly given if transmitted to the Party's e-mail.

IN WITNESS WHEREOF, each Party has caused this Agreement to be duly executed by it or on its behalf by its duly authorized officer as of the date first written above.

MEDIVIE UK LIMITED	**MEDIVIE USA INC.**
By: ____________________	By: ____________________
Name: Joshua Rurka	Name: Benjamin Rael-Brook
Title: Sole Director	Title: CEO

EXHIBIT A-1

PATENTS

PCT application number WO201304582, titled "Oral apparatus for optimizing user performance," filed on September 17, 2012

EXHIBIT A-2

TRADEMARKS

U.S. trademark registration No. 4185114, international class 10; US classes 26, 39, 44

U.S, trademark application No. 86910732, international class 10; US classes 26, 39, 44

EXHIBIT B-1

Agreement, dated March 23, 2015, by and between Medivie Therapeutic Ltd., and Medivie UK LIMITED

Patent License Agreement, dated March 24, 2014, between OPRO International Limited and OPRO Mother and Baby Limited

EXHIBIT B-2

Master Purchase Order Agreement, dated December 1, 2015, by and between Toys "R" Us – Delaware, Inc. and Medivie Therapeutic Ltd

<center>**AGREEMENT**</center>

This Agreement (the "**Agreement**") is entered into March 23, 2015, to be effective as of January 1, 2015, (the "**Effective Date**"), by and between Medivie Therapeutic Ltd, a company incorporated and operating under the laws of the State of Israel and publicly traded in The Tel Aviv Stock Exchange Ltd. ("**Medivie IL**") and between Medivie UK LIMITED, a private company incorporated and operating under the laws of the United Kingdom and a subsidiary wholly owned by Medivie IL ("**Medivie UK**").

The parties hereto are hereinafter sometimes referred to individually as a "**Party**" and collectively as "**Parties**".

WHEREAS Medivie IL is the parent company of Medivie UK;

WHEREAS Medivie IL entered into three transactions (the "**Transactions**") with Medivie UK as described in Section 2 herein;

WHEREAS the Parties wish to compensate each other for the services provided by either party in connection to the Transactions;

WHEREAS the parties wish to adopt the recommendations include in a Transfer Pricing Study draft dated December 2014 and prepared by Fahn Kanne Grant Thornton Israel, attached hereto as **Appendix A**;

NOW, THEREFORE, in consideration of the mutual covenants and conditions set forth herein, the Parties agree as follows:

1. The preface to this Agreement constitutes an integral part thereof. This Agreement shall be entered into upon the signature hereof by both Parties, but its terms and conditions shall apply and be effective as of the Effective Date.

2. **The Transactions**

    2.1 The Parties hereby acknowledge that they have entered into three transactions:

    (i)   The license of technology by Medivie UK to Medivie IL for the purpose of production, ongoing development and worldwide sales of Laboraide and future products developed relating to existing patents and patent application at the time of the Effective Date ("**Transaction A**");

    (ii)   Services of administrative sales support to be provided by Medivie UK in connection with the distribution of Medivie IL's Laboraide and future products ("**Transaction B**").

    (iii)   Credit line bearing interest and provided by Medivie IL to Medivie UK ("**Transaction C**").

3. **Compensation for Transaction A**

    3.1 Medivie IL undertakes to pay Medivie UK royalties equal to 4% of Laboraide sales and/or sales of supplemental products relating to Laboraide and 2% of future product sales (the "**Royalties**").

    3.2 The sales of Laboraide and/or supplemental products to Laboraide and/ or future products to be developed shall be determined each calendar quarter according to Medivie IL's published quarterly financial statements. In the event of a dispute regarding the determination of the amount of sales from one or more products, Medivie IL's external auditor shall make a final determination as to such amount of sales.

3.3 Medivie IL undertakes to pay Medivie UK the Royalties accrued during the previous calendar quarter during the first 10 days of the following calendar quarter.

4. **Compensation for Transaction B**

4.1 The Parties acknowledge that Medivie UK may provide administrative services for the sale and distribution of Laboraide and/ or additional products from time to time (the "**Services**"), and such services shall be provided with the consent of both Parties.

4.2 Medivie IL undertakes to pay Medivie UK the cost of Services to be provided plus 4.3% of such cost (the "Net Cost Plus").

4.3 For each calendar quarter, Medivie UK shall provide Medivie IL with a financial report regarding the cost of the Services provided. In the event of a dispute regarding the determination of the cost of Services, Medivie IL's external auditor shall make a final determination as to such cost.

4.4 Medivie IL undertakes to pay Medivie UK the Net Cost Plus accrued during the previous calendar quarter during the following calendar quarter.

5. **Compensation for Transaction C**

5.1 Medivie UK undertakes to pay Medivie IL a 5.8% fixed interest per annum (the "**Interest**") for a credit line of up to $500,000 provided by Medivie IL (the "**Credit Line**").

5.2 Medivie UK shall be entitled to pay the Credit Line's principal at the end of each calendar year, so long as such payment shall be made by Medivie UK no later than December 31, 2025.

5.3 The Interest shall be accrued and payable on a quarterly basis.

6. **Right to offset**

6.1 The Parties are entitled to offset any amounts owed by either party with any amounts payable to such party in accordance with the terms and conditions of Transaction A, B and/ or C.

7. **Change to terms and conditions of the Compensation**

7.1 The Parties hereby agree that any amendment to the Compensation for the Transactions amount, terms and conditions (as set forth in Sections 3-5 herein), shall only be valid by a written consent of both parties.

8. **Terms of agreement; Termination**

8.1 Unless terminated earlier, this Agreement will be in effect as of the Effective Date and shall terminate following 10 years from the Effective Date.

8.2 This agreement may be terminated by either party with a 30 days' prior written notice.

9. **Parties' Warranties and Representations**

The Parties hereby declare, affirm and undertake as follows:

9.1 By entering into this Agreement, the Parties do not violate any law and do not infringe upon the rights of any third party.

9.2 By entering into this Agreement, the Parties are not violating any provision of their respective Articles of Association, and this Agreement does not contradict any provision of their respective Articles of Association.

10. **Tax and Expenses**

Each Party will bear its own taxes and expenses resulting from this Agreement.

11. **Miscellaneous**

11.1 <u>Governing Law and Jurisdiction</u>. The Governing law of this Agreement shall be the laws of the State of Israel. The authorized courts in Tel-Aviv, Israel, shall have jurisdiction on any matter or conflict which may arise from the Agreement.

11.2 <u>Survival of Warranties</u>. The warranties, representation and covenants of each Party contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement.

11.3 <u>Entire Agreement; Amendment and Waiver</u>.

11.3.1. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matters hereof.

11.3.2 This Agreement supersedes any and all prior courses of dealings, proposals and negotiations between the Parties.

11.3.3. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the parties to this Agreement.

11.4 <u>Severability</u>. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

11.5 <u>Non-transferability</u>. This Agreement may not be transferred, assigned nor delegated to any third party.

11.6 <u>Notices</u>. All notices, requests, waivers, and other communications made pursuant to this Agreement shall be in writing, in the English language, to the addresses as set forth herein under the signatories' names.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives effective as of the date first above written.

_____	_____
Medivie Therapeutic Ltd.	**Medivie UK Limited**
Address: _____	Address: _____
_____	_____



Transfer Pricing Study

Medivie Therapeutic Ltd.

FY 2015

Final
February 2015

Contents

Scope of Project

Medivie Therapeutic Ltd (**"Medivie-IL"**) has engaged Fahn Kanne & Co. Grant Thornton Israel (**"Grant Thornton"**) to provide guidance for the inter-company transactions between Medivie-IL and its subsidiary Medivie (UK) Ltd (**"Medivie-UK"** located in the UK for fiscal year (**"FY"**) ended December 31, 2015.

Both Medivie-IL and Medivie-UK are referred to throughout this report as **"Medivie"** or the **"Company"** or the "**Group.**"

This guidance provided for the arm's length standard has been completed using transfer pricing methods described in section 85A of the **Israeli Income Tax Ordinance - 1961** (the **"Ordinance"**) and the **Income Tax Regulations (Determining Market Conditions) - 2006** (the **"Regulations"**).

The opinions expressed in this report reflect information furnished to Grant Thornton by the management of Medivie. Although the data used in this report has not been independently verified in all cases, Grant Thornton considers the information used in the analyses herein to be reliable. However, no warranty is therefore given as to the accuracy of such information.

If there were any changes in the business practice of the Group, this report would necessarily need to be updated. In any event, Grant Thornton assumes no obligation to revise this report to reflect such changes or any other events or conditions that occur subsequent to the issue date of this report.

Finally, neither this report nor any portions thereof shall be disseminated to third parties by any means, except as required by law, without prior written consent and approval of Grant Thornton. Neither Grant Thornton nor any individuals associated with this report shall be required by reason of this report to provide testimony or to appear in court or at other legal proceedings, unless specific arrangements to do so have been made.

Executive Summary

Grant Thornton has been engaged to provide guidance for the inter-company pricing with regard to certain transactions between Medivie-IL and its subsidiary Medivie-UK, for FY December 31, 2015, and to provide guidance to determine the arm's length range for these inter-company transactions.

To complete this analysis, Grant Thornton (i) undertook a functional, risk and asset analysis of the related parties that participate in the inter-company transactions and (ii) applied the transfer pricing rules as promulgated under section 85A of the Ordinance and the Regulations.

Medivie was established in England in 2012 as a private company, part of the global OPRO Group. On April 2014 it was merged into a publicly listed Israeli company and changed its name to Medivie Therapeutic Ltd (TASE: MDVI.TA)

Medivie relies on a broad research base, developing, manufacturing and marketing oral accessories based on innovative technologies, for treatment of pain during labor, treatment of migraines and improving concentration and cognitive abilities.

Related Party Transactions

This report considered the following inter-company transactions between the related parties:

- Medivie-UK's license of technology to Medivie-IL for the purpose of production, ongoing development and worldwide sales (**"Transaction A"**);

- Medivie-UK's provision of administrative sales support services (**"Transaction B"**); and

- Medivie-IL's provision of an interest bearing line of credit to Medivie-UK (**"Transaction C"**)

Summary of Results

The information presented in this report relies on data received from Medivie management, and is based on Grant Thornton's understanding of the inter-company transactions between Medivie-IL and Medivie-UK.

Transaction A

The Comparable Uncontrolled Price ("CUP") method was applied as the selected method to evaluate the arm's-length nature of royalty payments for Medivie-UK's grant of a license to Medivie-IL for the use of IP to produce, further develop and sell and market Products worldwide.

Grant Thornton performed a search for comparable transactions between unrelated entities that have entered into similar IP licensing agreements to Medivie-UK and Medivie-IL. The arm's length range of royalties as a percent of net sales is between 3.50% and 6.00% with a median of 5%. Grant Thornton recommends that for FY 2015, Medivie-IL should pay Medivie-UK a royalty rate that falls within this range based on net sales generated by Medivie-IL for the Laboraide Products, thus reflecting a reasonable application of the arm's length standard.

Regarding future development and production of products, Grant Thornton located two agreements that refer to use of existing technology in newly developed Products and the royalties as a percent of net sales is between 1.5% - 3.00% with a median of 2.25%. Grant Thornton recommends that for FY 2015, Medivie-IL should pay Medivie-UK a royalty rate that falls within this range based on net sales generated by Medivie-IL for future developed Products, thus reflecting a reasonable application of the arm's length standard.

Transaction B

The Comparable Profits Method ("CPM") was applied as the selected method to evaluate the arm's-length nature of the future provision of administrative services by Medivie-UK to Medivie-IL. Medivie-UK was analyzed as the tested party with regard to the inter-company transaction, since it is the tested party with the least complex functions.

A Profit Level Indicator ("PLI") of Mark up on Total Costs ("MTC") was selected as the most reliable method to evaluate the arm's length nature of the provision of administrative services from Medivie-UK to Medivie-IL.

The three-year (FY11-13) weighted average unadjusted inter-quartile range of MTC's is between 2.2% and 6.1% with a median of 4.3%. Grant Thornton recommends that for FY 2015 Medivie-UK achieve a MTC that falls within the inter-quartile range, reflecting a reasonable application of the arm's length standard.

Transaction C

The Comparable Uncontrolled Price Method (CUP) method was applied as the selected method to evaluate the arm's-length nature of interest payments for Medivie-IL's grant of a line of Credit to Medivie-UK.

Grant Thornton used an internal CUP that existed between NatWest Bank and Medivie-UK that was in place during the time of the grant of a line of credit.

After making an adjustment using the SWAP function in Bloomberg which converted the floating GBP interest to the fixed NIS equivalent, the result was a range of interest rates between 3.53% and 8.11%. Grant Thornton recommends that Medivie-IL should charge Medivie-UK an interest rate that is close to the mean rate of 5.82% fixed interest per annum, reflecting a reasonable application of the arm's length standard.

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Grant Thornton recommends testing current operations at least every year to monitor inter-company charges and adjust them, as necessary. In addition, Medivie-UK and Medivie-IL should review the factual materials presented in this report to ensure that it fairly represents the true nature of inter-company functions and transfers, due to the importance of the functional and risk analysis to select an appropriate pricing method and select comparable companies.

Business Overview

Medivie

Medivie was established in England in 2012 under the name of Opro Mother and Baby (later name was changed to Medivie (UK) Ltd) by Anthony Lovat, the founder of the OPRO Group, together with Capital International. During the past 20 years OPRO Group has become a world leader in developing and manufacturing dental protectors adapted for sports. Capital International is a financial services Company with vast experience in the global capital market, structured investments through partnering with leading global banks and is active in global real estate projects.

In April 2014 Opro Mother and Baby, merged into the shell company of Glycominds Ltd a publicly traded Company located in Israel. Glycominds Ltd is a medical device company that developed and commercialized autoimmune and chronic inflammatory disease management tools and services. Glycominds Ltd changed its name to Medivie Therapeutic Ltd (Medivie-IL) and is listed on the TASE (Tel Aviv Stock Exchange) as MDVI.

The OPRO Group has initially developed Laboraide, a Dental Support Device (DSD) using unique technology to help cope with the pain of childbirth and reduce the time of labor. As part of the founder agreement, all developments, pending patents and IP related to Laboraide or any other field excluding sports, were fully assigned to Medivie UK and, therefore, Medivie-UK owns all the intellectual property relating to this Product and the underlying technology. Medivie-IL is responsible for future registration of Patents and/or trademarks. Medivie-IL will pay for all future maintenance of these patents as part of its license agreement. During 2013, Medivie-UK started marketing and distributing Laboraide for use during childbirth.

Medivie-IL is entering into a royalty bearing licensing agreement with Medivie-UK that will grant Medivie-IL the right to produce, sell and use the technology to further develop Products. Medivie-IL will continue development of DSDs in the following fields:

1. **Childbirth**
    Laboraide is a DSD developed by Medivie-UK designed to help cope with the pain of childbirth and reduce the time of labor. This is currently marketed and sold worldwide and Medivie-IL will be responsible for all future sales.

2. **Migrainaide**
    This is in a development stage that will facilitate the relaxation of the head muscles, prevent the contraction of the jaw muscles and increase blood flow to the brain for the prevention and relief of migraines to help cope with the pain of childbirth and reduce the time of labor.

3. **Concentration & Cognitive Abilities (ADHD)**
    This is in a development stage to develop a Product that will allow the exertion of the appropriate pressure in the jaws in order to improve concentration and cognitive activity.

4. **Development of Mouth & Gums**
    This is in a development stage to develop modular pacifiers that assist with the correct growth of the child's mouth structure and prevent future damage to the gums and teeth of the child.

Medivie-IL

Medivie-IL (previously Glycominds Ltd) was founded in 1998 and is an Israeli Company that is listed on the TASE. Medivie-IL is entering into a royalty bearing agreement with Medivie-UK to license the technology that has been developed by Medivie-UK to use the technology to produce, further develop and market and sell Products worldwide. The arm's length royalty rate will be determined during the course of this report.

Medivie-IL will sell the current product Laboraide worldwide and is currently developing further the Migrainaide product and plans to market and sell it in 2015. These will undergo clinical trials and regulatory approvals such as CE and FDA will be obtained all financed by Medivie-IL. The latter Products are based on the underlying technology developed by Medivie-UK. Since Medivie-IL will finance all future R&D activities, Medivie-IL will become the owner of all related future IP ("future IP").

All production, design and future development is being outsourced to Aran Research and Development Ltd, located in Israel and Medivie-IL is the entity that has contracted with them for their services. Production for Laboraide was previously carried out in the UK by an unrelated party.

Existing local unrelated distributors for the Laboraide Products distribute products to pharmacy & nursery chains, hospitals & clinics, pre-natal centres, and websites of local distributors. Sales will also be conducted through direct online marketing. Medivie-IL plans to expand its current network of distributors.

There is an interest bearing line of credit that was granted from Medivie-IL to Medivie-UK in May 2014 to finance production and other ongoing expenses. This will be in place for three years. This is analyzed further to determine the arm's length rate of interest.

Medivie-IL as well as employees of the Company contracts with doctors and various service providers such as business consultants and accountants.

Medivie-UK

Medivie-UK (previously Opro Mother and Child) was founded in 2012 and is located in the UK. Medivie-UK was responsible for the development and production of Laboraide, a Dental Support Device (DSD) using unique technology designed by Medivie-UK to help cope with the pain of childbirth and reduce the time of labor. Medivie-UK owns all the intellectual property relating to this Product and the underlying technology. During 2013, Medivie-UK started marketing and distributing Laboraide for use during childbirth.

Medivie-UK and Medivie-IL are entering into an agreement whereby Medivie-UK will license its technology to Medivie-IL for the right to produce, further develop and market and sell Products worldwide as discussed throughout the report.

Medivie-IL will be responsible for worldwide sales of both Laboraide and future Products. However in circumstances where countries do not wish to transact with Israel for political reasons, sales will be conducted through Medivie-UK for certain non Israeli markets. Medivie-UK will issue invoices and sign sales agreements on behalf of Medivie-IL in its own name with clients. All risks will remain with Medivie-IL in these transactions. These revenues will be recorded in Israel. In issuing invoices on behalf of Medivie-IL, Medivie-UK will be providing administrative sales support services to Medivie-IL and will be reimbursed on an arm's length cost plus basis to be determined in this report. It is unknown at this stage how material these sales will be or the exact nature of this activity and Grant Thornton advises that the transfer pricing policy is reviewed periodically and updated accordingly.

There are currently no employees in Medivie-UK.

Medivie Products

Medivie started marketing its first product 'Laboraide' in 2013. The product reduces pain & time of labor. Laboraide is a natural, non invasive oral device. The product received positive reviews from both women and the surrounding medical community (doctors, nurses, midwives).

In recent years there has been a massive increase in public awareness of alternative medicine, natural therapies and, more specifically, natural childbirth; principally avoiding caesarean surgery and the use of painkilling medication due to the side effects associated with it.

Laboraide is an innovative Dental Support Device (DSD) that limits the contraction of the jaws during labor, a fact that has been scientifically proven to be linked with the ability to reduce the feeling of pain, as well as shortening childbirth time.

Laboraide was tested by hundreds of women in studies and surveys, and was found to be helpful for women during the advanced stages of pregnancy and childbirth in two areas:

Pain

Reduces stress during labor and helps deal with the pain .

Time

Allows relaxation of the jaw, neck, and back muscles, and increases the isometric strength of the pelvic and core muscles, allowing efficient and targeted contractions which shortens the duration of labor.

Laboraide has the necessary regulatory permits to be marketed in the U.S., Canada and Europe (CE).

Laboraide is made of a flexible material that has no smell and/or taste and thus is ideal for use in the mouth: it fits naturally between the teeth and does not interfere with breathing, speaking, or any other activity during labor.

Laboraide comes in different thicknesses to enable the woman to use the device which best fits the structure of her mouth.

Medivie has a global distribution network for Laboraide in Asia, Latin America and Europe. The Company has the required regulatory permits for the distribution of Laboraide in the US, Europe and Canada and is currently exploring the US and Canada as potential markets and looking at ways to penetrate these markets. Medivie intends to continue expanding its marketing and distribution operations, both online and through local distributors. At the time of writing this report, Medivie-IL has entered into a Memorandum of Understanding (MOU) with Sinopharm, one of the largest pharmaceutical companies in China and sales are expected in 2015.



The migraine field, which has high clinical potential, has been selected by Medivie as a leading research subject for the year 2015 with sales planned at last quarter of 2015. The Product is planned to be named Migrainaide and is based on technology developed by Medivie-UK. As a consequence, Medivie IL will be working on the ongoing development of a dedicated DSD that will facilitate the relaxation of the head and jaw muscles and increase blood flow to the brain for the prevention, treatment and relief of migraines.

Also in the pipeline for future developments are Products that will allow the exertion of the appropriate pressure in the jaws in order to improve concentration and cognitive activity known as ADHD and product for Mouth & Gums that will develop modular pacifiers that assist with the correct growth of a child's mouth structure and prevent future damage to the gums and teeth of the child. Medivie-IL is financing this development and will result future IP related to this Product.

Organizational Structure

Figure 1 below illustrates the relevant organizational structure of the Group and relevant inter-company transaction.

Figure 1


Medivie-IL
(IP licensee)
Further Producer
& Developer
(i) Provision of administrative services
(ii) Grant of License for IP
(iii) Provision of line of credit
100%
Sale of Products
Medivie-UK
(IP Owner)
Clients

Industry Overview[1]

The industry that Medivie currently operates in is the 'Birth support services & pain reduction market'.

There are various "Pregnancy & childbirth support" services in the market, all intended to give the mother a sense of control and calmness throughout the pregnancy and birth.

Products pertaining to pregnancy & childbirth:

- Perineum oil – for prevention of surgical intervention at the entrance to the birth canal.
- Stretch marks prevention cream – for prevention of remaining abdominal stretch marks.

Existing solutions to pain:

- Chemicals (epidural, pethidine).
- Shower.

Migraine is a common form of headache and may appear in varying degrees of severity up to completely incapacitating the sufferer.

About 12% of the world adult population suffers from migraines. Existing treatment methods offer effective relief to about 60% of suffering patients.

The migraine market was assessed at USD 3.3 billion in 2011 and is expected to rise to USD 5.8 billion in 2021[2]

The most common treatment is medication, yet this treatment is not effective for all those who suffer.

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[1] Provided by Medivie in its corporate presentation to investors.
[2] These figures refer to the USA, France, Germany, Italy, Spain, UK and Japan.

Functional Analysis

The purpose of the functional analysis is to present the functions, risks and intangibles of the related companies that will be used to identify comparable, uncontrolled transactions. The following points highlight why a functional analysis is essential to the development of a transfer-pricing policy. The functions undertaken by each related party typically correlate with the extent to which that entity bears risk and is responsible for developing intangible assets.

- The functions, risks and intangible assets associated with a related party's operations usually should have a significant effect on its profitability.

- The functional analysis is the basis for the search for comparable transactions or companies by providing information to identify unrelated transactions or companies with functions, risks, and intangibles sufficiently similar to those of the controlled party.

- Arm's length transfer pricing is determined by a review of the relevant data (e.g., transactional or financial) for the unrelated companies with functions, risks, and intangible assets sufficiently similar to those of a related party.

The determination of the functions performed and risks assumed is based on a review of documents and analyses provided by Medivie as well as interviews conducted with its management.

Medivie-UK

Medivie-UK was established in 2012 and is located in England. There are currently no employees.

The OPRO Group has initially developed Laboraide, a Dental Support Device (DSD) using unique technology to help cope with the pain of childbirth and reduce the time of labor. As part of the founder agreement, all developments, pending patents and IP related to Laboraide or any other field excluding sports, were fully assigned to Medivie UK and, therefore, Medivie-UK owns all the intellectual property relating to this Product and the underlying technology. Medivie-UK licenses its IP to Medivie-IL and receives royalties as compensation. Medivie-UK has pending patents relating to the Laboraide Products. Medivie-IL is responsible for future registration of Patents and/or trademarks and will pay for all future maintenance of these patents as part of its license agreement. During 2013, Medivie-UK started marketing and distributing Laboraide for use during childbirth.

Medivie-IL will be responsible for the worldwide sales of Products. However in circumstances where countries do not wish to transact with Israel for political reasons, it is expected that in the future sales will be conducted through Medivie-UK for certain non Israeli markets. Medivie-UK will issue invoices and sign sales agreements on behalf of Medivie-IL in its own name with clients. All risks will remain with Medivie-IL in these transactions. These revenues will be recorded in Israel. In issuing invoices on behalf of Medivie-IL, Medivie-UK will be providing administrative sales support services to Medivie-IL and will be reimbursed on an arm's length cost plus basis to be determined in this report for these services. It is unknown at this stage how material these sales or the exact nature of this activity and whether Medivie-UK will employ or contract with people/Companies and Grant Thornton advises that the transfer pricing policy is reviewed periodically and updated accordingly.

There is an interest bearing line of credit that was granted from Medivie-IL to Medivie-UK in order to finance production, existing debt and some other ongoing expenses. The line of credit was effective from May 1st 2014 for 3 years. The value of the line of Credit is for approximately 1.2 million New Israeli Shekels with the option to increase that amount under the same terms and conditions. Interest is being calculated on a quarterly basis. The arms length interest is being determined in this report.

Medivie-IL

Medivie-IL is responsible for licensing the technology from Medivie-UK to produce, further develop, market and sell Products worldwide.

Medivie-IL as well as employees of the Company contracts with doctors and various service providers such as business consultants and accountants.Below are the functions of Medivie-IL;

Corporate Management

Medivie-IL employs all the senior management including the CEO, Chairman, CFO, Chief Scientist and VP Business and Development who are responsible for operations and finance of the Group, the marketing and sales strategy and product development and production strategy. Medivie-IL as the licensee of the technology decides the general direction and leadership of the Group and sets the Group's global strategy, road map, and budget.

Further Development and Production

Medivie-IL will be further developing and producing new Products under the license agreement it is entering into with Medivie-UK. Medivie-IL will finance all future R&D activities and will become the owner of all related future IP (future IP).

Medivie is currently developing the Migrainaide product and plans to market and sell these in 2015. These will undergo clinical trials and regulatory approvals such as CE and FDA will be obtained. The latter Products are and will be based on the underlying technology developed by Medivie-UK.

All production, design and future development is being outsourced to Aran Research and Development Ltd, located in Israel. Aran is an Israeli public company traded on the Tel-Aviv Stock Exchange (TASE). Established in 1982, the Aran employs a 140-strong workforce, consisting mainly of engineers, product designers, and technicians. Aran deals in three main areas of activity: Product development, engineering and manufacturing services.

Medivie-IL is the entity that has contracted with Aran and finances their services to Medivie. Medivie-IL is overseeing this entire process and gets the final say on Product development and manufacturing.

Sales and Marketing

Sales are performed or will be performed through unrelated distributors. All distributors will be selected by Medivie-IL and contracts will be entered into with Medivie-IL with Medivie-IL overseeing the sales activity of the distributors. Existing local unrelated distributors for the Laboraide Products distribute products to pharmacy & nursery chains, hospitals & clinics, pre-natal centres, and websites of local distributors. Sales will also be conducted through direct online marketing. Medivie-IL plans to expand its current network of distributors.

The Company's marketing model is creating strategic partnerships with leading distribution companies in a territorial division. Most distribution agreements require purchasing an annual minimum quantity of units and an offline/online marketing & advertising strategic plan.

Medivie-IL has recently signed MOU with Sinopharm one of the largest and leading distributors of medical products in China with a sales turnover estimated at around 33 billion USD per annum.

The Company has the required regulatory permits for the distribution of Laboraide in the US, Europe and Canada and is currently exploring the US and Canada as potential markets and looking at ways to penetrate these markets.

Assets Employed

Tangible assets

Medivie-IL operates from rented offices situated in Raanana in Israel and is the owner of standard office equipment.

Medivie-UK owns no significant tangible assets.

Intangible assets

Medivie-UK holds the IP to the technology. The production, further development and global marketing and sales will be conducted by Medivie-IL as the licensee of the technology. Medivie-IL will finance all future R&D activities and will become the owner of all related future IP (future IP).

Risks Assumed

Research & Development Risk

The market in which Medivie operates in is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Medivie-IL will finance all aspects of future R&D and patent applications related to the Products it wishes to sell. It is therefore imperative for Medivie-IL to continually contribute to the development of innovative products relating to the Dental Support Devices (DSD). As such, the R&D required, carries potentially large costs, which will be borne by Medivie-IL. In addition, failure to meet R&D budgets and timetables may jeopardize the price competitiveness of Medivie-IL's products and subsequently affect the entire company's sales. Medivie-IL bears all risks relating to its future R&D activities, including the cost of product failure, due to its status as the licensee of the intangible property and future owner of IP.

Market Risk

Market risk includes decline in sales due to demand conditions within the market, or the inability to further develop the market. Uncertainties in the market also include fluctuations in cost of raw materials, pricing, and inventory levels.

If for some reason, the market for Medivie's products decline, both Medivie-IL's and Medivie-UK's income will decrease. Therefore, both entities share the market risk as Medivie-UK is the owner of the IP and Medivie-IL is the licensee of this technology being responsible for success or failure of marketing strategy and distribution.

Currency Fluctuation Risk

Currency Fluctuation risk relates to the potential variability of profits that can arise because of changes in foreign exchange rates.

The royalties are paid as a percentage of revenue calculated in ILS and transferred in GBP according to the end period exchange rate and so therefore both Medivie-IL and Medivie-UK can be subject to exchange rate losses.

Product Warranty/Liability Risk

Product liability and warranty risk arises when a company's products fail to perform at contractual standards and the company is required to correct defective product performance. A product liability claim could result in costs to a company's reputation, and consequently in a decline in revenues. As the licensee of the technology relating to the Products and the financier of future development and all production, and the entity that provides the warranty, Medivie-IL bears the risks related to any contingency suffered by the products concerning the quality of the product sold on its general sales and sales to clients through its channel partners. Medivie-IL has taken out product liability insurance.

Inventory Risk

Inventory risk relates to the losses associated with carrying finished product and raw material inventories. Losses include obsolescence, shrinkage, or market collapse such that products are only saleable at prices that produce a loss. Medivie-IL bears these risks as they are the licensee of the IP and responsible for production and the sales and marketing of the Products.

Relevant Transfer Pricing Regulations

Israel's transfer pricing rules are set out in section 85A to the Israeli Tax Ordinances and in the Regulations promulgated under section 85A.

§85A Transfer pricing of international transactions

"(a)   In respect of an international transaction in which there is a special relationship between the parties, due to which the price of the asset, right, service or credit was set, or other conditions in the transaction were set, in such a manner that less income was generated than what would have been generated under the circumstances had a price or conditions been set had there not been the special relationship (hereinafter – market conditions), the transaction shall be reported on the basis of market conditions and charged tax accordingly.

(b)   For purposes of this clause –

"Means of control" and "Together with another" – as defined in clause 88;

"Credit" – including any debt;

"Special relations" – including relations between a person and a relative, as well as control of one of the parties to the transaction over the other, or control of one person over the parties to the transaction, directly or indirectly, alone or together with another;

"Control" – holding, directly or indirectly, of 50% or more in one of the means of control in at least one day in a tax year;

"Relative" – as defined in clause 76(d).

(c)   (1)   A taxpayer shall be required to furnish the tax assessing officer, at the latter's demand, all of the documents and information in his possession relating to the transaction or to one of the parties of the transaction who is a foreign resident, as well as the manner in which the price of the transaction was determined.

(2)   In the event that the taxpayer furnished the documents as per subparagraph (1) above, and documents stipulated in subparagraph (e), the burden of proof shall fall on the tax assessing officer in the event that he determined other than as agreed to between the parties.

(d)   (1)   A party to the transaction is entitled to petition the department head to request a pre-ruling that the price of a certain transaction or of a series of similar transactions, as agreed between the parties who have a special relationship with one another, is in accordance with market conditions.

(2)   The request shall include all of the material facts and details relating to the transaction, and to the manner in which the price was determined, and shall attach documents, approvals, opinions, declarations, assessments, the transaction agreement or draft thereof and any other document or detail, all in accordance with the stipulation of the department head in the regulations.

(3)   The department head is authorized to demand any additional document or detail he sees fit to demand in connection with this decision on the request.

(4)   The department head shall announce his decision and the reasons thereof, within 120 days following his receipt of the request and all of the documents set out in subparagraphs (2) and (3). However, he is entitled to, due to reasons to be set out, extend the date to up to 180 days, on condition that he notify the petitioner regarding the extension prior to the passing of the original deadline.

(5)   In the event that the department head does not respond to the request within the time period set out in subparagraph (4), the transaction will be deemed to have been priced at market conditions.

(e)   The Finance Minister, upon the approval of the Finance Committee of the Israeli Parliament, is authorized to stipulate:

(1)   In respect of all taxpayers and types of taxpayers, ways and methods of recognizing the price or conditions of the transactions as market price or market conditions, where applicable, and provisions regarding allocation of income, expenses, deductions, credits and exemptions, all in cases in which the provisions of subparagraph (a) apply;

(2)   Stipulating a fee for the request for approval as mentioned in subparagraph (d) in an amount to be determined and he is authorized to stipulate that the fee shall be a percentage of the value of the transaction;

(3)   Provisions in connection with the reports and documents to be filed with the tax assessing officer and provisions for recording and documentation.

(f)   (1)   The provisions of this article shall not apply to a loan that is one of the following:

(a)   A loan in respect of which all of the following are true:
(1)   The recipient of the loan is a company under the control of the provider of the loan.
(2)   The loan is not linked to any index and does not bear any interest or yield; for this purpose, the foreign exchange rate shall not be viewed as an index in respect of a loan provided in the currency of the country in which the loan recipient is a resident.
(3)   The loan cannot be repaid prior to the end of the five year period following the granting of the loan.
(4)   The repayment of the loan is subordinate to other liabilities and is superior only to the distribution of assets to the shareholders upon liquidation.
(b)   A capital note or debenture issued by a company, at terms set out in section (5) of the definition of "fixed assets" in Addendum B of the Inflationary Adjustments Law, until March 5, 2008, which were fixed assets owned by the lender on December 31, 2007, or which were fixed assets owned by the lender in the period commencing on January 1, 2008 through March 5, 2008, had the provisions of the Inflationary Adjustments Law applied to that period.
(2)   Notwithstanding the stipulations of this Ordinance, an amount deriving from a change in the foreign currency exchange rate in an international transaction that is a loan pursuant to paragraph (1), which was granted in the currency of the country in which the recipient of the loan is a resident, shall be taken into account only on the date of repayment of the loan and shall be subject to the provisions of part E; for this purpose, the amount of the loan that was granted shall be viewed as translated into new shekels at the representative exchange rate of the currency of the country of which the recipient of the loan is a resident on the date the loan was granted, as the original price, as that term is defined in article 88, and the amount of the repayment of the loan, translated into new shekels at the representative exchange rate of the aforementioned currency on the date of repayment of the loan, as consideration, as that term is defined in article 88.

(3)   In this sub-paragraph, "the currency of the country of residence" refers also to the U.S. dollar or the euro.

Income Tax Regulations (Determining Market Conditions) – 2006

"By virtue of my powers pursuant to §s 85A(e) and 243 of the Israeli Income Tax Ordinance (hereinafter – the "Ordinance"), and with the approval of the Finance Committee of the Israeli Parliament, I hereby regulate the following regulations:

1.   Definitions

In these regulations –

"Range of values" – Range of values between the lowest value and the highest value, as obtained in comparison with similar transactions;

"The inter-quarterly range" – The values located between the 25th percentile and the 75th percentile in the range of values;

"Comparative characteristics" – All of the following:

(1)   The area of activity, including manufacturing, marketing, sales, distribution, research and development, consulting, and rendering of services;

(2)   Type of asset or service;

(3)   The terms of the international transaction;

(4)   Risks, including geographic risks, financial risks and credit risks;

(5)   The economic environment;

(6)   The effect of the existence of goodwill or other intangible asset.

"International transaction" – A transaction being examined and which complies with all of the following:

(1)   The transaction is conducted between parties (some or all) having a special relationship;

(2)   One or more of the parties to the transaction is a foreign resident, or the income from the transaction, in whole or in part, is taxable income also abroad;

"Similar transaction" – All of these, on condition that, in the event that there were no identical comparative characteristics, adjustments were made, such that the impact of the difference in the comparative characteristics on the results obtained will be cancelled:

(1)   A transaction between the party being examined and someone with whom he does not have a special relationship, in which the comparative characteristics, all or most, are identical with the comparative characteristics of the international transaction;

(2)   In the event that there is no transaction such as the one in clause (1) – a transaction between parties not having a special relationship in which the comparative characteristics are identical or similar, all or most, to the comparative characteristics of a transaction carried out by the party being examined;

"Similar party" – A person, the comparative characteristics of whom are similar or identical to those of the party being examined;

"Party being examined" – A party to an international transaction who fulfils the following two conditions:

(1) It is possible to assume that the comparison of the similar transactions that he conducted will bear the most reliable result regarding the determination of the market price;

(2) The information about him is more suitable, fair, and reliable than regarding any other party;

"Profit margin" – The margin of profit or loss, as applicable, to be determined on the basis of one of the following methods:

(1) In an area of activity in which the prevailing method for determining the price of a transaction is cost plus a fixed margin – the income at the fixed margin obtained in similar transactions;

(2) In an area of activity in which the prevailing method for determining the price of a transaction is gross profit as a fixed percentage of the sales of the purchasing party that is the party being examined or a party similar thereto – the gross profit margin obtained in similar transactions;

(3) In the event that it is not possible to determine the profit margin in accordance with subparagraphs (1) or (2) – the profit margin on the basis of one of the following profit indices, the most suitable to the activity of the international transaction:

(a) The operating profit margin or operating loss, on the basis of the income statement obtained in similar transactions;

(b) The ratio between the income or the loss, where applicable, and the assets, liabilities, or equity, in whole or in part, where applicable;

(c) A different profit index, the most applicable to the circumstances.

2. Determining market conditions

(A) For purposes of determining if the international transaction that was carried out is a market condition transaction, an investigation of the market conditions shall be conducted, in which the international transaction should be compared to similar transactions of the party being examined, on the basis of one of the following methods:

(1) A method that compares the price determined in the international transaction and the price determined in a similar transaction (Comparable Uncontrolled Price Method);

(2) In the event that the price comparison method cannot be implemented – according to one of the following comparison methods, the most appropriate under the circumstances:

(a) A method that compares the profit margin of the international transaction to that of a similar transaction; (Cost Plus Method, Resale Price Method, or Transactional Net Margin Method/ Comparable Profits Method)

(b) A method that compares between the international transaction and a similar transaction, based on the division of income or loss between the parties to a joint activity, taking into consideration the contribution of each party to the transaction, including his exposure to risks and his rights to assets connected to the transaction; (Profit Split Method)

(3)   In the event that it is not possible to apply the price comparison method or one of the other methods set out in subparagraph (2) – a different method, more suitable under the circumstances, that compares the international transaction to a similar transaction. (Unspecified Method)

(B)   An international transaction will be viewed as a market condition transaction if, further to a comparison based on the similar transaction comparison, the results obtained did not deviate from the inter-quarterly range obtained in a comparison to similar transactions, but – if the comparison method was the price comparison method, and no adjustments were made to neutralize the impact of the difference on the comparative characteristics, the transaction will be viewed as a market condition transaction of the price did not deviate from the range of values in similar transactions.

(C)   In the event that the international transaction cannot be viewed as a market condition transaction, as per sub-regulation (B), the price of the transaction shall be reported on the basis of the value found in the 50th percentile of the range of values.

3.   Special provisions regarding the comparison to similar transactions

        In comparing similar transactions, the following provisions shall apply:

(1)   Similar transactions shall be selected for comparison on condition that they were carried out less than three tax years prior to the transaction being tested;

(2)   All of the similar transactions that were carried out by the similar party during the three tax years that preceded the year in which the international transaction was carried out shall be considered as one transaction, unless it can be proved to the satisfaction of the tax assessing officer that during those years, in whole or in part, or in the years preceding or following those years, there was a significant change in the comparative characteristics in respect of which only part of the similar transactions should be viewed as one similar transaction;

(3)   The price, profit margin, division of income as per regulation 2(A)(2)(b), or other method mentioned in regulation 2(A)(3), as applicable, in similar transactions which are viewed as a single similar transaction as per subparagraph (2), shall be the average price, the average profit margin, average division of income or the average results obtained from a different method, as applicable, in all of the similar transactions that are viewed as a single similar transaction;

(4)   The comparison between the international transaction and the similar transactions shall be made on the basis of the same method.

4.   One time transactions

        Regulations 2 and 3 shall not apply to a one-time international transaction that was approved by the tax assessing officer as a one-time transaction and the transaction shall be reported as if the price or the conditions were determined, as applicable, between parties not having a special relationship.

5.   Report on the investigation of market conditions

(A)   A taxpayer who is a party to an international transaction to which regulation no. 4 does not apply, shall submit to the tax assessing officer at the latter's request, within 60 days, a report in which he is to include the following information:

(1)   The particulars of the taxpayer, including the rights holders that control the taxpayer, directly or indirectly, any companies held by the taxpayer directly or indirectly, any companies that those companies and the taxpayer hold, and the particulars of the beneficiaries of such rights; for purposes of this clause, the terms "control" and "holding" shall be defined as the definition of the term "control" in § 85A of the Ordinance.;

(2)   The parties to an international transaction, their residencies and the special relationship between them and the taxpayer;

(3)   The contractual terms of the international transaction, including details of the asset, the service rendered, the price given, the terms of the loan, the credit and the guarantees;

(4)   The area of activity of the taxpayer and the developments therein;

(5)   The economic environment in which the taxpayer operates and the risks to which it is exposed;

(6)   Direct or indirect use of intangible assets;

(7)   Details of all of the transactions the taxpayer carried out with a party to the transaction, including loans, payment of management fees, partnerships, joint ventures, gifts, guarantees, trust agreements, and any other agreement;

(8)   Similar transactions, the comparative method selected and the comparative characteristics on the basis of which the range of values and the inter-quarterly range were determined, as applicable, details of the adjustments made to the comparative characteristics and an explanation of the selection of the comparison and the adjustments made, details of the results obtained as a result of the comparison, presentation of the range of values and the inter-quarterly range , as applicable, and comparisons deriving from the comparison to similar transactions;

(9)   The manner in which the transaction is reported abroad, including as part of a request for a pre-ruling, if filed, and a report on the data of the transaction in the foreign country, and whether there was a discrepancy between the reporting abroad and the reporting in Israel – explanations regarding the existence of such discrepancy.

(B)   The following items shall be attached to the report mentioned in sub-regulation (A): transaction contracts, other contracts between the parties with which a special relationship exists, other documents to verify the information provided, an investigation of the market conditions, and an analysis of the transfer prices and market conditions that were set out in accordance with these regulations, an investigation of the market conditions or an assessment that were made for purposes of a filing with a foreign tax authority, the report that was filed in a foreign country, any determination made by the tax authority, and the opinions of an accountant and an attorney if such were rendered.

(C)   For purposes of a taxpayer that is a party to an international transaction to which the provisions of regulation 4 apply, the provisions of sub-regulations (A)(1) – (7), (9) and (B) shall apply. However, for purposes of the investigation of the market conditions and the analysis of the transfer prices set out in sub-regulation (B), the requirement to enclose them applies only if they were performed.

(D)   The report in accordance with § 131 of the Ordinance shall include the taxpayer's report in connection with the carrying out of an international transaction, together with its price and conditions and the price and conditions under market conditions, on the form stipulated by the head of the department.

6. Transition provision

These regulations shall apply to an international transaction that was conducted on or after the date the regulations were publicized. However, an investigation of market conditions that was conducted prior to the publication of the regulations shall be viewed as having been done in accordance with the regulations, for a period of two years following the date of publication, on condition that it was conducted in accordance with accepted guidelines that were issued by the OECD organization or members states of that organization."

Selection of Method According to the Regulations

The Regulations set out the arm's length standard, the documentation requirements and the transfer pricing methods that will be relied upon in determining whether an arm's length price has been established.

In addition, the Regulations stipulate that for purposes of determining if the international transaction being carried out is a market condition transaction, an investigation of the market conditions shall be conducted on the basis of one of the following methods and according to the following hierarchy:

(1) A method that compares the price determined in the international transaction and the price determined in a similar transaction (**Comparable Uncontrolled Price Method**);

(2) In the event that the price comparison method cannot be implemented – according to one of the following comparison methods, the most appropriate under the circumstances:

(a) A method that compares the profit margin of the international transaction to that of a similar transaction; (**Cost Plus Method, Resale Price Method, or Transactional Net Margin Method**);

(b) A method that compares between the international transaction and a similar transaction, based on the division of income or loss between the parties to a joint activity, taking into consideration the contribution of each party to the transaction, including his exposure to risks and his rights to assets connected to the transaction; (**Profit Split Method**);

(3) In the event that it is not possible to apply the price comparison method or one of the other methods set out in subparagraph (2) – a different method, more suitable under the circumstances, that compares the international transaction to a similar transaction. (**Unspecified Method**).

Economic Analysis – Transaction A

In FY 2015, Medivie-IL has entered into a license agreement to license IP from Medivie UK for further development, production and sales of Products. Medivie-IL will pay Medivie-UK a royalty.

The arm's length standard requires related companies to conduct inter-company transactions as if they were unrelated. Grant Thornton searched for uncontrolled transactions similar to the transaction between Medivie-IL and Medivie-UK. The objective of this search was to identify comparable transactions giving rise to arm's length prices or levels of profitability that can be attributed to Medivie-IL and Medivie-UK in the transaction under review.

Selection of transfer pricing method

Comparable Uncontrolled Price Method ("CUP")

The application of the CUP method requires identification of a transaction between controlled and uncontrolled parties that is comparable in nature to the grant of license by Medivie-UK to Medivie-IL. The primary issue of concern in the CUP methodology is having uncontrolled transactions that are sufficiently similar in terms of geographic location, products, contractual terms, and other business conditions to the transaction under analysis. The circumstances surrounding that provision of rights, or the transactions must be so similar that reliable adjustments can be made to account for the effect on price of any differences between the transactions.

External CUP data exists for such IP licensing transactions. Grant Thornton Israel performed a search for comparable transactions between unrelated entities that have entered into similar IP licensing agreements.

The Israeli Transfer Pricing regulations prefer the CUP over all other methods when available. Since the Israeli Regulations show a preference to the CUP method, further analyses of other methods was not required and were rejected in favour of the CUP method. Therefore, the CUP method can be applied to determine the appropriate pricing for the grant of an IP license between Medivie-IL and Medivie-UK.

In order to identify potential similar IP licensing transactions, Grant Thornton performed a search using KtMine[3], to determine an appropriate royalty to be charged between Medivie-IL and Medivie-UK for the license agreement.

To identify the comparable IP licensing transactions/agreements, Grant Thornton performed a search including the following search steps;

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[3] KtMine is an interactive intellectual property database that provides direct access to royalty rates, actual license agreements and detailed agreement summaries.

Operator	#	Filter	Criteria
	1	Agreement Type	DISTRIBUTION, MANUFACTURING/PROCESS INTANGIBLE
			Edit Delete
AND	2	Exclusivity	EXCLUSIVE
			Edit Delete
AND	3	Industry	HEALTHCARE: PRODUCTS AND SUPPLIES
			Edit Delete
AND	4	Document Summary	MARKET" OR "SALE" OR "DISTRIBUTE" OR "SELL
			Edit Delete
AND	5	Document Summary	MANUFACTURE" OR "DEVELOP
			Edit Delete
AND	6	Royalty Rate	VARIABLE LICENSE NET SALES GREATER THAN 0%
			Edit Delete

The above search steps resulted in 186 potential comparable license agreements.

Grant Thornton reviewed the potential comparable IP licensing agreements and examined contractual comparability (further development, right to manufacture and sell), special relations between potentially comparable licensee and licensor (i.e. related or controlled parties), date of agreement, royalty base, any milestone payments and contractual terms that are comparable to the controlled transaction. Finally, Grant Thornton identified 12 comparable licensing transactions.

Economic Analysis Results

The results of the 12 comparable software licensing transactions identified through Grant Thornton's research to determine the appropriate arm's-length royalty range within which Medivie-IL and Medivie-UK should operate as a percentage of net sales is presented below;

No.	Synopsis	Licensor	Licensee	Value	Common Base
1	Grant the right to use and sublicense the Technology (all knowledge, know-how and/or technique or techniques related to the patents: "Compensation for Variability in Specific Binding in Quantitative Assays" and "Sensitive Immunochromatographic Assays") and any Improvements and to manufacture, distribute, and sell Products.	THE UNIVERSITY	RESPONSE OF BRITISH BIOMEDICAL COLUMBIA	2%	Net Sales
2	Grant the right to use the Mykrolis Licensed Patents to make, have made, use, sell or otherwise dispose of Products in the MIL Field of Use (means BIOPHARM including pharmaceutical/biotechnology and genetic engineering companies as well as manufacturers of cosmetics, medical devices, diagnostic products and clinical analytical products; LAB & LIFE SCIENCE RESEARCH including government, university and private research and testing analytical laboratories for protenomic, genomic, microbiological, environmental and other such areas; and FOOD & BEVERAGE including companies that manufacture or process foods and beverages including dairy products, beer, wine, juice and soft drink manufacturers and bottled water companies).	Mykrolis Corporation	Millipore Corporation	5%	Net Sales
3	Grant the right to develop, manufacture, use, sell, and otherwise practice the licensed patents (United States Patents 5,338,662 and 5,494,822, and Patent No. 4,745,759 and rights to the 510K FDA for Patent No. 4,745,759), licensed products (the LifeSustainer™ 1000, 2000, and 3000 devices, together with their associated components and subcomponents.), and intellectual property.	Bio-Preserve Corp.	Life Systems Medical Corporation	7%	Net Sales

4	Grant the right to utilize the Licensed Patent Rights (patents and patent applications, entitled "Hairy Cell Leukemia Biomarkers and Methods of Using Same") to develop, have developed, make, have made, use, have used, sell, offer for sale, have sold, import, have imported, export and have exported, Licensed Products in the Territory.	Columbia University	Trovagene, Inc.	0.5%	Net Sales
5	Grant the right to use the Patent Rights (patents entitled: "HELICAL PARTICLE FEED," "PINCH TUBE SHUT-OFF DEVICE," "SYSTEM FOR STORING & FEEDING ABRASIVE," "ABRASIVE JET MACHINING," "Air Abrasive Dental System," and "Servo Valve for Air Abrasive System") in manufacture, use and sale of Industrial Products for ultimate use in the dental field.	Texas Airsonics American	Texas Airsonics, Inc., L.P.	8%	Net Sales
6	1. Grant the right to develop, have developed, make, have made, use, manufacture, market, sell, have sold, offer to sell, commercialize, import, export, sublicense, sub-sublicense and distribute diagnostic testing equipment related Licensed Products and/or provide services.	YISSUM RESEARCH	BIOCANCELL DEVELOPMENT THERAPEUTICS	5%	Net Sales
7	Grant the right to manufacture, have manufactured, use, lease, sell and otherwise practice the Products and all know-how and any invention disclosed or claimed in any of the patents related to the Laryngoscope Dental Warning System and parts, and components.	Scott Dahlbeck,	CNS, Inc. M.D.	5%	Net Sales
				3%	Net Sales
8	Grant the right to make, use, sell and offer for sale the Licensed Technology (the inventions, developments, patent applications on the inventions and developments, and the patents issued based on the patent applications, know-how and technical information included in certain technology and know-how concerning and relating to the irradiation of products, materials and matter by tube X-Rays) in connection with the development, design, manufacture and use of Licensed Products.	Randol E. Kirk	Rad Source Technologies, Inc	5%	Net Sales
9	Grant the right to manufacture, produce, use, market, promote, transport, distribute and sell Retractable Syringes.	RE-TRACKP.	JR. ROWAN SMITH, USA, INC.	10%	Net Sales
10	Grant the right to manufacture, have manufactured, use and sell, together with the right to sublicense, products and methods related to the Retractable Syringe With a Closed Barrel.	Matthew S. Mazur	U.S. Medical Instruments, Inc.	6%	Net Sales
				3%	Net Sales
11	Grant the right to enter into a Royalty Agreement whereas GLOBAL INNOVATIVE SYSTEMS, INC. wishes to grant a Royalty to ENERGY MEDICINE DEVELOPMENTS INC. for the right to manufacture, use, distribute, market and sell the Medical Device known as "Enermed Therapy" and derivative or related products and any new products that may be developed by either ENERGY MEDICINE DEVELOPMENTS INC. or GLOBAL INNOVATIVE SYSTEMS, INC..	ENERGY MEDICINE	GLOBAL DEVELOPMENTS INNOVATIVE	7%	Net Sales
				5%	Net Sales
12	Grant the right to use the patent(s) to manufacture and sell the product(s) in the diagnostic and/or therapeutic fields.	UNIVERSITY RUBICON MEDICAL, LLC	CALIFORNIA OF SOUTHERN	3%	Net Sales

Maximum	10.00%
Upper Quartile	6.00%
Median	5.00%
Lower Quartile	3.50%
Minimum	0.5%

A royalty rate that falls within the arm's length range established above should be considered to meet the arm's length principle.

It should be noted that during the search that was performed two agreements were located that provide a royalty rate in cases where future Products are developed by the licensee and which incorporate the licensed IP. This could be indicative of arm's length royalty rate for future Migrainaide and ADHD Products that are currently being developed by Medivie-IL but which incorporate technology owed by Medivie-UK. The results of these two agreements are below;

AgreementID		Licensor	Licensee	Value	Common Base
54393	On all newly designed non-Cathlab products designed and manufactured by MRI using ABMI's patented balloon cardiovascular technology which are sold during the term of this Agreement, MRI shall pay to ABMI a royalty interest on the net receipts received from such sales by MRI as follows: Annual Net Receipts: 0 - $2,000,000; Royalty Percentage: 2.5%	American BioMed Inc.	Manufacturing and Research, Inc.		2.50% net receipts
54393	On all newly designed non-Cathlab products designed and manufactured by MRI using ABMI's patented balloon cardiovascular technology which are sold during the term of this Agreement, MRI shall pay to ABMI a royalty interest on the net receipts received from such sales by MRI as follows: Annual Net Receipts: $2,000,000 +; Royalty Percentage: 1.5%				1.50% net receipts
10072	of any disposable blade products which are manufactured by Licensee and which incorporate the Product into the blade.	Scott Dahlbeck,	M.D.CNS, Inc.		3% Net Sales

A royalty within the range of 1.5% - 3.0% established above for future developed Products by Medivie-IL incorporating IP of Medivie-UK should be considered to meet the arm's length process.

Economic Analysis –
Transaction B

In FY 2015, Medivie-UK is expected to provide administrative sales support services to Medivie-IL. These services are beneficial in nature. If the above services would not have been provided to Medivie-IL by Medivie-UK, Medivie-IL would have been required to hire a third party contractor for provision of such services.

The arm's length standard requires related companies to conduct inter-company transactions as if they were unrelated. Grant Thornton searched for uncontrolled transactions similar to the transaction between Medivie-UK and Medivie-IL. The objective of this search was to identify comparable transactions giving rise to arm's length prices or levels of profitability that can be attributed to Medivie-IL and Medivie-UK in the transaction under review.

In order to determine the appropriate return Medivie-UK should earn for the provision of administrative support services to Medivie-IL, Grant Thornton relied on the Comparable Profits Method ("CPM") also known as the Transactional Net Margin Method ("TNMM"). The application of the CPM involves establishing a range of profit level indicators ("PLI's") for selected comparable firms that provide comparable services. In this analysis, Grant Thornton applied the Mark-up on Total Costs ("MTC") (operating profit/total costs) as the PLI. Medivie-UK was chosen as the tested party for this transaction as it is the entity with the least complex functions and does not own valuable intangibles related to the provision of its services.

Selection of Comparable Independent Companies

The search process performed herein involved identifying companies engaged in similar activities to those performed by the tested party in the course of the inter-company transactions under review.

Grant Thornton's research methodology to identify comparable companies involved a number of steps that evaluated both qualitative and quantitative factors comprising the following:

- Identifying potentially comparable companies;
- Determining adequacy and viability of financial data;
- Examining development or ownership of intangible assets; and
- Establishing functional comparability.

The search process performed herein involved identifying companies located in Europe engaged in similar activities to those performed by the tested party in the course of the inter-company transaction under review. To determine what an appropriate level of profit should be for provision of the tested party services, Grant Thornton performed a search using Thomson Reuters One Source database[4] for comparable administrative providers (who provide invoicing services, back office services, secretarial services, payroll services, sales/business process support, customer support services and data processing entry services) similar to the nature of services that will be provided by Medivie-UK.

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[4] Thomas Reuters uses the following databases; Thomson Reuters Fundamentals, published September 2014.

Grant Thornton searched for companies in the following US SIC and NAICS 2012 codes:

US SIC

Equals	▼	7291 - Serv: Tax Return Preparation Services	▼	and	7291 - Serv: Tax Return Preparation Services
Equals	▼	7320 - Serv: Credit Reporting & Collection	▼	and	7320 - Serv: Credit Reporting & Collection
Equals	▼	7338 - Serv: Secretarial & Court Reporting	▼	and	7338 - Serv: Secretarial & Court Reporting
Between	▼	7374 - Serv: Data Processing & Preparation	▼	and	7375 - Serv: Information Retrieval Services
Equals	▼	7389 - Serv: Business Services, Not Elsewhere Classified	▼	and	7389 - Serv: Business Services, Not Elsewhere Classified

NAICS 2012

Equals	▼	518 - Data Processing, Hosting, and Related Services	▼	and	518 - Data Processing, Hosting, and Related Services
Equals	▼	52232 - Financial Transactions Processing, Reserve, and Clearingho	▼	and	52232 - Financial Transactions Processing, Reserve, and Clearingho
Between	▼	52391 - Miscellaneous Intermediation	▼	and	523910 - Miscellaneous Intermediation
Equals	▼	524292 - Third Party Administration of Insurance and Pension Fund	▼	and	524292 - Third Party Administration of Insurance and Pension Fund
Equals	▼	54121 - Accounting, Tax Preparation, Bookkeeping, and Payroll Ser	▼	and	54121 - Accounting, Tax Preparation, Bookkeeping, and Payroll Ser
Equals	▼	541214 - Payroll Services	▼	and	541214 - Payroll Services
Between	▼	561 - Administrative and Support Services	▼	and	561210 - Facilities Support Services
Between	▼	5614 - Business Support Services	▼	and	561421 - Telephone Answering Services
Between	▼	561492 - Court Reporting and Stenotype Services	▼	and	561492 - Court Reporting and Stenotype Services

Grant Thornton searched for Comparables that included the following key words in their business descriptions;

Business description contains: invoic*
Business description contains: "back office"
Business description contains: Admin*
Business description contains: secreatar*
Business description contains: billing
Business description contains: BPO
Business description contains: "sales support"
Business description contains: payroll
Business description contains: intermediary

The above steps produced a sample of 240 potentially comparable companies for further review.

Determine Adequacy of Financial Data

The next step in the search process eliminated inactive companies, companies with less than two consecutive years of positive operating profit, or companies that did not have sufficient financial data for purposes of this study. Companies with insufficient business descriptions were also eliminated. The sample companies' income statements in the databases were examined to ensure that they had three years of financial data from 2011 to 2013. This research step produced a sample of 176 potentially comparable companies for further review.

Establish Functional and Product Comparability

Grant Thornton reviewed the short business descriptions, websites and annual returns where available for the remaining 176 companies to establish whether the companies performed functions similar to those that Medivie-UK will perform. To identify comparable independent administrative support service providers, a search was conducted to identify companies fitting the following criteria:

- Perform services comparable to those of Medivie-UK;
- Do not own, use or develop non-routine intangible assets related to the transaction;
- Provide services in markets with demand conditions similar to those faced by the tested party;

The functional and risk evaluation increased the probability that the final set of comparable companies faced similar market and business risks and would produce reliable economic results consistent with those generated by independent comparable companies. After a review of their business descriptions, 167 companies were eliminated.

Grant Thornton then examined the remaining nine companies' profit and loss statements for further qualitative analysis, and this comprehensive examination rejected no companies, leaving a final set of nine comparable service providers.

Economic Analysis Results

Uncontrolled Companies Profitability Analysis

The results of the comparable companies identified through Grant Thornton's research determine the appropriate arm's-length profitability range within which Medivie-UK should operate.

Table 1 below presents the MTC ratios for the selected comparable companies during the 2011 to 2013 fiscal period;

Table 1 – Range of Arm's Length MTC's for FY's 2011-2013

Comparable Taxpayer	2013	2012	2011	Average
Atento SA	4.7%	5.9%	7.6%	6.1%
BARIATTI SRL	16.9%	13.8%	13.8%	14.8%
CENTRO AMMINISTRATIVO FARMACIE SRL	-2.1%	7.9%	5.9%	3.9%
GALLINA E ASSOCIATI SRL	5.4%	7.8%	1.4%	4.7%
H1 Communication AB	4.9%	5.2%	-5.7%	1.2%
INFORGEST FIN SRL	11.0%	9.1%	8.3%	9.4%
OPUSCAPITA AS	2.8%	-0.9%	1.2%	1.0%
SERVIZIMPRESA SRL	3.9%	4.7%	4.3%	4.3%
SHERRYTEL SOLUCIONES SL	2.7%	-0.6%	5.7%	2.2%
	2013	**2012**	**2011**	**Average**
Lower Quartile:	2.8%	4.7%	1.4%	2.2%
Median:	4.7%	5.9%	5.7%	4.3%
Upper Quartile:	5.4%	7.9%	7.6%	6.1%

As shown in Table 1, the three-year (FY11-13) weighted average unadjusted inter-quartile range of MTC's is between 2.2% and 6.1% with a median of 4.3%. A MTC rate that falls within the arm's length range established above should be considered to meet the arm's length principle.

Economic Analysis – Transaction C

The following is a description of the pricing methods considered and selected to evaluate the arm's length nature of the Line of Credit granted by Medivie-IL to Medivie-UK according to the Israeli Regulations. The benchmarking analysis conducted was used to evaluate the arm's length nature of the transfer pricing policy for the line of credit.

According to section 85A of Israel's Income Tax Ordinance (New Version) – 1961 (hereinafter – the **"Israeli Tax Ordinance"**) and the Income Tax Regulations (Determining Market Conditions) – 2006 (hereinafter – the **"Regulations"**) promulgated there under, an international transaction between related parties shall be reported at arm's length, according to market terms. For purposes of determining whether an international transaction is carried out at arm's length, an investigation of the market conditions shall be conducted, in which the international transaction should be compared to similar transactions of the party being examined, on the basis of methods defined under the Regulations. The income tax ordinance was amended in respect of the application of TP legislation on related party lending transactions. Following this amendment, the provisions of article 85A do not apply to certain lending transactions (with capital characteristics) that meet detailed criteria.

Selection of CUP transfer pricing method

The Comparable Uncontrolled Price (CUP) method compares the price charged for a service in a controlled transaction to the price charged for a service in a comparable uncontrolled transaction. In general, intercompany loans and advances must include a market rate of interest. An arm's length rate of interest is generally considered a rate of interest which was charged, or would have been charged, at the time the indebtedness arose, in independent transactions with or between unrelated parties under similar circumstances. All relevant factors should be considered, including the principal amount and duration of the loan, the security involved, the credit standing of the borrower, and the interest rate prevailing at the time the loan was granted. This is considered to be analogous to the CUP method, and since information regarding similar debt securities is readily available, we thus determined the CUP method to be the most reliable method to analyze the arm's length range of rates for the intercompany loans.

It should be noted that at the time of the granting of the line a credit, an overdraft facility was granted by NatWest Bank in the UK to Medivie-UK which results in a potential internal CUP.

It should be noted at this stage that an Altman-Z was performed but this did not yield reliable results because the Company is in a start-up status and it is difficult to derive a reliable credit rating equivalent.

Application of the CUP

Grant Thornton applied the internal CUP method to benchmark the interest rates on the intercompany loans. Grant Thornton used the overdraft facility provided by NatWest Bank as the basis for the analysis. The overdraft facility was signed September 2013 and an overdraft facility was granted with a limit of 125,000 GBP (similar to amount of Medivie-IL's line of credit granted to Medivie-UK) with a floating charge as follows;

- Up to the limit of 125,000 GBP – 2.37% plus base rate
- Over the limit of 125,000 GBP – 7.00% plus the base rate

The bank rate was 0.5% on September 2013.

Use of Bloomberg

The loans under analysis bear interest at a fixed rate whereas the overdraft facility is a floating rate. In addition the line of credit was granted in NIS and the overdraft was in GBP. In order to adjust for comparability, we used the swap manager function on Bloomberg to perform a swap analysis which converted the floating rate to a fixed yield NIS equivalent for three years maturity.

We used the same issue date and length to maturity as for the intercompany line of credit granted.

We performed the swap on both the 2.37% and 7% floating rate above prime rate to determine an arm's length range. The snapshots from Bloomberg below illustrate the results;

Conversion of 2.37% to calculate leg 1 (fixed rate)

A conversion from GBP 2.37% floating rate to fixed NIS rate resulted in **3.53**% fixed rate.

Conversion of 7.00% to calculate leg 1 (fixed rate)

A conversion from GBP 7.00% floating rate to fixed NIS rate resulted in **8.11**% fixed rate.

Results

The results from above indicate an arm's length rate of interest between 3.53% and 8.11%. We would consider targeting the mean result of 5.82% as an appropriate arm's length interest payment.

Conclusion

The information presented in this report relies on data received from Medivie management, and is based on Grant Thornton's understanding of the inter-company transactions between Medivie-IL and Medivie-UK.

Transaction A

The Comparable Uncontrolled Price (CUP) method was applied as the selected method to evaluate the arm's-length nature of royalty payments for Medivie-UK's grant of a license to Medivie-IL for the use of IP to produce, further develop and sell and market Products worldwide.

Grant Thornton performed a search for comparable transactions between unrelated entities that have entered into similar IP licensing agreements to Medivie-UK and Medivie-IL. The arm's length range of royalties as a percent of net sales is between 3.50% and 6.00% with a median of 5%. Grant Thornton recommends that for FY 2015, Medivie-IL should pay Medivie-UK a royalty rate that falls within this range based on net sales generated by Medivie-IL for the Laboraide Products, thus reflecting a reasonable application of the arm's length standard.

Regarding future development and production of products, Grant Thornton located two agreements that refer to use of existing technology in newly developed Products and the royalties as a percent of net sales is between 1.5% - 3.00% with a median of 2.25%. Grant Thornton recommends that for FY 2015, Medivie-IL should pay Medivie-UK a royalty rate that falls within this range based on net sales generated by Medivie-IL for future developed Products, thus reflecting a reasonable application of the arm's length standard.

Transaction B

The Comparable Profits Method (CPM) was applied as the selected method to evaluate the arm's-length nature of the future provision of administrative services by Medivie-UK to Medivie-IL. Medivie-UK was analyzed as the tested party with regard to the inter-company transaction, since it is the tested party with the least complex functions.

A PLI of MTC was selected as the most reliable method to evaluate the arm's length nature of the provision of administrative services from Medivie-UK to Medivie-IL.

The three-year (FY11-13) weighted average unadjusted inter-quartile range of MTC's is between 2.2% and 6.1% with a median of 4.3%. Grant Thornton recommends that for FY 2015 Medivie-UK achieve a MTC that falls within the inter-quartile range, reflecting a reasonable application of the arm's length standard.

Transaction C

The Comparable Uncontrolled Price Method (CUP) method was applied as the selected method to evaluate the arm's-length nature of interest payments for Medivie-IL's grant of a line of Credit to Medivie-UK.

Grant Thornton used an internal CUP that existed between NatWest Bank and Medivie-UK that was in place during the time of the grant of a line of credit.

After making an adjustment using the SWAP function in Bloomberg which converted the floating GBP interest to the fixed NIS equivalent, the result was a range of interest rates between 3.53% and 8.11%. Grant Thornton recommends that Medivie-IL should charge Medivie-UK an interest rate that is close to the mean rate of 5.82% fixed interest per annum, reflecting a reasonable application of the arm's length standard.

**************************

Grant Thornton recommends testing current operations at least every year to monitor inter-company charges and adjust them, as necessary. In addition, Medivie-UK and Medivie-IL should review the factual materials presented in this report to ensure that it fairly represents the true nature of inter-company functions and transfers, due to the importance of the functional and risk analysis to select an appropriate pricing method and select comparable companies.

> While this engagement is intended to assist the Company in planning and documenting its transfer pricing policy that will reduce the future risk of the application of a penalty resulting from a transfer pricing adjustment imposed by tax authorities, the work is not intended to provide assurance that the transfer pricing policies will withstand scrutiny by tax authorities. Furthermore, in the event of a transfer pricing adjustment by any tax authority, Grant Thornton cannot guarantee that penalties will not be assessed.

Sincerely yours,

/s/ Fahn Kanne & Co.
Fahn Kanne & Co.
Certified Public Accountants (Isr.)



**33**

AMENDMENT TO AGREEMENT BETWEEN MEDIVIE THERAPEUTICS LTD AND MEDIVIE UK.

This Amendment (the "**Amendment**") is made as of May 26th, 2016 ("Effective Date"), by and between Medivie therapeutics Ltd., a company incorporated and operating under the laws of the State of Israel and publicly traded in the Tel-Aviv Stock Exchange Ltd. ("**Medivie IL**") and Medivie UK LIMITED, a private company incorporated and operating under the laws of the United Kingdom and a subsidiary wholly owned by Medivie IL ("**Medivie UK**").

WHEREAS, Medivie IL and Medivie UK have entered into an agreement dated March 23, 2015, pursuant to which Medivie IL and Medivie UK provided to Medivie UK a credit line bearing interest (the "**Agreement**");

WHEREAS, Medivie IL and Medivie UK now desire to amend the term of the Agreement as more particularly set forth below.

NOW, THEREFORE, the Parties hereto, intending to be legally bound, hereby agree to the following amendment:

1. Section 5.1 is hereby amended by increasing the Credit Line (as defined in the Agreement) to US$1,000,000 and hereafter be read as follows:

   Medivie UK undertakes to pay Medivie IL, a 5.8% fixed interest per annum (the "**Interest**") for a credit line of up to US$1,000,000 provided by Medivie IL (the "**Credit Line**")

2. Except as provided in this Amendment, all terms used in this Amendment that are not otherwise defined shall have the respective meanings ascribed to such terms in the Agreement.

3. This Amendment embodies the entire agreement between Medivie IL and Medivie UK with respect to the amendment of the Agreement. In the event of any conflict or inconsistency between the provisions of the Agreement and this Amendment, the provisions of this Amendment shall control and govern.

4. Except as specifically modified and amended herein, all of the terms, provisions, requirements, and specifications contained in the Agreement remain in full force and effect. Except as otherwise expressly provided herein, the parties do not intend to, and the execution of this Amendment shall not, in any manner impair the Agreement, the purpose of this Amendment being simply to amend and ratify the Agreement, as hereby amended and ratified, and to confirm and carry forward the Agreement, as hereby amended, in full force and effect.

_____

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the Effective Date.

Medivie Therapeutics Ltd.		**Medivie UK LIMITED**	
By:	______________________	By:	______________________
Name:	______________________	Name:	______________________
Title:	______________________	Title:	______________________

Patent licence agreement

THIS AGREEMENT is made the 24th day of March 2014

BETWEEN:

(1) **OPRO INTERNATIONAL LIMITED** (the 'Licensor') (company number 03969219) whose registered office is at 21 Bedford Square, London, WC1B 3HH; and

(2) **OPRO MOTHER AND BABY LIMITED** (the 'Licensee') (company number 8189870) whose registered office is at 1 The Willows, Mark Road, Hemel Hempstead, Herts HP2 7BN.

BACKGROUND:

(1) The Licensor is the applicant for the Patent.

(2) The Licensor is willing to grant to the Licensee, and the Licensee is willing to accept, a licence under the Patents, in accordance with the provisions of this Agreement.

IT IS AGREED as follows:

1. **Definitions**

In this Agreement, the following words shall have the following meanings:

'**Affiliate**'	In relation to a Party, means any entity or person which controls, is controlled by, or is under common control with that Party. For the purposes of this definition, 'control' shall mean direct or indirect beneficial ownership of 50% (or, outside a Party's home territory, such lesser percentage as is the maximum, permitted level of foreign investment) or more of the share capital, stock or other participating interest carrying the right to vote or to distribution of profits of that entity or person, as the case may be.
'**Commencement Date**'	24th March 2014.
'**Field**'	All fields except where related directly or indirectly to sporting activities.
'**Licensed Products**'	Labour and pain reducing dental support devices that are manufactured, sold or otherwise supplied by the Licensee or its sub-licensee and which are within any Valid Claim of the Patents
'**Parties**'	The Licensor and the Licensee, and 'Party' shall mean either of them.
'**Patents**'	Any and all of the patents and patent applications referred to in Schedule 1, including any continuations, continuations in part, extension, reissues, divisions, and any patents, supplementary protection certificates and similar rights that are based on or derive priority from the foregoing.
'**Territory**'	The World
'**Valid Claim**'	A claim of a patent or patent application that has not expired or been held invalid or unenforceable by a court of competent jurisdiction in a final and non-appealable judgement.

2. **Grant of rights**

2.1 **Licences**

The Licensor hereby grants to the Licensee, subject to the provisions of this Agreement, a sole licence in the Field to use the Patents, with the right to sub-license, subject to clause 2.3 below, to develop, manufacture, have manufactured, use and sell Licensed Products but only in the Field in the Territory. Accordingly, the Licensor shall, during the term of this Agreement, be entitled to use the Patents itself in the Territory ~~in the Field~~ but shall not license third parties to develop, manufacture, have manufactured use and sell Licensed Products in the Field and the Territory. If the Licensor during the term of this Agreement generates any improvements to the technology contained in the claims of the Patents it shall license the same to the Licensee according to the terms of this Agreement. If the Licensee generates any such improvements:

- In the case of non-severable improvements (that is to say, improvements which cannot be used in any way without, but for a licence, infringing the Patents) the Licensee hereby assigns the same (by way of future assignment) to the Licensor with full title guarantee and free of all right title and interest and undertakes to do such things and execute such documents as the Licensor requires to perfect such transfer, provided however that the Licensor shall then license the same to the Licensee according to the terms of this Agreement; and

- In the case of severable improvements (that is to say, improvements which can be used in any way without, but for a licence, infringing the Patents) the Licensee hereby grants the Licensor a perpetual, irrevocable, fully paid-up unconditional, non-exclusive licence (with the right to assign and sub-license, including the right to grant further sub-licences in multiple, successive tiers) to use the same for any purpose whatsoever.

Both Parties shall promptly disclose improvements generated by them or on their behalf to the other Party to give effect to the above provisions.

2.2 **Formal licenses**

The Parties shall execute such formal licenses as may be necessary or appropriate for registration with Patent Offices and other relevant authorities in particular territories. In the event of any conflict in meaning between any such licence and the provisions of this Agreement, the provisions of this Agreement shall prevail wherever possible. Prior to the execution of the formal licence(s) (if any) referred to in clause 2.2, the Parties shall so far as possible have the same rights and obligations towards one another as if such licence(s) had been granted. The Parties shall use reasonable endeavours to ensure that, to the extent permitted by relevant authorities, this Agreement shall not form part of any public record.

2.3 **Sub-licensing**

The Licensee shall be entitled to grant sub-licences of its rights under this Agreement to any person, provided that:

2.3.1   the sub-licence shall terminate automatically on the termination of this Agreement for any reason; and

2.3.2   the Licensee shall be responsible for any breach of the sub-licence by the sub-licensee, as if the breach had been that of the Licensee under this Agreement, and the Licensee shall indemnify the Licensor against any loss, damages, costs, claims or expenses which are awarded against or suffered by the Licensor as a result of any such breach by the sub-licensee.

2.4 **No other licence**

It is acknowledged and agreed that no licence is granted by the Licensor to the Licensee other than the licence(s) expressly granted by the provisions of this clause 2. The foregoing notwithstanding, Licensee may use the services of third parties in order to take instructions exclusively from Licensee to file and prosecute national phase applications related to the Patent on behalf of and in the name of the Licensor. Without prejudice to the generality of the foregoing the Licensor reserves all rights under the Patents outside the Field.

2.5 **Quality**

The Licensee shall ensure that all of the Licensed Products marketed by it and its sub-licensees are of satisfactory quality and comply with all applicable laws and regulations in each part of the Territory, including without limitation in connection with clinical trials, CE marking and other approvals, standards and marketing authorisations under the regulations of the FDA, the EMEA, the MHRA and other equivalent bodies in the Territory.

2.6 **Responsibility for development of Licensed Products**

The Licensee shall be exclusively responsible for the technical and commercial development and manufacture of Licensed Products by it or on its behalf and for incorporating any modifications or developments thereto that may be necessary or desirable and for all Licensed Products sold or supplied by it or on its behalf, and accordingly the Licensee shall indemnify the Licensor in the terms of clause 5.2.

2.7 **Confidentiality obligations**

Each Party ('**Receiving Party**') undertakes:

2.7.1 to maintain as secret and confidential all know-how and other technical or commercial information of a confidential or sensitive nature obtained directly or indirectly from the other Party ('**Disclosing Party**') in the course of or in anticipation of this Agreement and to respect the Disclosing Party's rights therein,

2.7.2 to use the same exclusively for the purposes of this Agreement, and

2.7.3 to disclose the same only to those of its employees, contractors and sub-licensees pursuant to this Agreement (if any) to whom and to the extent that such disclosure is reasonably necessary for the purposes of this Agreement.

2.8 **Exceptions to obligations**

The provisions of clause 2.7 shall not apply to confidential and other information which the Receiving Party can demonstrate by reasonable, written evidence:

2.8.1 was, prior to its receipt by the Receiving Party from the Disclosing Party, in the possession of the Receiving Party and at its free disposal; or

2.8.2 is subsequently disclosed to the Receiving Party without any obligations of confidence by a third party who has not derived it directly or indirectly from the Disclosing Party; or

2.8.3 is or becomes generally available to the public through no act or default of the Receiving Party or its agents, employees, Affiliates or sub-licensees; or

2.8.4 the Receiving Party is required to disclose to the court of any competent jurisdiction, or to any government regulatory agency or financial authority, provided that the receiving party shall:

(a) inform the Disclosing Party as soon as is reasonably practicable and limit any such disclosure to what is absolutely necessary, and

2.9 **Disclosure to employees**

The Receiving Party shall procure that all of its employees, contractors and sub-licensees pursuant to this Agreement (if any) who have access to any of the Disclosing Party's information to which clause 2.7 applies, shall be made aware of and subject to these obligations and shall have entered into written undertakings of confidentiality at least as restrictive as clause 2.7.

3. **Payments**

3.1 **payment**

In consideration of being granted the licence hereunder the Licensor shall on or before the Commencement Date pay the Licensor the sum of ONE POUND (£1). The Licensor hereby acknowledges the sufficiency of this consideration.

4. **Intellectual property**

4.1 **Obtain and maintain the Patents**

The Licensee shall at its own cost and expense:

4.1.1   endeavour to obtain valid patents in the name of the Licensor pursuant to each of the patent applications listed in Schedule 1; and

4.1.2   pay all renewal fees in respect of the Patents as and when due in relevant parts of the Territory;

Provided that the Licensee shall keep the Licensor regularly informed by means of quarterly written updates of all its activities in this regard and their consequences. Furthermore, if the Licensee wishes to abandon any such application or not to maintain any such Patent (or to cease funding such application or Patent) it shall give 3 months' prior written notice to the Licensor and on the expiry of such notice period the Licensee shall cease to be licensed under the patent application or patent identified in the notice. If, within 30 days of any renewal date, the Licensee has not renewed the Patent in question and the Licensor has not received documentary evidence of such renewal by that deadline, the Licensor shall provide with a written notice for such failure to renew the Patents. If such written notice is not answered within 7 business days, Licensor may terminate this Agreement on immediate written notice.

4.2 **Infringement of the Patents**

4.2.1   Each Party shall inform the other Party promptly if it becomes aware of any infringement or potential infringement of any of the Patents in the Field, and the Parties shall consult with each other to decide the best way to respond to such infringement.

4.2.2   If within 14 business days from becoming aware of any infringement or potential infringement of any of the Patents the Parties fail to agree on a joint programme of action, including how the costs of any such action are to be borne and how any damages or other sums received from such action are to be distributed, then the Licensee shall be entitled to take action against the third party at its sole expense and it shall be entitled to all damages or other sums received from such action,. The Licensor shall agree to be joined in any suit to enforce such rights subject to being indemnified and secured in a reasonable manner as to any costs, damages, expenses or other liability and shall have the right to be separately represented by its own counsel at its own expense. If the alleged infringement is both within and outside the Field, the Parties shall also co-operate with the Licensor's other licensees (if any) in relation to any such action.

4.3 **Infringement of third party rights**

4.3.1   If any warning letter or other notice of infringement is received by a Party, or legal suit or other action is brought against a Party, alleging infringement of third party rights in the manufacture, use or sale of any Licensed Product or use of any Patents, that Party shall promptly provide full details to the other Party, and the Parties shall discuss the best way to respond.

4.3.2   The Licensee shall have the right but not the obligation to defend such suit and shall have the right to settle with such third party, provided that if any action or proposed settlement involves the making of any statement, express or implied, concerning the validity of any Patent, the consent of the Licensor must be obtained before taking such action or making such settlement.

5.   **Warranties and liability**

5.1 **Warranties**

5.1.1   Each of the Licensee and the Licensor acknowledges that, in entering into this Agreement, it does not do so in reliance on any representation, warranty or other provision except as expressly provided in this Agreement, and any conditions, warranties or other terms implied by statute or common law are excluded from this Agreement to the fullest extent permitted by law.

5.1.2   Without limiting the scope of clause 5.1.1, the Licensor does not give any warranty, representation or undertaking:

a) as to the efficacy or usefulness of the Patents or the Licensed Products; or

b) that any of the Patents is or will be valid or subsisting or (in the case of an application) will proceed to grant; or

c) that the use of any of the Patents, the manufacture, sale or use of the Licensed Products or the exercise of any of the rights granted under this Agreement will not infringe any other intellectual property or other rights of any other person; or

d) that any other information communicated by the Licensor to the Licensee under or in connection with this Agreement will produce Licensed Products of satisfactory quality or fit for the purpose for which the Licensee intended; or

e) as imposing any obligation on the Licensor to bring or prosecute actions or proceedings against third parties for infringement or to defend any action or proceedings for revocation of any of the Patents; or

f) as imposing any liability on the Licensor in the event that any third party supplies Licensed Products to customers located in the Territory.

5.2 **Indemnity**

The Licensee shall indemnify the Licensor against any loss, damages, costs or expenses which are awarded against or incurred by the Licensor as a result of any claim or threatened claim concerning the use by the Licensee or any of its sub-licensees of the Patents or otherwise in connection with the manufacture, use or sale of or any other dealing in any of the Licensed Products by the Licensee or its Affiliates or any of its sub-licensees.

5.3 **Liability**

Notwithstanding any other provision of this Agreement, neither Party shall be liable to the other Party to this Agreement in contract, tort, negligence, breach of statutory duty or otherwise for any loss, damage, costs or expenses of any nature whatsoever incurred or suffered by that other Party or its Affiliates of an indirect or consequential nature including without limitation any economic loss or other loss of turnover, profits, business or goodwill including without limitation loss of business, loss under current or future contracts, disaster recovery costs or administrative costs, even if that Party has been advised of the likelihood of any of the aforesaid occurring.

6. **Duration and termination**

6.1 **Commencement and termination by expiry**

This Agreement, and the licenses granted hereunder, shall come into effect on the Commencement Date and, unless terminated earlier in accordance with this clause 6, shall continue in force on a country by country basis until the date on which all the Patents have expired or been revoked without a right of further appeal and on such date this Agreement and the licenses granted hereunder shall terminate automatically by expiry.

6.2 **Early termination**

6.2.1 The Licensee may terminate this Agreement at any time on 60 days' notice in writing to the Licensor. The Licensor may terminate this Agreement under clause 4.1.

6.2.2 Without prejudice to any other right or remedy, upon occurrence of any of the following events, either Party may terminate this Agreement at any time by notice in writing to the other Party ("**Other Party**"), such notice to take effect as specified in the notice:

a) if the Other Party is in breach of this Agreement and, in the case of a breach capable of remedy within 90 days, the breach is not remedied within 90 days of the Other Party receiving notice specifying the breach and requiring its remedy; or

b) if the Other Party becomes insolvent, or if an order is made or a resolution is passed for the winding up of the Other Party (other than voluntarily for the purpose of solvent amalgamation or reconstruction), of if an administrator, administrative receiver or receiver is appointed in respect of the whole or any part of the Other Party's assets or business, or if the Other Party makes any composition with its creditors or takes or suffers any similar or analogous action in consequence of debt.

6.2.3 The Licensor may forthwith terminate this Agreement by giving written notice to the Licensee if the Licensee or its Affiliate or sub-licensee commences legal proceedings, or assists any third party to commence legal proceedings, to challenge the validity of any of the Patents.

6.3 **Consequences of termination**

6.3.1 Upon termination of this Agreement for any reason otherwise than in accordance with clauses 6.1 or 6.2:

a) the Licensee and its sub-licensees shall be entitled to sell, use or otherwise dispose of any unsold or unused stocks of the Licensed Products;

b) subject to clause 6.3.1(a) above, the Licensee shall no longer be licensed to use or otherwise exploit in any way, either directly or indirectly, the Patents, in so far and for as long as any of the Patents remains in force;

c) subject to clause 6.3.1(a) above, the Licensee shall consent to the cancellation of any formal licence granted to it, or of any registration of it in any register, in relation to any of the Patents; and

d) subject as provided in this clause 6.3.1, and except in respect of any accrued rights, neither Party shall be under any further obligation to the other.

7. **General**

7.1 **Force majeure**

Neither Party shall have any liability or be deemed to be in breach of this Agreement for any delays or failures in performance of this Agreement which result from circumstances beyond the reasonable control of that Party. The Party affected by such circumstances shall promptly notify the other Party in writing when such circumstances cause a delay or failure in performance and when they cease to do so.

7.2 **Amendment**

This Agreement may only be amended in writing signed by duly authorised representatives of the Licensor and Licensee.

7.3 **Assignment and third party rights**

7.3.1　The Licensor shall be absolutely free to assign, mortgage, charge or otherwise transfer, sub-license, delegate or subcontract any of the Patents or any of its rights or obligations under this Agreement, provided however that the party to which this Agreement is assigned to, shall undertake to be bound by and perform the obligations of the Licensor under this Agreement. Not derogating the terms and conditions set forth in section 2.3 above, the Licensee shall not assign, mortgage, charge or otherwise transfer any rights or obligations under this Agreement, nor any of its rights under the Patents, without the prior written consent of the Licensee.

7.4 **Waiver**

No failure or delay on the part of either Party to exercise any right or remedy under this Agreement shall be construed or operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy.

7.5 **Invalid clause**

If any provision or part of this Agreement is held to be invalid, amendments to this Agreement may be made by the addition or deletion of wording as appropriate to remove the invalid part or provision but otherwise retain the provision and the other provisions of this Agreement to the maximum extent permissible under applicable law.

7.6 **No agency**

Neither Party shall act or describe itself as the agent of the other, nor shall it make or represent that it has authority to make any commitments on the other's behalf.

7.7 **Interpretation**

In this Agreement:

7.7.1　the headings are used for convenience only and shall not affect its interpretation;

7.7.2　references to persons shall include incorporated and unincorporated persons; references to the singular include the plural and *vice versa*; and references to the masculine include the feminine;

7.7.3　references to clauses and Schedules mean clauses of, and schedules to, this Agreement; and

7.7.4　references to the grant of 'exclusive' rights shall mean that the Party granting the rights shall neither grant the same rights (in the same Field and Territory) to any other person and/or entity, nor exercise those rights directly or indirectly so long as this Agreement is in effect and to the extent that and for as long as the Licensed Products are within Valid Claims of unexpired Patents.

7.8 **Notices**

    7.8.1   Any notice to be given under this Agreement shall be in writing and shall be sent by first class mail or air mail, or by fax (confirmed by first class mail or air mail) to the address of the relevant Party set out at the head of this Agreement, or to the relevant fax number set out below, or such other address or fax number as that Party may from time to time notify to the other Party in accordance with this clause 9.8. The fax numbers of the Parties are as follows: Licensor +44 (0) 1442 430691; Licensee +972-9-97724686.

    7.8.2   Notices sent as above shall be deemed to have been received three working days after the day of posting, or on the next working day after transmission (in the case of fax messages, but only if a transmission report is generated by the sender's fax machine recording a message from the recipient's fax machine, confirming that the fax was sent to the number indicated above and confirming that all pages were successfully transmitted).

7.9 **Law and Jurisdiction**

The validity, construction and performance of this Agreement shall be governed by English law and shall be subject to the exclusive jurisdiction of the English courts to which the parties hereby submit, except that a Party may seek an interim injunction and enforce a judgment awarded it by the English courts in any court of competent jurisdiction.

7.10 **Further action**

Each Party agrees to execute, acknowledge and deliver such further instruments, and do all further similar acts, as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

7.11 **Announcements**

Neither Party shall make any press or other public announcement concerning any aspect of this Agreement, or make any use of the name of the other Party in connection with or in consequence of this Agreement, without the prior written consent of the other Party.

7.12 **Entire agreement**

This Agreement, including its Schedules, sets out the entire agreement between the Parties relating to its subject matter and supersedes all prior oral or written agreements, arrangements or understandings between them relating to such subject matter. The Parties acknowledge that they are not relying on any representation, agreement, term or condition which is not set out in this Agreement.

8. **Third Parties**

This Agreement does not create any right enforceable by any person who is not a party to it ('**Third Party**') under the Contracts (Rights of Third Parties) Act 1999, but this clause does not affect any right or remedy of a Third Party which exists or is available apart from that Act.

Schedule 1

The Patents

GB patent application GB1200157.4, titled "Oral apparatus for optimising user performance", filing date 6 January 2012.

PCT application number WO2013045892, titled "Oral apparatus for optimising user performance", filing date 17 September 2012.

AGREED by the Parties through their authorised signatories.

For and on behalf of

OPRO INTERNATIONAL LIMITED

_____

signed

_____

print name

_____

title

_____

date

For and on behalf of

OPRO MOTHER AND BABY LIMITED

_____

signed

_____

print name

_____

title

_____

date

Exhibit 6.1(b)(2)

Patents and Trademarks information

Patents

Country	Application No.	Title	Application Date	Status
Canada	2850116	Oral Apparatus for Optimizing user Performance	17 September, 2012	Pending
United States	14/347,250	Oral Apparatus for Optimizing user Performance	17 September, 2012	Pending

Trademarks

Country	Trade Mark	Number	Owner	Status
United States	Laboraide	86910732	LABORAIDE & Design in class 10	Published for oppositions
United States	Laboraide	4185114	LABORAIDE	Registered

Exhibit 6.2

Commercial Lease Agreement

This Commercial Lease Agreement ("Lease") is made and effective March 1, 2016 by and between Ben Rael-Brook ("Landlord") and Medivie USA INC ("Tenant").

Landlord is the owner of land and improvements commonly known and numbered as 11319 Maple Street, Los Alamitos, CA 90720 (Address)

Landlord desires to lease the Leased Premises to Tenant, and Tenant desires to lease the Leased Premises from Landlord for the term, at the rental and upon the covenants, conditions and provisions herein set forth.

THEREFORE, in consideration of the mutual promises herein, contained and other good and valuable consideration, it is agreed:

1. Term. Landlord hereby leases the Leased Premises to Tenant, and Tenant hereby leases the same from Landlord, for an "Initial Term" beginning March 1, 2016 and ending February 28, 2017. On March 1, 2016 Tenant shall have possession of the lease premises.

2. Rent. Tenant shall pay to Landlord a monthly rent during the initial term and during the renewal period lease of $ 1,800.00 per month which will be payed retroactively to the landlord after the REG A + capital raising is concluded.

3. Use. Notwithstanding the forgoing, Tenant shall not use the Leased Premises for the purposes of storing, manufacturing or selling any explosives, flammables or other inherently dangerous substance, chemical, thing or device.

4. Sublease and Assignment. Tenant shall not sublease all or any part of the Leased Premises, or assign this Lease in whole or in part without Landlord's effective written consent.

5. Utilities. Tenant shall pay all charges for sewer, gas, electricity, telephone and other services and utilities used by Tenant on the Leased Premises during the term of this Lease unless otherwise expressly agreed in writing by Landlord.

6. Entry. Landlord shall have the right to enter upon the Leased Premises at reasonable hours to inspect the same, provided Landlord shall not thereby unreasonably interfere with Tenant's business on the Leased Premises.

7. Leased Premises Rules. Tenant will comply with the rules of the Leased Premises adopted and altered by Landlord from time to time and will cause all of its agents, employees, invitees and visitors to do so; all changes to such rules will be sent by Landlord to Tenant in writing.

8. Landlord maintains right to evict tenant without cause.

IN WITNESS WHEREOF, the parties have executed this Lease on March 1, 2016.

Ben Rael-Brook:

Landlord

Medivie USA INC:

Tenant

Exhibit 6.3

MASTER PURCHASE ORDER AGREEMENT

This Master Purchase Order Agreement (this "Agreement") is made between Toys "R" Us – Delaware, Inc. ("Buyer") and <u>Medivie Therapeutic Ltd</u> ("Seller").

1. <u>ORDERS.</u>

   This Agreement shall apply to all purchases of products ("**Products**") by Buyer from Seller (or Products supplied by Seller to Buyer through distributors), including without limitation, for all purchases of Products made by Buyer through all forms of purchase orders ("**Orders**") whether issued through the electronic data interchange ("**EDI**"), on a drop ship basis or otherwise. This Agreement shall apply to any allowance agreements between Buyer and Seller now existing or entered into hereafter. No terms or conditions in any acceptance, acknowledgment, invoice, allowance agreement, Order or other document, or orally, which are in conflict with, different from, or in addition to this Agreement shall be binding upon Buyer unless agreed to in a writing signed by a duly authorized officer of Buyer. In the case of a conflict between any of the terms and conditions contained in this Agreement and any other terms and conditions in any other agreement or document related to or in connection with the Products, the terms and conditions in this Agreement shall control.

2. <u>REPRESENTATIONS & WARRANTIES</u>

   Seller hereby represents and warrants to Buyer, in addition to all warranties implied by any and all applicable laws and other legal obligations including, without limitation, local, state and federal laws, directives, rules, assessments, regulations, filing requirements, ordinances, statues, codes, judgments and civil or common law (collectively "**Laws**"), that the Products, together with all related packaging, labeling and other printed matter and all related advertisements furnished or authorized by Seller shall (a) be free from defects in design, workmanship or materials including, without limitation, such defects as could create a hazard to life or property; (b) be of first quality, free and clear of all liens, encumbrances, security interests, or adverse claims from original manufacturers, inventors, licensing agents, factors or any other entity; (c) be suitable for end use; (d) be manufactured, produced, packed for shipment, marked with the country of origin, and where required, registered, all in accordance with any Laws; (e) not infringe or encroach upon any party's personal, contractual or proprietary rights, including without limitation, patent, trademark, tradename, trade dress, service mark, copyright, right of privacy or trade secret rights; (f) conform to all specifications and other descriptions set forth on the packaging for such Products; (g) possess all performance qualities and characteristics stated in advertisements issued or authorized by Seller; (h) be in conformity with all applicable Laws; (i) be in conformity with all applicable industry voluntary standards; (j) be properly stamped, tagged, labeled, branded or marked with such information as may be required by any Law; (k) be manufactured, produced, packaged, labeled, tested, certified, imported, shipped, warehoused and stored in accordance with all applicable Laws and custom regulations and requirement; and (l) be manufactured, produced and packaged in accordance with all Laws regarding the screening, hiring and employment of all labor forces, including without limitation, without the use of child labor and with the use of persons whose employment is voluntary and not through the use of prison labor or corporal punishment (or other forms of mental or physical coercion) as a form of discipline for workers or employees.

3. **PRODUCT TESTING, SAFETY REQUIREMENTS & PRODUCT RECALLS**

Seller, at its sole cost and expense, shall perform, or cause to be performed, all tests on the Products required by the U.S. Consumer Product Safety Commission or any Federal, State or local government agency or authority having jurisdiction as well as any Law, applicable industry voluntary standard or Buyer requirements and shall keep for a period of not less than three (3) years certificates and/ or other sufficient documentation indicating that all applicable tests have been administered and passed. Such tests shall be conducted by laboratories acceptable to the agency or authority requiring the same and Buyer. Seller shall promptly make available, and at Buyer's request shall promptly furnish, to Buyer copies of all such certificates and/ or other sufficient documentation and shall permit Buyer or any person or persons authorized by Buyer to inspect and make copies of all records maintained by Seller in connection with such tests. Seller shall provide to Buyer a Material Safety Data Sheet as required by Law prior to the delivery of Products to Buyer. Upon written notice to Seller, Buyer can perform or have performed any acts necessary to satisfy the requirements of this Section at Seller's expense, which expense may be credited against any amounts owed by Buyer to Seller. In the event (i) Buyer has reasonable cause at any time to believe that any Products contain defects or hazards that could impair the fitness for purpose or durability of the Products to create a substantial risk of injury to any person or property or that the purchase, display or sale of Products by Buyer violates or will violate any law relating to the manufacture, sale, labeling, safety or transportation or Products, or (ii) Seller or a government entity initiates removal of Products from the stream of commerce (any of the foregoing a "**Recall**") without limiting any of Buyer's other remedies, Seller shall be responsible for all costs associated with any Recall, including without limitation Buyer's lost profits in connection therewith and Seller shall undertake all corrective actions in connection with the Recall including without limitation, timely notice to Buyer of any Recall, removal of the Products from Buyer's inventory and disposition of the recalled Products. Seller shall comply with Buyer's Standards for Partner Conduct.

4. INDEMINIFICATION

Seller agrees to defend, indemnify, and hold harmless Buyer, its affiliates, and their respective officers, directors, members, shareholders, employees, agents, representatives, assigns and successors (collectively the "**Buyer Indemnitees**") from, and on demand reimburse, the Buyer Indemnitees for any and all damages, losses and/or expenses (including Buyer Indemnitees' attorney's fees and their other costs of defense) incurred in connection with any and all suits, claims, demands or liabilities whatsoever: (1) arising out of or alleged to have arisen from a breach of any of the representations, warranties or obligations of Seller under this Agreement (including any related act or omission by Seller); (2) for death, illness, personal injury or property damage, both in law and equity, arising out of or resulting in any way from any actual or alleged defect in any Products; (3) for any act or omission, negligence or willful misconduct of the Seller, its agents, employees, or subcontractors relating to Buyer's purchase or sale of any of the Products; (4) for any actual or alleged breach of Seller's written warranty for the Products; (5) for any actual or alleged infringement of any patent, trademark, copyright, trade secret, trade dress or other intellectual property right of a third party in connection with the Products; (6) for the Products violating any Laws; or (7) pertaining to or in connection with the content of Seller's packaging, labeling, or advertising of the Products. In the event of a claim, lawsuit, demand or other matter covered by the Agreement, Buyer shall notify Seller in writing and provide Seller the opportunity to assume full responsibility for the defense and resolution of such claim, lawsuit, demand or matter, <u>provided however</u> that a) Seller, its agents, representative, attorneys or insurers shall not bind the Buyer Indemnitees in settlement without the Buyer Indemnitees' prior written consent, and b) the Buyer Indemnitees shall be permitted to participate in its own defense at its own expense. If Seller fails to take timely action to defend any such suit then Buyer or the Buyer Indemnitees can defend such suit at Seller's expense. This Section shall survive the expiration or earlier termination of this Agreement.

5. INSURANCE

Seller shall, without expense to Buyer, maintain in force for a period of at least two (2) years from the date of an Order, for the mutual benefit of itself, Buyer and Buyer Indemnitees, general liability insurance, including product liability/ completed operations insurance and contractual liability insurance coverage and shall be occurrence based in an amount of at least $2,000,000, $5,000,000 or $10,000,000 (see attached schedule for requirement based upon product category) providing for the investigation, defense, and satisfaction (by settlement or otherwise) at no cost to Buyer or Buyer Indemnitees, of any liability, claim, loss, cost, expense or fee asserted against or incurred by Buyer or Buyer Indemnitees. Insurance requirements may be met by a combination of primary and excess policies which at least follow form and coverage that "drops down" for exhausted underlying aggregate limits meeting the requirements of this section. All policies must indicate that such coverage is primary, non-contributory, and not excess any coverage of Buyer or Buyer Indemnitees; contain a waiver of subrogation in favor of Buyer where permitted by law; and provide that defense costs shall not apply against coverage limits. In the event that Seller's general liability insurance policy provides a Self-Insured Retention ("**SIR**") and/ or deductible in an amount equal to or greater than $10,000,000, Seller must submit notice of the SIR and/or deductible to Buyer and obtain Buyer's written approval thereof. Within sixty (60) days of the date of this Agreement, Seller shall cause the insurance company issuing such policy to issue a certificate of insurance ("**Certificate**") and all required endorsements to Buyer confirming that such policy or policies have been issued and are in full force and effect and provides coverage to Buyer and Buyer Indemnitees as an additional insured under a broad form vendor's endorsement, covered against Buyer's and Buyer Indemnitees' shared and/ or sole fault to the fullest extent permitted by law, as required by this Paragraph, and also confirming that before any cancellation, modification, or reduction in coverage of such policy, the insurance company shall give Buyer ten (10) days prior written notice of such proposed cancellation, modification or reduction. Seller is also required to provide or cause to be provided a new Certificate upon each renewal of required coverage. Buyer is not required to honor any outstanding obligations or pay any amounts to Seller unless and until the Certificate is received and approved by Buyer. The policy shall be placed with an insurance company authorized to do business in the state where this Order is applicable. All insurers shall have a Best's rating of at least AX. Receipt by Buyer of Certificates which do not conform to the requirements in this Agreement, shall not relieve Seller of the obligation to provide insurance conforming to the requirements contained herein. The liability insurance limits shall in no way be construed as a limitation of Buyer's or Buyer Indemnitees' right of indemnity hereunder nor shall it in any way limit Seller's obligations under this Agreement. Seller shall, without expense to Buyer, maintain in force Worker's Compensation Insurance as required by applicable state laws, statutory Disability Insurance and Employer's Liability Insurance with limits of at least $500,000.

6. **ADVERTISING:**

Seller hereby grants Buyer a non-exclusive License to use any trademark, trade name, service mark or copyright which appears on the Products and all related packaging, labeling and other printed matter supplied by Seller to advertise and to promote the Products in connection with Buyer's retail operation. Nothing herein shall be deemed or interpreted to transfer any other rights or ownership in such materials from Seller to Buyer and Buyer's use of the foregoing trademarks, trade names and service marks shall be limited to displaying the marks as they appear on the Products or in the form provided by the Seller, it being understood that any other uses shall be subject to Seller's prior approval and usage requirements.

7. **TITLE & RISK OF LOSS.**

In the event that the Products are shipped to Buyer as F.O.B. destination point (i.e., freight prepaid), title to Products, as well as risk of loss, shall remain with Seller until the Products are received by Buyer. In the event that the Products are shipped to Buyer F.O.B. shipping point (i.e., collect), title to Products, as well as risk of loss, shall transfer to Buyer when Buyer (or its agent, including without limitation its carrier) takes possession of the Products. Notwithstanding the foregoing, title and risk of loss with regard to drop ship Products shall be transferred in accordance with Buyer's Drop Ship Vendor Operational Manual.

8. **TERM & TERMINATION.**

The term of this Agreement shall commence on the date hereof and shall continue for one (1) year thereafter. Thereafter, the term shall automatically renew for additional one (1) year periods. This Agreement may be terminated at any time by either party by giving thirty (30) days prior written notice to the other party; provided, however, that the terms and conditions of this Agreement shall survive with regard to any Order for Products issued by Buyer (and with regard to any Products received by Buyer) prior to the termination date.

9. **PAYMENT, CANCELLATION, DISPOSAL OF PRODUCTS & TAXES**

(a) Except as otherwise set forth below in this paragraph, invoices for Orders shall be dated the later of (i) the date of Seller's invoice or (ii) the date of receipt of Products at Buyer's receiving location, in accordance with the terms of the Order. Net bills shall be paid according to the terms of the Order. If Orders are subject to anticipation for prepayment then such Orders shall be computed from the date of Buyer's receipt of the Products. Buyer's obligations to make payments to Seller pursuant to the Order shall be subject to any markdown, return or damaged goods allowance, advertising allowance agreed to by Buyer and Seller in writing.

(b) Buyer reserves the right to withhold any payments (or portions thereof) due to Seller or its affiliates without penalty or forfeiture that Buyer disputes in good faith, whether under this Agreement or otherwise, until such dispute between Buyer and Seller is settled. Any claims for defective Products, shortages, returns, damages, or any other claim of setoff asserted by Buyer as result of Seller's failure to comply with the terms and conditions of this Agreement or arising from any other claims by Buyer against Seller or its affiliates will be charged back to Seller or the amount thereof deducted from payments to be made to Seller or its affiliates or will be promptly refunded to Buyer by Seller, in Buyer's discretion. Any Products delivered or shipped in violation of Buyer's requirements, the terms and conditions of this Agreement or the Order will be subject to deviation charges, handling charges and other reasonable costs, which will be charged back to the Seller.

(c) Buyer may cancel an Order, or any part thereof, by notice to Seller if Seller fails to comply with the terms and conditions of this Agreement. Furthermore, Buyer may cancel an Order if Seller becomes insolvent or makes a general assignment for the benefit of creditors or files or has filed against it a petition of bankruptcy or for reorganization, or pursues any other remedy under any other law relating to the relief from debtors or in the event a receiver is appointed for Seller's property or business. In addition, Buyer may cancel an Order in whole or in part at any time, for its sole convenience, upon thirty (30) days prior notice to Seller. In such event, Buyer shall pay to Seller the amounts due for Products shipped in accordance herewith prior to the Order cancellation date. In the event of cancellation of any Order for any reason, Seller shall, prior to disposing of the Products, remove all of Buyer's proprietary marks (including trademarks, logos and names) and identifying tickets, labeling and packaging. Under no circumstances shall Seller sell or otherwise transfer any Products bearing or otherwise depicting or using any of Buyer's trademarks, logos, trade names, copyrights patents or other intellectual property rights to any third party without Buyer's prior written consent which may be withheld in its sole and absolute discretion.

(d) Buyer shall have the right to sell or otherwise dispose of Products by any means, including without limitation, reselling, liquidating, salvaging or recycling the Products.

(e) The Products are being purchased by Buyer for resale. Buyer acknowledges that it holds valid resale numbers in all states where Buyer is licensed to do business (excluding states not recognizing sales for resale as sales tax exempt). Seller shall furnish Buyer, when required by law, to the attention of Buyer's Tax Department, the appropriate exemption certificate which shall be completed by Buyer and returned to Seller. Buyer's "Blanket Resale Certificate" may be substituted by Buyer, if permitted by Law.

10. CONFIDENTIALITY:

During the Term hereof and at all times thereafter, each party (the "**Receiving Party**") shall keep confidential and shall not use except in the performance of the transactions contemplated by this Agreement, any proprietary, technical or other business information of the other party (the "**Disclosing Party**") including, without limitation, disclosure of the fact the Buyer has ordered Products; disclosure to any third party of any designs, specifications, trademarks, intellectual property tools provided by or on behalf of Buyer to Seller; any of the terms associated with this Agreement; pricing information an any financial data; as well as other confidential and proprietary information related to patents, copyrights, trademarks, trade secrets, technological developments or other proprietary materials; all of which a party has obtained or may obtain during the Term of this Agreement, (collectively, the "**Confidential Information**"). The Receiving Party shall, at all times both during the term of this Agreement and thereafter, keep all such Confidential Information in confidence and trust. The Receiving Party shall not use such Confidential Information other than as expressly permitted herein or by the Disclosing Party's approval. The Receiving Party agrees to return to the Disclosing Party any written, printed or other materials embodying such Confidential Information and/ or materials, including all copies or excerpts thereof, given to or acquired by the Receiving Party in connection with this Agreement. The Receiving Party shall not directly or indirectly disclose to the public or to any nonessential person and/ or entity any of the terms of this Agreement without the Receiving Party's prior approval, unless otherwise required to do so by any Law; provided, however, that the Receiving Party will provide the Disclosing Party with prompt notice of any such requirement so that the Disclosing Party may seek an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information. It is understood that the following shall not constitute Confidential Information and shall not be subject to the provisions of this agreement: (i) any information which is or becomes generally available to the public through no fault of the Receiving Party; (ii) any information which is or becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party or its representatives, provided that such source is not known to us to be bound by a confidentiality agreement with the Receiving Party; or (iii) any information that is independently developed by the Receiving Party without reliance on the Confidential Information. Each party acknowledges and agrees that damages at law will be an insufficient remedy to the other party in the event that any of the covenants contained in this Section are violated. Accordingly, in addition to any other remedies or rights that may be available to the Disclosing Party, the Disclosing Party shall also be entitled, upon application to a court of competent jurisdiction, to obtain injunctive relief to enforce the provisions of Section 10, and in any proceeding in which the Disclosing Party attempts to specifically enforce any or all such covenants, each party hereby waives the defense that an adequate remedy at law exists. This Section shall survive the expiration or earlier termination of this Agreement.

11. **CONSTRUCTION:**

The parties agree that each party has reviewed this Agreement and has had an opportunity to seek the advice of counsel and that the normal rules of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments hereto.

12. **GOVERNING LAW.**

This Agreement shall be governed by and construed in accordance with the laws of the state of New Jersey, without giving effect to the principles of choice or conflicts of laws thereof. The parties consent to the exclusive jurisdiction of the state court located in Passaic County, New Jersey or the federal court located in Newark, New Jersey, waive any objection thereto on the basis of personal jurisdiction or venue, and irrevocably and unconditionally waive any right such party may have to a trial by jury covering any litigation directly or indirectly arising out of or relating to this Agreement. Neither this Agreement nor any of the rights hereunder may be transferred or assigned by either party hereto without the prior written consent of the other party.

13. **MODIFICATIONS, WAIVERS, AMENDMENTS & NOTICES.**

No modification, amendment or waiver of any of the provisions contained in this Agreement shall be binding unless made in writing and signed by both parties. The failure or delay by either party to enforce any of said party's rights under this Agreement shall not be construed as a continuing waiver of such rights. Any notice required or which may be given hereunder shall be in writing and sent by either overnight mail or certified mail to the other party. A copy of any notices to the Buyer shall also be sent to the attention of the Buyer's General Counsel.

14. **ENTIRE AGREEMENT.**

This Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements, representation, warranties and understandings, written or oral, with respect thereto.

IN WITNESS WHEREOF, this Agreement is made effective as of the date first written below.

Toys "R" Us – Delaware, Inc.   _____

By: _____   By: _____

Name (print): _____   Name (print): _____

Title: _____   Title: _____

Date: _____   Date: _____

Address: One Geoffrey Way, Wayne, NJ 07470   Address: _____

Insurance Requirements Schedule

Seller must meet the highest requirement for the assortment of products being sold. General Liability Insurance will be written on an occurrence form and name Toys "R" Us-Delaware, Inc. as an additional insured on the policy or policies, and provide the endorsement with the

Certificate of Insurance.

Vendor Insurance Requirement $2,000,000:

Magazines; Stationary; Puzzles; Games; Storage Bins; Wrapping Paper/ Gift Bags/Bows; Greeting Cards; Kids Room Décor (clocks/wall hangings/posters/calendars); Souvenir Novelty; Books; Party Plates/Balloons/Candles/Favors; Card Collectibles/Trading Cards; Reusable Bags; Holiday Stockings/Baskets; Diaper Bags/Accessories

Vendor Insurance Requirement $5,000,000:

Infant/Preschool Toys; Video Game/Accessories/Movies; Bikes; Balls/Gloves/Nets/Racquets/Bats; All Apparel; Core Toys; Electronics; Car Seat Accessories; Jewelry/Watches/Accessories; Food/Candy; Musical Instruments; Batteries (9V/AAA/AA/C/D); Dress Up/Role Play/Costumes; Plush; Skates/Skateboards; Science; Diapers/Wipes/Formula/Baby Food; Lamps; Kids Furniture (Excluding Mattresses)/Table & Chair Sets/Desks; Infant Bottles/Feeding/Toddler Feeding; Potties/Step Stools/Gates/Diaper Pails; Pacifiers/Teethers; Bibs/Bath Towels/Changing Pads & Covers; Infant Bedding/Bumpers/Pillows; Hampers; Breast Pumps/Accessories; Nursing Pillows; Water Toys/Pool Accessories (Non-Flotation); Arts/Crafts/Molding Clay; Housewares & Appliances; HBA; Helmets/Protective Gear; Remote Control Toys

Vendor Insurance Requirement $10,000,000:

Battery Operated Ride Ons; Outdoor Environmental Playsets (Swing Sets); Trampolines; Motorized Scooters; Inflatable Slides; Inflatable Ball Pits; Tents/Tunnels; Climbers; Flotation Devices; Pools; Water Slides; Sleds/Snow Boards/Inflatables; Grill/Fire Pits; Cribs/Dressers/other Infant Furniture/Changing Tables; Gliders/Ottomans; Mattresses; Tall Shelving/Storage Units; Infant Positioners; Baby Seats; Baby Gear (Strollers/Jogging Strollers/ Car Seats); Monitors; Hi Chairs; Bassinets/Co-Sleepers; Infant Swings; Travel Yards; Baby Walkers/Entertainers/Bouncers/Jumpers; Infant Carriers/Slings/Moses Baskets; Bath Tubs

Exhibit 6.4



Icahn School of Medicine at Mount Sinai
One Gustave L. Levy Place
New York, New York 10029

Purchase Order # **SM7509228**



SM7509228

PURCHASER NAME **TARA Y JEFFERSON**	PHONE # **(212) 241-5681**	BOX # **1171**	DEPARTMENT NAME **843 - Obs/Gyn**

VENDOR NAME **MEDIVIE USA INC** VENDOR ADDRESS **11319 MAPLE STREET** **LOS ALAMITOS CA 90720**	ULTIMATE DESTINATION **5 E. 98th St 2nd floor F 256** DELIVER TO **TARA Y JEFFERSON** **Mt. Sinai School of Medicine** **101st Street Between Madison and 5th Ave** **New York, NY 10029**
VENDOR CONTACT **SHELLY AGASSI** **+44 (0) 8708 200 096**	CODING CLASSIFICATION **02441520-4660**
FUND RESTRICTION	

DATE OF ORDER **Oct 20, 2016**	QUOTATION DATE	F.O.B. **Destination**	SHIP VIA	TERMS **Net 30 Days**

Ordered Quantity	Unit of Purchase	Vendor's Catalog Number	Item Description	Net Unit Price	Total Net Price
150.0	**EACH**	**LAB**	**LABORAIDE DEVICE**	**12.00**	**1,800.00**

SUBTOTAL	**1,800.00**
SHIPPING CHARGES	**0.00**
TOTAL ORDER	**1,800.00**

Notes:

DENTAL SUPPORT DEVICE-SEE ATTACHED

Send Invoices to: Accounts Payable, 1 Gustave L. Levy Place, Box 1662, New York NY 10029; Tel (212) 731-3093
REQ: **RQ7440031** PO: **SM7509228**   PURCHASER: **TARA Y JEFFERSON**   PHONE: **(212) 241-5681**   Page 1 of 2



Icahn School of Medicine at Mount Sinai
One Gustave L. Levy Place
New York, New York 10029

Purchase Order # **SM7509228**



SM7509228

Signer name	Date
TARA Y JEFFERSON	**Oct 13, 2016**
Signer name	Date
ANDRES LICARI	**Oct 18, 2016**
Signer name	Date
RUBY HERNANDEZ	**Oct 18, 2016**
Signer name	Date
MICHAEL J DEMARTIS	**Oct 19, 2016**
Signer name	Date
ROBIN M OSTERLUND	**Oct 20, 2016**

Exhibit 6.5

REVENUE SHARE & SHAREHOLDER ENDORSMENT AGREEMENT

This Revenue Share and Shareholder Endorsement Agreement (the "Agreement") is entered into as of September 14, 2016, made by and between Medivie USA Inc (herein referred to as the "Company"), and Jenelle Evans (or through her LLC to be incorporated as designated thereafter) and individual reality T.V celebrity of the MTV show Teen Mom II with a SS# 207-72-5406, residing at 7300 Bright Leaf Road, Wilmington, NC, (herein referred to as "Endorser" or "Evans").

WITNESSETH:

It is understood between the parties that Company is the owner of a certain product called the laboraide described here by the patent Number provided hereto in Schedule A, and the related intellectual property associated with such product, FDA approved facilitating the birth process as a mouth piece, (the "Laboraide") and that Medivie USA, Inc is an exclusive perpetual licensee for all America and Canada and has the rights to the intellectual property and product lines form Medivie U.K its majority shareholder as listed on Schedule A, attached hereto (the "Brand");

It is agreed that the Company desires to grant to Endorser a monthly fee of $500 for 12 months starting from the date of this agreement and going through the current pregnancy, and ownership through common stock of the Company for a value of $250,000 (as per Reg. A+ Offering) shares of common stock and a revenue shares for a designated coupon barcode in exchange for specific agreed upon endorsements as described herein, and must use the product "laboraide" directly by Ms. Evans in consideration for representing the product, in addition Ms. Evans commit to use the mouth piece Laboraide through her birth process, and will be allowing for the filming of the birth exclusive rights with the usage of the Laboraide and its validation as long as not conflicted with preexisting agreements.

Therefore, in consideration of the Agreements, covenants, promises and conditions contained herein, and in consideration of the monies and other consideration exchanged between the parties, the parties hereto agree as follows:

1.   Grant of Shares, Monthly Payment and a Revenue Share. Company hereby grants to Endorser, (i) 50,000 shares of common stock equal to $250,000 USD, pursuant to the Reg. A+ offering for services by Ms. Evans as a spoke person for its Laboraide and its Brand; (ii) a monthly payment of $500 for 12 months starting after the execution of this agreement and payable the 1st of the preceding month, monthly with a 15 days grace period, and (iii) a revenue shares for a certain promotional discount barcode for the Endorsers' fans and followers to purchase the Laboraide at a minimum 10% discount such discount must be always 10% less than any other discount provided to other reseller or by other reseller on the Laboraide Medivie USA ecommerce site. (the "Grant").

2.   <u>Consideration</u>. In Consideration for the Grant of the Brand, Endorser shall provide the following services in a pre-agreed upon manner:

        (i)   The Endorser must (ii) Advertise once a week about the Laboraide on social medias in a subtle manner approved by the Company and sometimes designed by the Company in synchronization with the Endorser; (iii) use the Laboraide for its current birth and additional births if additional may occur within the next 4 years; (iv) showcase the box and product in all its various appearance as reasonably as possible and permissible; (v) promote the use of the Laboraide mouth piece at its best; (vi) learn about the benefits of the products and its medical advantages including reduction of the risk of surgical intervention such as a C-section, or the use of a vacuum machine, in order to get the baby out of the birth canal safely.; and (vi) act as a spoke person for the Laboraide for the next 3 years starting from the date of this agreement as well as potentially appear upon reasonable notice on various T.V network or ads and articles about the benefits of Laboraide with all transportation and accommodation paid by the Company (vii) appear on QVC/HSN* or similar networks promoting the product and specifically Laboraide; and (viii) allow for the rights for the film of the current birth for advertisement purposes while using the Laboraide and (ix) access and use your best efforts to obtain airtime for the Laboraide on various shows and medical shows included, and finally, (x) agree to be acting in a Medivie USA Laboraide commercial or promotional video for the product.
(*Jenelle Evans shall be entitled for any QVC/HSN or alike originated sales to a 5% of the gross profit through those channel worldwide.)

3.   <u>Revenue Shares for Barcode.</u> Upon execution of this Agreement, Company shall grant Jenelle Evans or its designee a 5**%** of the gross profit (gross profits means, after all expenses including marketing costs but before taxes) of every piece sold through its discounted account by any fan or users of the allocated Barcode but never less than $1 dollar of the sales price for any Laboraide from the date of this Agreement in the U.S. in perpetuity. It also represents that within 15 days following the end of each calendar quarter, Endorser will receive written statement from the Company showing the business transacted from the use of the allocated Barcode and its sales during the period reported, and simultaneously remit the amount due to Endorser for such period. Ms. Evans and/or her authorized representative shall have the right to audit the records of Company relating to the use of the Barcode and the gross sales of the product at the allocated discount for sales conducted online.

4.   <u>Company Representation:</u> The Company makes representations and warrants, and expressly claims all rights behind the patents the trademarks and the Company has obtained and shall maintain all regulatory rights to the products, specifically the Laboraide. The Company represents that it will enforce all its rights and preserve its exclusivity on the North American Territories, against online or retail sales of its products

5.   <u>Representation</u>: BOTH PARTIES (Endorser and the Company) AGREE and REPRESENT THAT THEY USED OR HAD THE OPPORTUNITY TO USE THEIR OWN SEPARATE COUNSEL FOR THE EXCUTION OF THIS AGREEMENT and waive all conflicts of law or in terms that may occur for the third party intervention of the law firm of JS Barkats, PLLC and its affiliates assistance in this matter as an interested party.

6.   <u>Assignability.</u> Endorser may not sell, transfer, convey or assign its interest in this Agreement without the prior written consent of the Company.

7.   Amendments. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon either party unless in writing and signed by both parties. Any deals related to other territories not specified in the current Agreement shall be discussed and negotiated separately.

8.   Waiver. Waiver of any provision herein shall not be deemed a waiver of any other provision herein, nor shall waiver of any breach of this Agreement be construed as a continuing waiver of other breaches of the same or other provisions of this Agreement.

9.   Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of New York without reference to conflict of laws principles. The Endorser and Company agree that any dispute, claim, or litigation arising out of or relating in any way to this Agreement shall be subject to the exclusive jurisdiction of the United States District Court for Southern District or Eastern District of the State of New York or the Supreme Court of the State of New York located in New York County, Queens County or Kings County. Each party hereby irrevocably waives, to the fullest extent permitted by law, (a) any objection that it may now or hereafter have to laying venue of any suit, action or proceeding brought in such court, (b) any claim that any suit, action or proceeding brought in such court has been brought in an inconvenient forum, and (c) any defense that it may now or hereafter have based on lack of personal jurisdiction in such forum.

10.   Notices. All notices from Company to Endorser required or permitted by any provision of this Agreement shall be directed to Endorser as follows:

Jenelle Evans Address: 7300 Bright Leaf Rd; Wilmington; NC 28411

All notices from Endorser to Company required or permitted by any provision of this Agreement shall be directed to Company as follows:

Medivie USA: 1319 Maple Street; Los Alamitos; California 90720.

All notices to be given hereunder by Company or Endorser shall be written either hand delivered, or sent by registered certified or express U.S. mail, or by telecopier addressed to the party to be notified at the address or telecopy number, as applicable, set forth above. Either party may, at any time, notify the other party in writing of a substitute address or telecopy number for that set forth above, and thereafter notices shall be directed to such substitute address or telecopy number. Notice given as aforesaid shall be sufficient service thereof and shall be deemed given as of the date received as evidenced by the return receipt of the registered or certified mail, the express mail delivery receipt or the telecopy confirmation, as the case may be.

11.   Other Rights. Nothing contained in this Agreement shall be construed as conferring by implication, estoppel, or otherwise upon either party any license or other right except the rights expressly granted hereunder to that party.

IN WITNESS WHEREOF, the parties have caused this Licensing and Royalty Agreement to be executed as of the date first above written.

ENDORSER   **MEDIVIE USA, INC**

_____   _____
Jenelle Evans   Joshua Rurka
SS#   President

Witness By: _____   SS#: _____

SCHEDULE A
The Brand

1. Trademark
2. All related intellectual property associated with Laboraide including, but not limited to:

Exhibit 8.1

ESCROW AGREEMENT

WITNESSETH:

This ESCROW AGREEMENT (this "**Agreement**") made as of the January 20, 2017, by and between MEDIVIE USA Inc. (the "**Issuer**") whose address and other information appear on the Information Sheet (as defined herein) attached to this Agreement, and VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598 (the "**Escrow Agent**").

WHEREAS, the Issuer proposes to sell up to $10,000,000 (the "**Offering Amount**") of the Issuer's shares of common stock (the "**Securities**") to investors (the subscribers of the Securities pursuant to this offering are hereinafter referred to as "**Investors**"), in an offering pursuant to Regulation A on a "best efforts basis" (the "**Offering**") with multiple crowdfunding platforms (the "**Platforms**");

WHEREAS, the Issuer proposes to establish an escrow account (the "**Escrow Account**"), to which subscription monies which are received by the Escrow Agent from the platforms in connection with such private offering are to be credited, and the Escrow Agent is willing to establish the Escrow Account on the terms and subject to the conditions hereinafter set forth; and

WHEREAS, the Escrow Agent has agreed to establish a special bank account at Citibank, N.A. (the "**Bank**") into which the subscription monies, which are received by the Escrow Agent from Issuer and credited to the Escrow Account, are to be deposited.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto hereby agree as follows:

1.   Information Sheet. Each capitalized term not otherwise defined in this Agreement shall have the meaning set forth for such term on the information sheet which is attached to this Agreement as Exhibit A and is incorporated by reference herein and made a part hereof (the "**Information Sheet**").

2.   Establishment of the Bank Account.

2.1   The Escrow Agent shall establish a non-interest-bearing bank account at the branch of Bank selected by the Escrow Agent, and bearing the designation set forth on the Information Sheet (heretofore defined as the "**Bank Account**"). The purpose of the Bank Account is for (a) the deposit of all subscription monies (checks or wire transfers) which are received by the Platforms from prospective purchasers of the Securities and are delivered by the Platform to the Escrow Agent, (b) the holding of amounts of subscription monies which are collected through the banking system and (c) the disbursement of collected funds, all as described herein.

2.2   On or before the date of the initial deposit in the Bank Account pursuant to this Agreement, the Issuer shall notify the Escrow Agent in writing of the date of the commencement of the Offering (the "**Effective Date**"), and the Escrow Agent shall not be required to accept any amounts for credit to the Escrow Account or for deposit in the Bank Account prior to its receipt of such notification.

2.3   The "**Offering Period**," which shall be deemed to commence on the Effective Date, shall consist of the number of calendar days or business days set forth on the Information Sheet. The Offering Period shall be extended at the Issuer's discretion (an "**Extension Period**") only if the Escrow Agent shall have received written notice thereof prior to the expiration of the Offering Period. The Extension Period, which shall be deemed to commence on the next calendar day following the expiration of the Offering Period, shall consist of the number of calendar days or business days set forth on the Information Sheet. The last day of the Offering Period, or the last day of the Extension Period (if the Escrow Agent has received written notice thereof as herein above provided), is referred to herein as the "**Termination Date**". Except as provided in Section 4.3 hereof, after the Termination Date, the Platforms shall not deposit, and the Escrow Agent shall not accept, any additional amounts representing payments by prospective purchasers.

3.   Deposits to the Bank Account.

3.1   The Platforms shall promptly deliver to the Escrow Agent all monies which it receives from prospective purchasers of the Securities, which monies shall be in the form of checks or wire transfers, provided however that "Cashiers" checks and "Money Orders" must be in amounts greater than $10,000; Cashiers checks or Money Orders in amounts less than $10,000 shall be rejected by the Escrow Agent. Upon the Escrow Agent's receipt of such monies, they shall be credited to the Escrow Account. All checks delivered to the Escrow Agent shall be made payable to "Medivie USA Inc." Any check payable other than to the Escrow Agent as required hereby shall be returned to the prospective purchaser, or if the Escrow Agent has insufficient information to do so, then to the Platforms (together with any Subscription Information, as defined below or other documents delivered therewith) by noon of the next business day following receipt of such check by the Escrow Agent, and such check shall be deemed not to have been delivered to the Escrow Agent pursuant to the terms of this Agreement.

3.2   Promptly after receiving subscription monies as described in Section 3.1, the Escrow Agent shall deposit the same into the Bank Account. Amounts of monies so deposited are hereinafter referred to as "**Escrow Amounts**". The Escrow Agent shall cause the Bank to process all Escrow Amounts for collection through the banking system. Upon request of the Escrow Agent the Issuer shall provide in writing the name and address of the prospective purchaser, the amount of Securities subscribed for by such purchase, and the aggregate dollar amount of such subscription (collectively, the "**Subscription Information**").

3.3   If the foregoing Subscription Information is not provided the Escrow Agent shall not be required to accept for credit to the Escrow Account or for deposit into the Bank Account checks or wire transfers representing payments by prospective purchasers until the Escrow Agent has received in writing the Subscription Information required with respect to such payments.

3.4   The Escrow Agent shall not be required to accept in the Escrow Account any amounts representing payments by prospective purchasers, whether by check or wire, except during the Escrow Agent's regular business hours.

3.5   Only those Escrow Amounts, which have been deposited in the Bank Account and which have cleared the banking system and have been collected by the Escrow Agent, are herein referred to as the "**Fund**."

3.6   If the Offering is terminated before the Termination Date, the Escrow Agent shall refund any portion of the Fund prior to disbursement of the Fund in accordance with Article 4 hereof upon instructions in writing signed by the Issuer.

4.   <u>Disbursement from the Bank Account</u>.

4.1   The Escrow Agent shall promptly disburse the Fund, by drawing checks or by making a transfer by wire on the Bank Account in accordance with the instructions annexed hereto as <u>Exhibit B</u> to besigned by the Issuer.

4.2   Upon disbursement of the Fund pursuant to the terms of this Article 4, the Escrow Agent shall be relieved of further obligations and released from all liability under this Agreement. It is expressly agreed and understood that in no event shall the aggregate amount of payments made by the Escrow Agent exceed the amount of the Fund.

5.   <u>Rights, Duties and Responsibilities of Escrow Agent</u>. It is understood and agreed that the duties of the Escrow Agent are purely ministerial in nature, and that:

5.1   The Escrow Agent shall notify the Issuer, on a daily basis, of the Escrow Amounts which have been deposited in the Bank Account and of the amounts, constituting the Fund, which have cleared the banking system and have been collected by the Escrow Agent.

5.2   The Escrow Agent shall not be responsible for the performance by the Issuer of its respective obligations under this Agreement.

5.3   The Escrow Agent shall not be required to accept from the Platforms any Subscription Information pertaining to prospective purchasers unless such Subscription Information is accompanied by checks or wire transfers meeting the requirements of Section 3.1, nor shall the Escrow Agent be required to keep records of any information with respect to payments deposited by the Platforms except as to the amount of such payments; however, the Escrow Agent shall notify the Issuer within a reasonable time of any discrepancy between the amount set forth in any Subscription Information and the amount delivered to the Escrow Agent therewith. Such amount need not be accepted for deposit in the Escrow Account until such discrepancy has been resolved.

5.4   The Escrow Agent shall be under no duty or responsibility to enforce collection of any check delivered to it hereunder. The Escrow Agent, within a reasonable time, shall return to the Platforms any check received which is dishonored, together with the Subscription Information, if any, which accompanied such check.

5.5   If the Escrow Agent is uncertain as to its duties or rights hereunder or shall receive instructions with respect to the Bank Account, the Escrow Amounts or the Fund which, in its sole determination, are in conflict either with other instructions received by it or with any provision of this Agreement, it shall be entitled to hold the Escrow Amounts, the Fund, or a portion thereof, in the Bank Account pending the resolution of such uncertainty to the Escrow Agent's sole satisfaction, by final judgment of a court or courts of competent jurisdiction or otherwise.

5.6   The Escrow Agent shall not be liable for any action taken or omitted hereunder, or for the misconduct of any employee, agent or attorney appointed by it, except in the case of willful misconduct or gross negligence. The Escrow Agent shall be entitled to consult with counsel of its own choosing and shall not be liable for any action taken, suffered or omitted by it in accordance with the advice of such counsel.

5.7   The Escrow Agent shall have no responsibility at any time to ascertain whether or not any security interest exists in the Escrow Amounts, the Fund or any part thereof or to file any financing statement under the Uniform Commercial Code with respect to the Fund or any part thereof.

6.   <u>Amendment; Resignation or Removal of Escrow Agent</u>. This Agreement may be altered or amended only with the written consent of the Issuer and the Escrow Agent. The Escrow Agent may resign and be discharged from its duties hereunder at any time by giving written notice of such resignation to the Issuer specifying a date when such resignation shall take effect and upon delivery of the Fund to the successor escrow agent designated by the Issuer in writing. Such successor Escrow Agent shall become the Escrow Agent hereunder upon the resignation date specified in such notice. If the Company fails to designate a successor Escrow Agent within thirty (30) days after such notice, then the resigning Escrow Agent shall promptly refund the amount in the Fund to each prospective purchaser, without interest thereon or deduction. The Escrow Agent shall continue to serve until its successor accepts the escrow and receives the Fund. The Company shall have the right at any time to remove the Escrow Agent and substitute a new escrow agent by giving notice thereof to the Escrow Agent then acting. Upon its resignation and delivery of the Fund as set forth in this Section 6, the Escrow Agent shall be discharged of and from any and all further obligations arising in connection with the escrow contemplated by this Agreement. Without limiting the provisions of Section 8 hereof, the resigning Escrow Agent shall be entitled to be reimbursed by the Issuer for any expenses incurred in connection with its resignation, transfer of the Fund to a successor escrow agent or distribution of the Fund pursuant to this Section 6.

7.   <u>Representations and Warranties</u>. The Issuer hereby represents and warrants to the Escrow Agent that:

7.1   No party other than the parties hereto, Thunder Crowd Capital, LLC and the prospective purchasers have, or shall have, any lien, claim or security interest in the Escrow Amounts or the Fund or any part thereof.

7.2   No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Amounts or the Fund or any part thereof.

7.3   The Subscription Information submitted with each deposit shall, at the time of submission and at the time of the disbursement of the Fund, be deemed a representation and warranty that such deposit represents a bona fide payment by the purchaser described therein for the amount of Securities set forth in such Subscription Information.

7.4   All of the information contained in the Information Sheet is, as of the date hereof, and will be, at the time of any disbursement of the Fund, true and correct.

7.5   The Issuer has retained a third party to implement and establish reasonable controls and perform required due diligence to comply with "Know Your Customer" regulations, USA Patriot Act, Office of Foreign Asset Control (OFAC) regulations and the Bank Secrecy Act.

8.   <u>Fees and Expenses</u>. The Escrow Agent shall be entitled to the Escrow Agent Fees set forth on the Information Sheet, payable as and when stated therein. In addition, the Issuer agrees to reimburse the Escrow Agent for any reasonable expenses incurred in connection with this Agreement, including, but not limited to, reasonable counsel fees.

9.   <u>Indemnification and Contribution</u>.

9.1   The Issuer (the "**Indemnitor**") agrees to indemnify the Escrow Agent and its officers, directors, employees, agents and shareholders (collectively referred to as the "**Indemnitees**") against, and hold them harmless of and from, any and all loss, liability, cost, damage and expense, including without limitation, reasonable counsel fees, which the Indemnitees may suffer or incur by reason of any action, claim or proceeding brought against the Indemnitees arising out of or relating in any way to this Agreement or any transaction to which this Agreement relates, unless such action, claim or proceeding is the result of the willful misconduct or gross negligence of the Indemnitees.

9.2   If the indemnification provided for in Section 9.1 is applicable, but for any reason is held to be unavailable, the Indemnitor shall contribute such amounts as are just and equitable to pay, or to reimburse the Indemnitees for, the aggregate of any and all losses, liabilities, costs, damages and expenses, including counsel fees, actually incurred by the Indemnitees as a result of or in connection with, and any amount paid in settlement of, any action, claim or proceeding arising out of or relating in any way to any actions or omissions of the Indemnitor.

9.3   The provisions of this Article 9 shall survive any termination of this Agreement, whether by disbursement of the Fund, resignation of the Escrow Agent or otherwise.

10.   <u>Termination of Agreement</u>. This Agreement shall terminate on the final disposition of the Fund pursuant to Section 4, provided that the rights of the Escrow Agent and the obligations of the other parties hereto under Section 9 shall survive the termination hereof and the resignation or removal of the Escrow Agent.

11.   <u>Governing Law and Assignment</u>. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without regard to the conflicts of laws principles thereof, and shall be binding, upon the parties hereto and their respective successors and assigns; <u>provided</u>, <u>however</u>, that any assignment or transfer by any party of its rights under this Agreement or with respect to the Escrow Amounts or the Fund shall be void as against the Escrow Agent unless (a) written notice thereof shall be given to the Escrow Agent; and (b) the Escrow Agent shall have consented in writing to such assignment or transfer.

12.   <u>Notices</u>. All notices required to be given in connection with this Agreement shall be sent by registered or certified mail, return receipt requested, or by hand delivery with receipt acknowledged, or by the Express Mail service offered by the United States Postal Service, and addressed, if to the Issuer, at its respective address set forth on the Information Sheet, and if to the Escrow Agent, at its address set forth above, to the attention of the Trust Department.

13.   <u>Severability</u>. If any provision of this Agreement or the application thereof to any person or circumstance shall be determined to be invalid or unenforceable, the remaining provisions of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid or unenforceable shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

14.   <u>Execution in Several Counterparts</u>. This Agreement may be executed in several counterparts or by separate instruments and by facsimile transmission, and all of such counterparts and instruments shall constitute one agreement, binding on all of the parties hereto.

15.   <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings (written or oral) of the parties in connection therewith.

_____

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

VSTOCK TRANSFER, LLC

By: _____

Name: Ben Rael-Brook
Title: CEO

MEDIVIE USA INC.

By: _____

Name:
Title:

EXHIBIT A

ESCROW AGREEMENT INFORMATION SHEET

1.   <u>The Issuer</u>
       Name: Medivie USA Inc.
       Address: 11319 Maple Street, Los Alamitos, CA 90720
       Telephone: 97 (252) 233-4525

2.   <u>Platform</u>
       Name: crowdfondue
       Address: 18 E. 41st Street, 14th Floor, NY NY 10017
       Telephone:646.502.7001/646.607.5544

       <u>Platform</u>
       Name:
       Address:
       Telephone:

3.   <u>The Securities</u>
       Description of the Securities to be offered common stock which Maximum offering of 2,000,000 Common shares of which 600,000 shares will be sold by the existing shareholders plus up to 160,000 shares for placement agent=total of 1,560,000 common shares – for more details please refer to the reg A+ offering.

4.   <u>Plan of Distribution of the Securities</u>
       Initial Offering Period: 1 year from the reg A+ qualification.
       Extension Period, if any:

5.   <u>Title of Escrow Account</u>
       "Medivie USA Inc."

6.   <u>Escrow Agent Fees and Charges</u>
       $2,500 payable at the initial closing of the Offering. In addition, the Escrow Agent shall be paid a fee of $500.00 for each additional closing. Should the Escrow Agent continue for more than one year, the Escrow Agent shall receive a fee of $200.00 per month, payable in advance or the first business day of the month.

       Additional distribution charges:
       $10.00 per check
       $25.00 per wire
       $25.00 per check returned (bounced) check
       $50.00 lost check replacement fee

EXHIBIT B

DISBURSEMENT INSTRUCTIONS

**ESCROW DIRECTION INSTRUCTIONS**

**MEDIVIE USA INC.**

Date: January 20, 2017

VSTOCK TRANSFER, LLC
18 Lafayette Place
Woodmere, New York 11598

Ladies and Gentlemen:

Reference is made to that certain Escrow Agreement (the "Escrow Agreement") dated as of January 20, 2017 by and between **MEDIVIE USA INC.** (the "Company"), and **VStock Transfer, LLC** (the "Escrow Agent"). The Company has established an escrow account (the "Escrow Account") for receipt of the proceeds related to the sale of shares of the Company's common stock under an ongoing Regulation A+ offering (the "Offering"). The Escrow Account is maintained by the Escrow Agent at Citibank, N.A.

The Company is providing this letter to you, the Escrow Agent, in connection with a financing transaction between the Company and Thunder Crowd Capital, LLC ("TCC"). This letter is being delivered to you as a condition of such financing transaction, and is irrevocable.

You are hereby ***irrevocably*** authorized, directed and instructed to disburse to TCC all funds received in the Escrow Account (net of any fees and costs you are entitled to deduct under the terms of the Escrow Agreement) promptly after such time or times that the Escrow Account has a balance of $100,000 or more, or at such other time as TCC may request, until TCC has received disbursements totaling $250,000 and thereafter one-third of all funds received in the Escrow Account (the balance may be disbursed at the Company's direction) until TCC is in receipt of an additional $125,000 (for an aggregate of $375,000). Such disbursements shall be made to TCC by wire transfer in accordance with the wire instructions set forth as ***Exhibit "A"*** hereto. In addition, you are hereby authorized, directed and instructed to provide information and updates on the Escrow Account (including, without limitation, deposits and disbursements) as reasonably requested by TCC.

TCC's ability to receive disbursements from the Escrow Account in a timely manner is a material obligation of the Company. Your firm is hereby irrevocably authorized, directed and instructed to disburse all funds received in the Escrow Account in accordance with this letter ***without any further action or confirmation by the Company or anyone else***. You hereby agree to the forgoing, and agree to comply with such authorization, direction and instruction without any further action or confirmation by the Company.

Each of the Company and TCC understands that the Escrow Agent shall not be required to disburse any funds from the Escrow Account if such disbursement would be prohibited or stopped pursuant to a court order.

The Company shall indemnify you and your officers, directors, principals, partners, agents and representatives, and hold each of them harmless from and against any and all loss, liability, damage, claim or expense (including the reasonable fees and disbursements of its attorneys) incurred by or asserted against you or any of them arising out of or in connection the instructions set forth herein, the performance of your duties hereunder and otherwise in respect hereof, including the costs and expenses of defending yourself or themselves against any claim or liability hereunder, except that the Company shall not be liable hereunder as to matters in respect of which it is determined that you have acted with gross negligence or in bad faith. You shall have no liability to the Company in respect to any action taken or any failure to act in respect of this if such action was taken or omitted to be taken in good faith, and you shall be entitled to rely in this regard on the advice of counsel.

TCC is intended to be and is a third party beneficiary hereof, and no amendment or modification to the instructions set forth herein may be made without the consent of TCC.

Please execute this letter in the space indicated to acknowledge your agreement to act in accordance with these instructions.

Very truly yours,

MEDIVIE USA INC.

By:
Name: Benjamin Rael-Brook
Title: CEO

ACKNOWLEDGED AND AGREED:

VStock Transfer, LLC

By: _____

Name: _____

Title: _____

_____

Exhibit 11.1



Fahn Kanne & Co.
Head Office
32 Hamasger Street
Tel-Aviv 6721118, ISRAEL
PO Box 36172, 6136101

T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated January 23, 2017, with respect to the financial statements of Medivie USA Inc., contained in the Offering Statement on Form 1-A. We consent to the use of the aforementioned report in the Offering Statement on Form 1-A.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL
Tel Aviv, Israel
January 23, 2017

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd.

Exhibit 11.2

<u>Medivie USA Inc</u>

<u>Company Valuation</u>

Performed by Avner Gafni

Barzily Economic & Business Consulting (2008) Ltd.

June 2016



Barzily Economic & Business Consulting (2008) Ltd

Contents

 **Barzily Economic & Business Consulting (2008) Ltd**

Executive Summary

Medivie USA is Medivie's group exclusive distributor in North America (USA and Canada). The group specializes in oral non-drug medical solutions, including operative interventions, pain-relief and more, based on its unique technology. Medivie's first product, LaborAide, is already in the commercial phase, with an initial agreement reached with a major chain in the US.

Application of common valuation models, using parameters and assumptions detailed in the document, produces an estimated company value of $ 121.4 M.

/s/Avner Gafni

Avner Gafni

Barzily Economic & Business Consulting (2008) Ltd.

 **Barzily Economic & Business Consulting (2008) Ltd**

Preface

We, Barzily Economic and Business Consulting (2008) Ltd ("the consulting firm"), have been commissioned by Medivie USA Inc ("the company" or "Medivie USA"), a company incorporated under the laws of the State of Nevada, to perform a company valuation. The valuation is required for the company's stock offering under regulations A+/D.

It should be noted that this paper provides an economic analysis based on available data and assumptions; it does not constitute a recommendation to purchase the offered stock, nor a basis for accounting treatment. Economic methodology is however based on common methodology and on generally accepted accounting procedures.

We were notified that the valuation may be presented to the authorities and to potential investors and we have given our consent for such a presentation.

We hereby declare that apart from being hired to perform this valuation and other valuations prepared for related parties in the past, the consulting firm is unrelated to the company and its shareholders, nor does it have any interest in their business and assets. Fees for this valuation are unrelated to the value reached and were paid in full prior to our signature.

Professional Background

Barzily Economic & Business Consulting (2008) Ltd. Is a consulting firm jointly owned by Barzily & Co. and by Avner Gafni, CEO. The firm has vast experience in the valuation field; valuations and financial analysis were conducted in many companies, ranging from start-ups to multinational corporations. The firm's projects' portfolio contains many dozens of valuations of technology and Biomed companies, including IP valuations performed for the Office of the Chief Scientist of Israel. The firm also performed numerous valuations and other economic projects for public companies traded in the Tel Aviv Stock Exchange.

 **Barzily Economic & Business Consulting (2008) Ltd**

Avner Gafni, the undersigned who conducted the valuation, is an experienced economist who specializes in valuation and economic analysis, with top management background (including with public companies):

- Since 8/2015: Active chairman of KYT / Adi watches

- 2009-2015 – chairman of the board, Avrot industries, an industrial public company

- 2012-2014 – CEO of Kalia Biotech

- 1998-2005 – CFO (part of the time also VP marketing) of Pazgas, Israel's leading gas company

- 1992-1998 – VP of Telsys, a public electronic components supplier

- 1988-1992 – CFO of Avrot industries

The economic analysis was conducted with the participation of Hadar Gafni, an experienced analyst currently attaining a Master of Economic Research from UAB in Barcelona, Spain.

 **Barzily Economic & Business Consulting (2008) Ltd**

The information used for the Valuation

The valuation is based on our expertise, general knowledge and experience and on specific information, assumptions and forecasts supplied by the company. The findings of this valuation depend on the above information being complete and accurate; we have not tested this information for accuracy, and we assume no responsibility with respect to the accuracy of the information and forecasts provided by the company.

The information submitted includes:

- Company presentation for investors, dated Feb. 2016

- Business plan for the period 2016-2020

- A scientific study published in the Journal of Maternal-Fetal & Neonatal Medicine, 2015

- Licensing agreement with Medivie UK

- Investment agreement with Medivie UK

- Master purchase order agreement with Toys R Us / Babies R Us

- Articles of incorporation, Nevada, Feb. 2016

- Board resolutions concerning issuance and public offering of stock

6

 **Barzily Economic & Business Consulting (2008) Ltd**

<u>Company overview</u>

Medivie USA was incorporated in Nevada, U.S., in February 2016. The company is a subsidiary of Medivie UK, owned by Medivie Ltd ("MDVI.TA"), a public company registered in Israel. MDVI.TA was incorporated in 2012 as a result of a collaboration between the OPRO Group, the world's leading manufacturers of personally customized dental shields and Capital International Group, a leading Private Equity company (MDVI.TA, Medivie UK and the company are jointly referred to as "group").

The group specializes in innovative oral device solutions for operative interventions, pain-relief and more. Since its inception, app. $ 5 M were invested in MDVI.TA and Medivie UK; these sums were used mainly for R&D activity, patents and trademarks' registration, clinical studies and marketing.

Medivie USA was established to handle all of the group's commercial activity in North America (US and Canada), including:

- Distribution

- Sales and marketing

- Customer & Inventory management

- National Shipping

The Technology

The group specializes in oral non-drug medical solutions, including operative interventions, pain-relief and more. The main applications for the technology are:



- Birth - Currently in the marketing stage: LaborAide is an oral device in the form of a pleasant cushion, which is placed between the woman's lower and upper jaw during birth, allowing the relaxation of the jaw, neck and head muscles through the flow of oxygen to the muscles, decreasing the risk of urgent operative intervention and easing the pain.

- Breast Feeding _ Medivie is currently testing an application – FeedAide - which will help reduce feeding mothers' contraction pains.

- Migraines - Future development: Medivie is working on the development of a unique oral device – MigrainAide - based on the existing company's IP which allows the relaxation of the head muscles prevents the contraction of jaw muscles and increases the flow of blood to the brain for preventing and easing migraines.

Clinical studies provide proof to the technology's efficiency: In 2014, Belinson Hospital, one of Israel's largest hospitals, conducted a clinical study, examining the impact of using LaborAide during the second stage of labor (known as the pushing stage). The maximal length of the second stage is 3 hours, after which the necessity of obstetrical intervention arises. The study demonstrated a major decrease in the need for obstetrical intervention in the second stage of labor:

- Reduction in the surpassing of the maximal 3 hours' limit: reduction in the rate of women surpassing the limit of 3 hours pushing stage from 24.5% to 8.6%, which leads to less likelihood to maternal and neonatal morbidities.

- Reduction of Cesarean Section: reduction in the rate of emergency cesarean sections from 6.4% to 1.2% as a result of the baby getting stuck in the birth canal.



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- Reduction of Vacuum Deliveries: reduction in the rate of operative vaginal delivery (Vacuum) from 28.2% to 12.3%

LaborAide has been registered as a medical device with the health authorities in Israel, the EU, the US (FDA Class 1) and Canada.

Material Agreements

The company presented us with three material agreements:

- License agreement (unsigned draft) – The company has been granted an exclusive licence to sell the group's products in the US, in exchange to royalties of 2% of the company's net sales.

- Investment agreement (unsigned draft)– obligation of Medivie UK to purchase the company's shares (sums and quantities are yet to be specified).

- Master purchase order agreement (signed by MDVI.TA) – establishing buyer-seller relationship between the parties.

<u>**Valuation Methodology**</u>

The methodology used for valuations is determined by several factors:

- The entity evaluated – company, business unit, asset etc.

- The purpose of the valuation – investment, buyout, accounting requirements etc.


- Specific attributes of the entity – asset-based, operations-based, R&D-based etc.

- The entity's position in its life-cycle – a start-up, initial sales, fully active, a going concern, pre-liquidation etc.

The common methods for company valuation are as follows:

1. Liquidation price - using existing shareholders adjusted equity.

2. Market price - using price set in recent transactions.

3. Comparable market value - using the adjusted market value of similar companies (usually using revenues, EBITDA or net profit multiplier).

4. Asset value – summing up net fair value of assets and obligations.

5. Activity value - estimating the company's economic value, using traditional economic methods, such as FDCF.

6. Unit based value – applying common unit value to a known quantity, such as number of subscribers, yearly quantity of material sold etc.

The company was established only recently and it has no material assets. Furthermore, intangible assets such as IP belong to other members of the group. Therefore, methods 1, 2 and 4 are of no relevance; method 6 is not used in medical devices' companies.

The company's value is derived from the results of its commercial activity – meaning company value equals enterprise (activity) value. The common method for measuring the fair value of an activity is FDCF – estimation of the discounted net cash flow the activities are expected to generate. Therefore, FDCF was selected as the method of choice, with net profit multiplier serving as a comparative indication.

 **Barzily Economic & Business Consulting (2008) Ltd**

Application of the FDCF Method

FDCF (Free Discounted Cash Flow) is a method summing up future cash flow, discounted to represent present value:

$$DCF = \frac{CF_1}{(1+r)^1} + \frac{CF_2}{(1+r)^2} + \cdots + \frac{CF_n}{(1+r)^n}$$

DCF requires computing or assuming the following parameters:

- Forecasted cash flow – based on the following parameters:

    o Cash flow from operations

    o Capital expenditure

    o Working capital requirements

    o Tax

- Period (specific number of years or infinite period)

- Discount rate

- Long-term growth rate

Hereinafter is a detailed analysis of all required parameters:

 **Barzily Economic & Business Consulting (2008) Ltd**

Market Analysis and Sales' Forecast

According to the licence agreement, the company can sell the products only in the US and Canada. TAM (total available market) for LaborAide is therefore the number of yearly births in the US and Canada – app. 4.3 million. This is also the TAM for FeedAide.

TAM for the group's future product for migraine ("MigrainAide") is even bigger – studies estimate the number of patients at 12% of the entire adult population.

The following table summarizes the US TAM:

Units		2016	2017	2018	2019	2020
Laiboraide & FeedAide Market Size	**USA Birth Market Size**	**1,989,778**	**3,995,474**	**4,011,456**	**4,027,502**	**4,043,612**
	Growth Rate	0.40%	0.40%	0.40%	0.40%	0.40%
MigrainAide Market Size	USA Pupulation	322,762,018	325,247,286	327,751,690	330,275,378	332,818,498
	Growth Rate	0.77%	0.77%	0.77%	0.77%	0.77%
	Migraine market (12% of Americans)	**38,731,442**	**39,029,674**	**39,330,203**	**39,633,045**	**39,938,220**

The basic assumptions used by the company to forecast sales are as follows:

- Start of sales:

    o   LaborAide – Q3 2016

    o   FeedAide – Q3 2017

    o   MigrainAide – Q3 2018

- Penetration rate, to be achieved gradually until 2020:

    o   LaborAide & FeedAide – 7.2%

    o   MigrainAide – 3.6%

12

 **Barzily Economic & Business Consulting (2008) Ltd**

- Canadian market:

  - o Total population: 36.3 milion

  - o Start of sales: Q1 2018

  - o Sales expected to be proportionate to US sales

  Accordingly, sales' forecast in units is as follows:

Units sold		2016	2017	2018	2019	2020
Penetration Rate	Overall	0.5%	1.8%	3.6%	5.4%	7.2%
	Total Laiboraide units sold	**9,949**	**71,919**	**144,412**	**217,485**	**291,140**
	Total Feedaide units sold		**25,171**	**108,309**	**217,485**	**291,140**
	Total MigraineAide units sold			**196,651**	**713,395**	**1,437,776**
	Canadian market			**50,749**	**129,985**	**229,175**
	Combined units sold	**9,949**	**97,090**	**500,122**	**1,278,350**	**2,249,231**

- Marketing channels – the initial focus is on sales through pharmacy and maternity chain stores (as mentioned above, an agreement has already been signed with BabiesRUs). Gradually the portion of direct sales (online, hospitals etc.) is expected to grow, as shown in the following table:

Units		2016	2017	2018	2019	2020
Customer split	Online & Hospitals	15.0%	20.0%	30.0%	35.0%	40.0%
	Pharma chains and others	85.0%	80.0%	70.0%	65.0%	60.0%

- Pricing – the average selling price differs according to the marketing channel:

  - o Chain stores - $ 20 per unit

  - o Direct - $ 55 per unit



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Based on these assumptions, the company's sales forecast is as follows:

	2016	2017	2018	2019	2020
Online & Hospitals - rev	82,078	1,067,990	8,252,015	24,608,242	49,483,086
Pharma chains and others - rev	169,131	1,553,440	7,001,710	16,618,553	26,990,774
Total revenues	**251,209**	**2,621,431**	**15,253,724**	**41,226,795**	**76,473,860**

P&L Forecast

P&L forecast were prepared, using the following data and assumptions:

- Revenues – according to the sales' forecast, as detailed above.

- Costs – computed according to the following assumptions:

    o COGS – as the company is merely a distributor/wholesaler, the actual direct cost of each unit is the CIF price paid to Medivie UK - $ 5.5, going down to $ 3 in 2020.

    o Other direct costs – 20% commission for direct sales + 1% misc. costs on all sales + purchase of reserve stock to the amount of 0.5% of market size.

    o Sales & marketing – according to management's assumptions, costs will go up from $ 700 K in 2016 (half year) to $ 6.3 M in 2020

    o Operational and G & A costs – according to a detailed estimate supplied by the company:



Barzily Economic & Business Consulting (2008) Ltd

Operating and G&A expenses	2016	2017	2018	2019	2020
Legal	60,000	60,000	60,000	60,000	60,000
Accounting	60,000	60,000	60,000	60,000	60,000
President	250,000	250,000	250,000	250,000	250,000
Offices	120,000	120,000	120,000	120,000	120,000
Warehousing	12,000	12,000	24,000	36,000	36,000
Insurance	30,000	40,000	50,000	60,000	70,000
CSO	27,000	27,000	27,000	27,000	27,000
Head of Sales	150,000	150,000	150,000	150,000	150,000
Sales Dep employees	150,000	300,000	900,000	1,800,000	2,250,000
CMO	150,000	150,000	150,000	150,000	150,000
Marketing Dep employees	150,000	300,000	900,000	1,800,000	2,250,000
COO	100,000	100,000	100,000	100,000	100,000
CFO	150,000	150,000	150,000	150,000	150,000
CEO	18,000	18,000	18,000	18,000	18,000
Total	1,427,000	1,737,000	2,959,000	4,781,000	5,691,000

o   Misc. overhead cost - 7.5% of turnover.

•   Tax – as Nevada has no corporate tax, tax rate is the federal corporate tax rate – 34%.

Based on these assumptions, hereinafter is P&L forecast for the period 2016-2020:

	2016	2017	2018	2019	2020
Revenue	251,209	2,621,431	15,253,724	41,226,795	76,473,860
Manufacturing	128,366	766,616	3,815,932	10,038,245	18,421,203
G & A	447,500	1,195,000	2,395,000	4,195,000	5,095,000
Operating expenses	266,000	542,000	564,000	586,000	596,000
Marketing & Sales	700,000	1,500,000	4,000,000	9,000,000	9,000,000
misc 7.5%	115,640	300,271	808,120	1,786,443	2,483,415
Net Before Tax	(1,406,296)	(1,682,456)	3,670,673	15,621,107	40,878,241
Tax	0	0	197,853	5,311,176	13,898,602
Profit after tax	**(1,406,296)**	**(1,682,456)**	**3,472,820**	**10,309,930**	**26,979,639**



Free Cash Flow

Cash flow for each year is computed from the following elements:

- Net profit – as computed above.

- CAPEX – as Medivie USA is a marketing company, it requires little to none capital expenditures.

- Working capital – in view of market payment terms and of the company's main supplier being a related party, no working capital requirements were assumed.

According to this analysis, free cash flow equals yearly profit after tax.

Forecast's Period and Long Term Growth Rate

The analysis utilizes the "Going Concern" approach, meaning that the company is expected to continue generating cash flow indefinitely, beyond the specific forecast's period. For that purpose, the last year of the forecast (2020) is representing a typical year in the long term.

Long term DCF (in addition to the forecast's DCF), also called "Terminal Value", is computing by dividing a typical year's cash flow by the discount rate (see ahead), with the long-term growth rate deducted from the discount rate:

$T_0 = FCF_{N+1}/(k - g)$

 **Barzily Economic & Business Consulting (2008) Ltd**

In recent years, the number of births in the US has been quite stable, suggesting minimal growth. However, as population growth is positive and as the forecast does not address future products, we assumed long-term growth rate to be 1%.

Discount Rate

Discount rate is normally computed according to the WACC model, which computes a weighted average of the cost of debt and the cost of equity, taking into account industry and company special characteristics:

$$WACC = \frac{D}{D+E}K_d + \frac{E}{D+E}K_e$$

As Medivie US is a new company with no debt, the WACC was not specifically computed, but derived from Damodaran (NYU) database healthcare products' companies, with a company-specific risk factor added:

- Industry WACC – 8.47%

- Risk premium, given the initial stage of the activity and adjustment to size – 6%

- Discount rate (rounded) – 14.47%



Barzily Economic & Business Consulting (2008) Ltd

FDCF Computation

According to the above parameters and computations, FDCF for Medivie US is as follows:

	2016	2017	2018	2019	2020
Free Cash Flow	-1,406,296	-1,682,456	3,472,820	10,309,930	26,979,639
WACC	14.47%	14.47%	14.47%	14.47%	14.47%
Discounted Cash Flow	-1,228,489	-1,283,904	2,315,077	6,003,898	13,724,865
Until 2021					19,531,448
Permanent Value					101,864,338
Total FDCF					**121,395,785**

According to this computation, **company value is app. $ 121.4 M.**

PE Multiple Method

As mentioned above, the multiple method may give additional comparative indication for value. The ratio chosen was P/E (market value divided by net earnings).

To compute the multiple, we analysed a sample of 25 traded US companies from the medical devices sector. The results are as follows:

- Minimum – 21.43

- Maximum – 37.25

- Average – 28.88

The DCF value computed above represents a multiple of 35 on 2018 (first year with all products sold) net earnings and a multiple of 4.5 on the representing year's net earnings. These results provide further proof to the validity of the DCF valuation.

Exhibit 12.1



18 East 41st Street ●14th Floor ● New York, NY ● 10017
P: (646) 502-7001 F: (646) 607-5544

January 23, 2017

Medivie USA Inc.
11319 Maple Street
Los Alamitos, CA 90720

To the management of Medivie USA Inc.:

We are acting as counsel to Medivie USA Inc. (the "Company") in connection with the preparation and filing with the Securities and Exchange Commission, under the Securities Act of 1933, as amended (the "Securities Act"), of the Company's Offering Statement on Form 1-A (the "Offering"). The Offering Statement covers 2,000,000 shares of the Company's common stock, out of which 600,000 are resale shares by existing shareholders par value $0.00001 per share (the "Shares").

In connection with this opinion, we have examined the corporate records of the Company, including the Company's Articles of Incorporation, Bylaws, the Form 1-A/Offering Circular, the Subscription Agreement, as well as such other documents and records as we deemed relevant in order to render this opinion. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, all representations made by you in writing and orally, the authenticity of all documents submitted to us as originals, the information and audited financial statements provided by Fahn Kanne & Co. Grant Thornton Israel, your independent auditor, and the conformity to originals of all documents submitted as conformed, photostatic or facsimile copies.

Based on the foregoing and in reliance thereon, and subject to the qualification and limitations set forth below, we are of the opinion that:

1. The Company is duly organized in the State of Nevada, validly existing and in good standing as a corporation under the laws of the State of Nevada.

2. The Shares have been duly authorized by all necessary corporate action of the Company.

3. When issued and sold by the Company against payment therefor pursuant to the terms of the Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable.

4. All resale shareholders disclosed in this offering received full consideration and are legally issued, fully paid and non-assessable.

Nothing herein shall be deemed to relate to or to constitute an opinion concerning any matters not specifically set forth above. The foregoing opinions relate only to the applicability of this Offering pursuant to Regulation A under the Securities Act as understood and without reference to conflict of laws and matters of federal law, and we do not purport to express any opinion on the laws of any other jurisdiction.

We hereby consent to the use of our name in the Offering Statement and we also consent to the filing of this opinion as an exhibit thereto.

Very truly yours,

/s/ JSBarkats PLLC